Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-252030

Offer to Exchange

Each outstanding ordinary, nominative share, of a single-series, no par value of

Infraestructura Energética Nova, S.A.B. de C.V.

for 0.0323 shares of common stock

Sempra Energy, a California corporation (“Sempra”), is offering to exchange (the “exchange offer”) each issued and outstanding ordinary, nominative share, of a single-series, no par value (the “ordinary shares”) of Infraestructura Energética Nova, S.A.B. de C.V. (“IEnova”), a Mexican public stock corporation, other than such ordinary shares owned directly or indirectly by Sempra, for 0.0323 shares of Sempra common stock (the “Exchange Ratio”). On April 14, 2021, IEnova’s board of directors issued an opinion concluding that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock pursuant to the exchange offer and the Exchange Ratio is fair, exclusively from a financial point of view. Pursuant to the exchange offer, IEnova shareholders that participate in the exchange offer will become shareholders of Sempra. As of April 23, 2021, Sempra beneficially owned 70.2% of IEnova’s outstanding ordinary shares. Because of IEnova’s status as a Mexican public stock corporation regulated by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”), the exchange offer is subject to the CNBV’s authorization. On April 23, 2021, the CNBV approved the launch of the exchange offer. See “The Exchange Offer” for more details.

The exchange offer will expire at 3:00 p.m., New York City time (2:00 p.m., Mexico City time), on May 24, 2021, unless extended. Holders of IEnova ordinary shares who tender their IEnova ordinary shares into the exchange offer may withdraw them at or prior to 3:00 p.m., New York City time (2:00 p.m., Mexico City time), on May 20, 2021, which is two Mexican business days (as defined herein) prior to the expiration date (as defined herein) and expiration time (as defined herein) of the exchange offer (the “withdrawal deadline”). The withdrawal deadline is subject to extension in the event the expiration date and expiration time of the exchange offer are extended as described in this prospectus.

Our obligation to accept tendered IEnova ordinary shares in exchange for Sempra common stock is subject to a number of conditions. For a discussion of these conditions, see “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer.” Sempra common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SRE.” IEnova ordinary shares are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (the “Mexican Stock Exchange”) under the symbol “IENOVA.” Application has been made to list Sempra’s common stock on the Mexican Stock Exchange, and upon completion of the exchange offer, Sempra’s common stock will start trading on the Mexican Stock Exchange.

For a discussion of risk factors you should consider in evaluating the exchange offer, see “Risk Factors” beginning on page 23.

We are not asking you for a proxy and you are requested not to send us a proxy.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell securities and is not a solicitation of an offer to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction, in which such offer, sale or solicitation is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

The date of this prospectus is April 26, 2021.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates by reference important business and financial information about Sempra from documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that have not been included in or delivered with this prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this prospectus by accessing the SEC’s website maintained at www.sec.gov or by requesting copies in writing or by telephone to:

Sempra Energy

488 8th Avenue

San Diego, California 92101

Attention: Corporate Secretary

Telephone: +1 (619) 696-2000

Additional copies of this prospectus may be obtained from the exchange agent or from the broker, dealer, bank, trust company, custodian or other securities intermediary through which you hold your IEnova ordinary shares. To obtain timely delivery of these documents, you must request them no later than May 17, 2021, which is five days, excluding Saturdays, Sundays and U.S. federal holidays (“U.S. business days”), before the date you must make your investment decision.

References to Sempra Energy and Certain of its Subsidiaries

The exchange offer is being made by Sempra Energy. In this prospectus, “we,” “us,” “our,” “Sempra Energy,” “Sempra” and other similar references are references to Sempra Energy and its consolidated subsidiaries, unless otherwise specified or unless the context otherwise requires.

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QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q:	Has IEnova or its board of directors made any recommendation regarding the exchange offer?

A:

IEnova is a Mexican public stock corporation and Mexican law governs the duties and obligations of IEnova’s board of directors, a majority of the members of which are appointed by Sempra. Under Mexican law, no later than 10 days, excluding Saturdays, Sundays and days in which the banking institutions in Mexico must close pursuant to the applicable law (each, a “Mexican business day,” and together with a U.S. business day, collectively referred to as a “business day”), after the commencement of the exchange offer, IEnova’s board of directors is required, after considering the recommendation of the Corporate Practices Committee of IEnova’s board of directors (the “Corporate Practices Committee”), to prepare and disclose (i) an opinion on the Exchange Ratio of the exchange offer from a financial point of view, (ii) any conflicts of interests which each of the board members may have, and (iii) if each board member will tender his or her IEnova ordinary shares as part of the exchange offer. The opinion of the board of directors of IEnova, described in (i) above is accompanied by the opinion of an independent financial advisor.

Upon receipt and review by IEnova’s board of directors of (i) the letter dated April 12, 2021 (the “Final Offer Letter”) from Sempra to the Corporate Practices Committee, by means of which Sempra conveyed, on a non-binding basis, its intention to conduct the exchange offer at the Exchange Ratio, and (ii) the recommendation dated April 14, 2021 of the Corporate Practices Committee, which recommendation was based, among other factors, on an opinion dated April 14, 2021 issued by J.P. Morgan Securities LLC (“J.P. Morgan”), as independent financial advisor to the Corporate Practices Committee, IEnova’s board of directors issued an opinion dated April 14, 2021, pursuant to which IEnova’s board of directors concluded that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the Exchange Ratio established in the Final Offer Letter is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021. See “The Exchange Offer—Opinion of IEnova’s Board of Directors” and “The Exchange Offer—Opinion of the Independent Financial Advisor to the Corporate Practices Committee of IEnova’s Board of Directors.”

Q:	What will I receive in the exchange offer if I tender my IEnova ordinary shares?

A:

In the exchange offer, you will receive 0.0323 shares of Sempra common stock for each one IEnova ordinary share that you validly tender prior to the expiration date, subject to certain conditions. See “The Exchange Offer—Terms of the Exchange Offer—Exchange Ratio and Basis for Determination.”

Individuals participating in the exchange offer will receive only whole shares of Sempra common stock and will not receive at any time fractional shares. Because each Custodian may apply different methods with respect to the treatment of fractional share interests that would otherwise be owed to beneficial owners of IEnova ordinary shares for whom such Custodian is the record holder, each such beneficial owner should contact its Custodian to understand the mechanism to be executed in lieu of delivering such fractional shares. See “The Exchange Offer—Exchange Offer Closing Procedure” for more information.

Q:	Will all the IEnova ordinary shares that I tender be accepted?

A:	Sempra expects to accept any IEnova ordinary shares validly tendered and not validly withdrawn, subject to all conditions to the exchange offer having been satisfied or waived by Sempra.

Q:	As a legal matter, can I immediately sell the Sempra common stock I receive in the exchange offer?

A:

Yes, provided that you are not an affiliate of either Sempra or IEnova. If you are an affiliate, there may be some restrictions on your ability to resell the Sempra common stock received in the exchange offer. Sempra’s common stock is listed on the NYSE and application has been made to list Sempra’s common stock on the

Mexican Stock Exchange, and upon completion of the exchange offer, Sempra’s common stock will start trading on the Mexican Stock Exchange. We expect that you will be able to sell your Sempra common stock on each stock exchange on which Sempra’s shares are listed, so long as your broker or other securities intermediary has the ability to execute transactions on that exchange.

Q:	Does Sempra require any approval from its shareholders to make or consummate the exchange offer?

A:	No.

Q:	Does Sempra require any approvals from any governmental authorities in order to acquire IEnova’s ordinary shares and to issue and deliver Sempra common stock pursuant to the exchange offer?

A:

Yes. We require the approval of the CNBV for the exchange offer and the registration of the Sempra common stock with the National Registry of Securities of the CNBV (Registro Nacional de Valores) (the “RNV”), the approval of the Mexican Stock Exchange for the listing of the Sempra common stock on that exchange, and the declaration of effectiveness of the registration statement of which this prospectus forms a part by the SEC. On April 23, 2021, the CNBV approved the launch of the exchange offer. In addition, we plan to file with the NYSE a supplemental listing application for the shares of Sempra common stock to be issued in the exchange offer.

While we currently expect that all necessary approvals will be received and remain in force through the expiration date, it is possible that not all necessary approvals will be in force through that date. If that happens, the exchange offer may be terminated or extended and we will issue a public announcement describing how the exchange offer will be affected. See “The Exchange Offer— Conditions, Extension, Amendment and Termination of the Exchange Offer” and “The Exchange Offer—Regulatory Approvals.”

Q:	What will be the consequences for me if I choose not to participate in the exchange offer or if I forget, or my broker forgets, to tender my shares before the expiration date of the exchange offer?

A:

You must tender your IEnova ordinary shares in the manner described in this prospectus by the expiration date, which is at 3:00 p.m., New York City time (2:00 p.m., Mexico City time) on May 24, 2021, in order to participate in the exchange offer, unless the exchange offer is extended. See “The Exchange Offer—Expiration Date” and “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer.” If you do not, you will retain ownership of your IEnova ordinary shares.

After consummation of the exchange offer, the liquidity and market value of your IEnova ordinary shares may be materially adversely affected. At that time and so long as it meets the requirements under applicable law and regulations, Sempra intends to submit an application to the CNBV to cancel the registration of the IEnova ordinary shares in the RNV, and to request delisting of the IEnova ordinary shares from the Mexican Stock Exchange, in which case IEnova will no longer be a publicly traded company (sociedad anónima bursátil) with listed equity securities subject to the Securities Market Law of Mexico (Ley del Mercado de Valores) (the “Mexican Securities Law”), although it will remain subject to certain other requirements of the Mexican Securities Law in connection with its prior public offerings of Mexican peso-denominated debt securities. For such purposes, IEnova will have to hold an extraordinary shareholders’ meeting, which will require the affirmative vote of no less than 95% of the IEnova ordinary shares to approve such cancellation and delisting. See “Risk Factors—Risks Related to the Exchange Offer—If the exchange offer is completed, the liquidity and market value of any IEnova ordinary shares not acquired by Sempra could be materially adversely affected.”

Q:	What will be the accounting treatment of the exchange offer?

A:	The exchange offer will involve the acquisition of the noncontrolling interest (“NCI”) of a consolidated subsidiary of Sempra, and as such, it will be accounted for as an equity transaction with no recognition of gain or loss in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Q:	Will a U.S. Holder be taxed on the Sempra common stock that such holder receives?

A:

Yes, the exchange by a U.S. Holder (as defined herein) of IEnova ordinary shares for Sempra common stock will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize gain or loss equal to the difference between (a) the sum of the fair market value of the Sempra common stock received and (b) the holder’s aggregate adjusted tax basis of the IEnova ordinary shares exchanged therefor in a fully taxable transaction. The recognized gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if, as of such time, the U.S. Holder’s holding period for the IEnova ordinary shares exchanged is greater than one year as of the date of the exchange offer. See “The Exchange Offer—Material Tax Consequences.” Each prospective holder should seek advice from an independent tax advisor about the tax consequences under its own particular circumstances.

Q:	Will a Mexican-tax resident holder of IEnova ordinary shares be taxed on the Sempra common stock that it receives?

A:

Pursuant to Mexican laws, a holder of IEnova ordinary shares that is treated as a Mexican-tax resident legal entity will be obligated to determine any realized gain or loss and recognize as taxable income any gain triggered from the transfer of such shares. Any income obtained by Mexican-tax resident legal entities from a transfer in the exchange offer will be subject to a 30% corporate income tax applied on any gain derived by the holder. A holder of IEnova ordinary shares that is treated as a Mexican-tax resident individual will be obligated to recognize any gain or loss triggered with the exchange offer. Generally, to the extent the sale takes place through a concessioned stock exchange under terms of the Mexican Securities Law, the holder will be subject to a 10% income tax rate on any gain triggered;

otherwise, the holder would be required to pay income tax at the applicable progressive tax rate based on the amount of income received during the tax year, which may be of up to 35%. See “The Exchange Offer—Material Tax Consequences.” Each prospective holder should seek advice from an independent tax advisor about the tax consequences under its own particular circumstances.

Q:	Are Sempra’s and its subsidiaries’ businesses, operations and financial condition relevant to my decision to tender my shares in the exchange offer?

A:

Yes. In the exchange offer you will receive shares of Sempra common stock, and you need to consider Sempra’s and its subsidiaries’ business, operations and financial condition before you decide to become one of Sempra’s shareholders by tendering your IEnova ordinary shares in the exchange offer. In making a decision to tender your IEnova ordinary shares in the exchange offer, you should review the documents incorporated by reference in this prospectus and the risk factors discussed under “Risk Factors” for additional information about our business, operations and financial condition.

Q:	If I tender my IEnova ordinary shares, how will my rights as a shareholder change?

A:

If the exchange offer is consummated you will receive 0.0323 shares of Sempra common stock in exchange for each one IEnova ordinary share you tender. There are important differences between the rights of IEnova’s and Sempra’s shareholders. Some of these differences are explained under “Legal Information—Comparison of Shareholder Rights.”

Q:	What percentage of Sempra common stock will IEnova’s shareholders own after the exchange offer?

A:

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares or shares of Sempra common stock are issued after the initial date of the exchange offer, other than the shares of Sempra common stock to be issued pursuant to the exchange offer, after the exchange offer IEnova’s shareholders would own approximately 4.4% of Sempra’s outstanding common stock, based on the number of shares of Sempra common stock outstanding on the initial date of the exchange offer. Accordingly, the Sempra common stock you receive in the exchange offer will represent a lower ownership percentage and voting interest in Sempra than the IEnova ordinary shares tendered in the exchange offer represented in IEnova, but that ownership percentage in Sempra will be of a larger company with a larger market capitalization.

Q:	When will I begin to receive dividends on the Sempra common stock I receive in the exchange offer?

A:

You will receive any dividends that have a record date that falls more than one business day after the settlement date (as defined herein) of the exchange offer. Dividend payments to U.S. Holders, non-U.S. holders (as defined herein) and Mexican-tax residents who receive shares of Sempra common stock may be subject to income tax in the United States and in the jurisdiction of tax residence of such holders. For more information, see “The Exchange Offer—Material Tax Consequences.”

Sempra is expected to issue a press release each time its board of directors authorizes the payment of dividends to its shareholders. Upon the registration of Sempra’s shares of common stock with the RNV and their listing on the Mexican Stock Exchange, such press releases are expected to be published in Spanish on the Mexican Stock Exchange’s website at www.bmv.com.mx, and will include a legend addressed to Sempra’s shareholders located in Mexico.

Q: How long will the exchange offer be open?

A:

Holders of IEnova ordinary shares may tender their shares in the exchange offer during the period starting on the initial date of the exchange offer and ending on the expiration date (the “Offer Period”). We expect that the exchange offer will remain open for at least 20 business days, but we have the right to extend the Offer Period in our sole discretion. See “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer.”

Q:	How do I participate in the exchange offer?

A:

Holders of IEnova ordinary shares as of May 24, 2021, which is the last date of the Offer Period (unless Sempra exercises its right to extend the Offer Period), who wish to participate in the exchange offer and who maintain custody of their shares through different Custodians (as defined herein) with accounts at S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), the securities depository in Mexico, shall, during the Offer Period, inform their respective Custodian in writing of the acceptance of the exchange offer and instruct the Custodian to transfer their IEnova ordinary shares to Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer (the “exchange agent”) and submit to the exchange agent an Acceptance Letter (as defined herein) for such shares. IEnova shareholders will retain their economic and voting rights associated with the IEnova ordinary shares tendered in the exchange offer until the settlement date. At that time, Sempra will become the owner of the tendered IEnova ordinary shares. To conduct the exchange, the Custodian shall complete, based on the information submitted by the respective shareholders, the Acceptance Letters, using the form of Acceptance Letter made available by the exchange agent, and deliver such Acceptance Letters to the exchange agent as described in this prospectus. Holders of IEnova ordinary shares who physically hold their shares and wish to participate in the exchange offer should contact the Custodian of their choice for specific instructions and timing and other requirements for tendering their physical shares in the exchange offer. In such cases, IEnova shareholders who physically hold their shares must deliver their IEnova ordinary shares to a Custodian for deposit at Indeval, which, upon approval and validation of their deposit at Indeval, will send to the Custodian a registration crediting such shares in favor of the applicable IEnova shareholder. Thereafter, such shares will be exchanged in the exchange offer in the same manner as all other shares that are held through Custodians, as described above. See “The Exchange Offer— Tender Participation Procedure.”

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Q:	Once I tender my IEnova ordinary shares, can I withdraw such tendered shares?

A:

Holders of IEnova ordinary shares who have accepted the exchange offer will have the right to withdraw from their acceptance of the exchange offer without penalty at or prior to the withdrawal deadline (as it may be extended in accordance with the terms of this prospectus). Thereafter acceptances will be irrevocable, except in the event that, in the opinion of the CNBV, the exchange offer has been materially modified or other competitive tender offers present better conditions, in which case withdrawals from the exchange offer can be made without penalty until the expiration time. See “The Exchange Offer—Withdrawal Rights.”

Q:	Will I still be entitled to the economic and voting rights associated with my IEnova ordinary shares after I tender them in the exchange offer but before the settlement date of the exchange offer?

A:

Yes. You will retain the economic and voting rights associated with the IEnova ordinary shares that you tender in the exchange offer until the settlement date of the exchange offer. At that time, you will become the owner of the number of shares of Sempra common stock (plus cash in lieu of any fractional shares) to which you are entitled pursuant to the settlement of the exchange offer as described in this prospectus. IEnova ordinary shares that are submitted for tender in the exchange offer cannot be sold, traded or otherwise disposed of or transferred after such tender unless withdrawal rights have been exercised with respect to those shares in accordance with the terms described under “The Exchange Offer—Withdrawal Rights.”

Q:	Are there any conditions to the obligation of Sempra to complete the exchange offer?

A:	Yes. The exchange offer is subject to the satisfaction or waiver of a number of conditions, consisting of the following:

•	the registration statement of which this prospectus forms a part shall have been declared effective by the SEC, the CNBV and the Mexican Stock Exchange shall have approved the registration and listing of Sempra’s common stock and authorized the exchange offer and the disclosure in the related documents filed with the CNBV, the NYSE shall have approved the supplemental listing of the Sempra common stock to be issued in the exchange offer, and all other governmental approvals and authorizations required in connection with the exchange offer shall have been obtained and shall have not been revoked or amended, modified or supplemented in any way that, in Sempra’s sole judgment, could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the exchange offer;

•	during the Offer Period, no stop order suspending the effectiveness of the registration statement of which this prospectus forms a part shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or threatened by the SEC, and the CNBV shall not have issued any order suspending the exchange offer;

•	during the Offer Period, no governmental entity, court, or agency having jurisdiction over any party to the exchange offer shall have enacted, issued, promulgated, enforced, or entered any laws, regulations or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of or, in Sempra’s sole judgment, adversely impact the ability to consummate the exchange offer; and

•	during the Offer Period, no Material Adverse Effect (as defined herein) shall have occurred, nor any event, condition, change, occurrence, development, or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

See “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer.”

Q:	When will I know the outcome of the exchange offer?

A:	We will issue a public announcement of the results of the exchange offer promptly after the expiration date, as it may be extended under the conditions set forth herein.

Q:	When will I receive my Sempra common stock?

A:

Subject to the satisfaction or waiver of the Offer Conditions (as defined herein), on the settlement date of the exchange offer, Sempra shall deliver to the exchange agent the total number of shares of Sempra common stock to be issued in the exchange offer based on the Exchange Ratio, plus any corresponding cash in lieu of fractional shares calculated as described under “The Exchange Offer—Exchange Offer Closing Procedure,” in exchange for all IEnova ordinary shares that have been validly tendered to the exchange agent in accordance with the procedure described in this prospectus, at the Indeval account of the exchange agent as previously instructed to Sempra. The exchange agent will transfer on the settlement date of the exchange offer to the different Indeval accounts of the Custodians (including the Custodians of the IEnova shareholders who have held their IEnova ordinary shares physically), the number of shares of Sempra common stock that correspond to the number of IEnova ordinary shares received or transferred from the various Custodians as per each Custodian’s Acceptance Letter and the Exchange Ratio, rounding any resulting fraction downwards to the next-lowest whole number, plus any corresponding cash in lieu of fractional shares, all as provided in this prospectus. See “The Exchange Offer—Exchange Offer Closing Procedure.”

Q:	Will I have to pay brokerage commissions?

A:

Neither we nor the exchange agent will charge any brokerage fee in connection with the exchange offer to the tendering IEnova shareholders. However, you should check with the Custodian who holds your IEnova ordinary shares as to whether or not such Custodian will charge any transaction fee in connection with your tender. We will not pay any such fees.

Q:	Who can help answer my questions about the exchange offer?

A:

If you have more questions about the exchange offer, you should contact the following persons from the exchange agent, Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer: Arturo Medina at +52 (55) 1807-4850 or by email at josearturo.medina@bbva.com; Carlos Pacheco at +52 (55) 5057-6633 or by email at carlosjavier.pacheco@bbva.com; or Irini Trujillo at +52 (55) 2979-5071 or by email at irini.trujillo@bbva.com. You may also contact Nelly Molina from Sempra’s investor relations at +1 (619) 696-2005 or by email at NMolina@sempra.com or Lindsay Gartner from Sempra’s investor relations at +1 (619) 696-2461 or by email at L2Gartner@sempra.com or Mr. Luis Miguel Osio Buch from IEnova’s investor relations at Avenida Paseo de la Reforma 342, Piso 24, Colonia Juárez, Alcaldía Cuauhtémoc, Ciudad de México, C.P. 06600, by telephone at +52 (55) 9138-0100 or by email at ienovainvestorrelations@ienova.com.mx.

FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus and the documents it incorporates by reference contain, or will contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in any forward-looking statements. Unless otherwise expressly stated, these forward-looking statements represent our estimates and assumptions only as of the respective dates of the documents in which such forward-looking statements appear. Except to the extent of any ongoing obligations to disclose material information under the U.S. and Mexican federal securities laws, we assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors.

Forward-looking statements in this prospectus include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra’s performance or opportunities, and any other statements regarding Sempra’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this prospectus forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “should,” “could,” “would,” “will,” “confident,” “may,” “can,” “potential,” “possible,” “proposed,” “in process,” “under construction,” “in development,” “target,” “outlook,” “maintain,” “continue,” or similar expressions, or when we discuss our guidance, priorities, strategy, goals, vision, mission, opportunities, projections, intentions or expectations.

Factors, among others, that could cause actual results and events to differ materially from those described in any forward-looking statements include risks and uncertainties relating to:

•

the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to achieve the anticipated benefits of these transactions; the effect of our public announcement of these proposed transactions on Sempra’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related matters; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra’s control; and the effects on these transactions of disruptions to Sempra’s or IEnova’s respective businesses

•

California wildfires, including the risks that we may be found liable for damages regardless of fault and that we may not be able to recover costs from insurance, the fund established pursuant to California Assembly Bill 1054 or in rates from customers

•

decisions, investigations, regulations, issuances or revocations of permits and other authorizations, renewals of franchises, and other actions by (i) Mexico’s Federal Electricity Commission (Comisión Federal de Electricidad) (the “CFE”), the California Public Utilities Commission, the U.S. Department of Energy (the “DOE”), the Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the United States, Mexico and other countries in which we do business

•

the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects or other transactions on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts if completed, and (iv) obtaining the consent of partners or other third parties

•

the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations, including, among others, those related to the natural gas leak at the SoCalGas Aliso Canyon natural gas storage facility

•	the impact of the coronavirus disease 2019 (“COVID-19”) pandemic on our capital projects, regulatory approval processes, supply chain, liquidity and execution of operations

•

actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow on favorable terms and meet our substantial debt service obligations

•	moves to reduce or eliminate reliance on natural gas and the impact of volatility of oil prices on our businesses and development projects

•

weather, natural disasters, pandemics, accidents, equipment failures, explosions, acts of terrorism, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance

•

the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures

•

cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees

•	expropriation of assets, failure of foreign governments and state-owned entities to honor their contracts, and property disputes

•

the impact at San Diego Gas & Electric Company (“SDG&E”) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access and Community Choice Aggregation, and the risk of nonrecovery for stranded assets and contractual obligations

•

the ability of Oncor Electric Delivery Company LLC (“Oncor”) to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor’s independent directors or a minority member director

•	volatility in foreign currency exchange and interest and inflation rates and commodity prices and our ability to effectively hedge these risks

•

changes in tax and trade policies, laws and regulations, including tariffs and revisions to international trade agreements that may increase our costs, reduce our competitiveness, or impair our ability to resolve trade disputes

•	other uncertainties, some of which may be difficult to predict and are beyond our control

You should review and consider carefully the risks, uncertainties and other factors that affect our business and our securities, including our common stock, as described under “Risk Factors” and in other sections herein and under “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of our Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”), which is incorporated by reference in this prospectus. Before making a decision regarding whether or not to tender your IEnova ordinary shares in the exchange offer, you should carefully consider these factors and risks as well as other information contained or incorporated by reference in this prospectus. Risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, financial results and the value of our securities.

We caution you not to rely unduly on any forward-looking statements. You should review and consider carefully the risks, uncertainties and other factors that affect our business as described herein and in the documents incorporated by reference herein. You may obtain copies of these documents as described under “Additional Information for Shareholders” in this prospectus.

This prospectus and the documents incorporated and deemed to be incorporated by reference herein may include or incorporate by reference market, demographic and industry data and forecasts that are based on or derived from sources such as independent industry publications, publicly available information, government data and other information from third parties or that have been compiled or prepared by our management or employees. We do not guarantee the accuracy or completeness of any of this information, and we have not independently verified any of the information provided by third-party sources or regarding Oncor or its markets. In addition, market, demographic and industry data and forecasts involve estimates, assumptions and other uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus and under similar headings in documents that are incorporated or deemed to be incorporated by reference in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. In that regard, any statement to the effect that Oncor operates the largest distribution and transmission system in Texas is based on the number of customers. Accordingly, you are cautioned not to place undue reliance on any of this information.

x

SUMMARY

The following summary highlights selected information from this prospectus and may not contain all of the information that may be important to you. To understand the exchange offer more fully, you should read this entire prospectus carefully, including the documents incorporated by reference, which are described under “Additional Information for Shareholders” before making any investment decision.

The Companies

Sempra Energy

Sempra is a California-based holding company with energy infrastructure investments in North America. Its businesses invest in, develop and operate energy infrastructure, and provide electric and gas services to customers through regulated public utilities. Sempra was formed in 1998 through a business combination of Enova Corporation and Pacific Enterprises, the holding companies of its regulated public utilities in California: SDG&E, which began operations in 1881, and Southern California Gas Company (“SoCalGas”), which began operations in 1867. Sempra has since expanded its regulated public utility presence into Texas through its 80.25% interest in Oncor and 50% interest in Sharyland Utilities, L.L.C. Sempra has had a strong and growing presence in Mexico through IEnova. IEnova has a diverse portfolio of energy infrastructure projects and assets serving Mexico’s growing energy needs. Sempra’s energy infrastructure footprint includes its 50.2% interest in Cameron LNG Holdings, LLC, which is a natural gas liquefaction export facility operating in Louisiana, and construction and development of liquefied natural gas (“LNG”) projects and assets on the Gulf Coast and Pacific Coast of North America.

In 2018, Sempra announced a multi-phase portfolio optimization initiative designed to sharpen its strategic focus on North America. Sempra has since executed on that initiative by completing the sales of its renewables businesses and non-utility natural gas storage assets in the United States, and by completing the sales of its businesses in South America. Sempra presents the South American businesses as discontinued operations in its audited consolidated financial statements (as defined herein).

Sempra’s mission is to be North America’s premier energy infrastructure company. Sempra is primarily focused on transmission and distribution investments that it believes are capable of producing stable cash flows and improved earnings visibility, with the goal of delivering safe and reliable energy to its customers and increasing shareholder value.

Sempra’s business activities are organized under the following reportable segments:

•	SDG&E

•	SoCalGas

•	Sempra Texas Utilities

•	Sempra Mexico

•	Sempra LNG

Our principal executive offices are located at 488 8th Avenue, San Diego, California 92101 and the telephone number is +1 (619) 696-2000. Our corporate website is www.sempra.com. This reference to our website is not an active hyperlink and the information contained on, or that can be accessed through, our website is not, and shall not be deemed to be, part of this prospectus.

IEnova

IEnova develops, owns and operates, or holds interests in, energy infrastructure in Mexico in three key energy markets: gas, power and storage.

IEnova’s business consists of three business segments:

•

Gas Segment. The gas segment includes IEnova’s natural gas and ethane transportation systems and associated or standalone compression assets, as well as its natural gas marketing business and natural gas distribution business.

•

Power Segment. The power segment includes a natural gas-fired combined-cycle power plant, wind and solar power generation facilities and the construction and development of additional wind and solar power generation facilities.

•

Storage Segment. The storage segment includes refined products storage, its liquid petroleum gas (“LPG”) storage and pipeline systems, and its existing Energía Costa Azul, S. de R.L. de C.V. regasification facility (the “ECA Regas Facility”).

IEnova’s assets generate revenues primarily under firm, long-term, take-or-pay, U.S. dollar-denominated contracts. Currently, IEnova is constructing and developing marine and land terminals for the receipt, storage and delivery of liquid fuels.

As of April 23, 2021, Sempra beneficially owned 70.2% of the outstanding ordinary shares of IEnova, with the remaining shares held by NCI and traded on the Mexican Stock Exchange under the symbol “IENOVA.” The IEnova ordinary shares are registered with the RNV maintained by the CNBV.

IEnova’s principal executive offices are located at Avenida Paseo de la Reforma 342, Piso 24, Colonia Juárez, Alcaldía Cuauhtémoc, Ciudad de México, C.P. 06600 and the telephone number is +52 (55) 9138-0100.

Recent Developments

Sempra Infrastructure Partners

On April 4, 2021, Sempra and its wholly owned subsidiary, Sempra Global, entered into a purchase and contribution agreement (the “Purchase Agreement”) with KKR Pinnacle Aggregator L.P., an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), pursuant to which KKR will acquire for an aggregate purchase price of $3.37 billion (the “Purchase Price”), subject to the adjustments described below, newly designated Class A Units representing 20% of the equity interests of Sempra Global (the “SIP Transaction”). Prior to the closing of the SIP Transaction (the “Closing”), Sempra will conduct an internal reorganization (the “Restructuring”) to consolidate the assets of its LNG business and its ownership in IEnova under Sempra Global, which will be renamed Sempra Infrastructure Partners (“SIP”).

Under the terms of the Purchase Agreement, KKR will be acquiring its indirect interest in IEnova at $4.13 per IEnova ordinary share. This price is calculated using the originally proposed exchange ratio for the exchange offer of 0.0313 shares of Sempra common stock for each IEnova ordinary share that was announced by Sempra on December 2, 2020, and the closing price of Sempra’s common stock on April 1, 2021, the last Trading Day (as defined herein) immediately preceding the date of the Purchase Agreement. To the extent that Sempra does not acquire all of the outstanding IEnova ordinary shares in the exchange offer prior to Closing, the Purchase Agreement provides that the Purchase Price will be adjusted downward at Closing in an amount equal to 20% of the number of IEnova ordinary shares that are not held directly or indirectly by Sempra multiplied by the $4.13 per share amount described above. If Sempra later acquires additional IEnova ordinary shares after the Closing of the SIP Transaction, the Purchase Agreement provides a mechanism whereby KKR will purchase 20% of such additional shares from Sempra and Sempra and KKR will then contribute all such additional shares to SIP.

The consummation of the SIP Transaction is subject to receipt of regulatory approval in Mexico by the Mexican Competition Commission (Comisión Federal de Competencia Económica) (“COFECE”) and in the United States by the Federal Energy Regulatory Commission; certain other third-party approvals; the completion of the Restructuring; the absence of a material adverse effect on the assets, businesses, properties, liabilities, financial condition or results of operations of the businesses and assets that are the subject of the SIP Transaction taken as a whole, subject to certain exceptions; and other customary closing conditions. If the Closing has not occurred on or before October 5, 2021, any party may generally terminate the Purchase Agreement. Sempra will be entitled to receive a reverse termination fee of $134.8 million from KKR if KKR fails to receive its financing proceeds by the Closing and the transactions contemplated by the Purchase Agreement are otherwise ready to be consummated.

At the Closing, Sempra and KKR will enter into a limited partnership agreement, which will govern their respective rights and obligations in respect of their ownership of SIP. Sempra will generally maintain control of SIP as the 80% owner with KKR having certain customary minority protections.

These agreements are described in more detail in Sempra’s Current Report on Form 8-K filed with the SEC on April 5, 2021, which is incorporated herein by reference.

Purpose of and Plans for the Exchange Offer

The main purpose of the exchange offer is for Sempra to acquire 100% of IEnova’s outstanding capital stock owned by public investors, currently consisting of 29.8% of the total outstanding IEnova ordinary shares, in exchange for up to 13,993,739 shares of Sempra common stock, using an Exchange Ratio of 0.0323 shares of Sempra common stock for each one IEnova ordinary share.

After consummation of the exchange offer, so long as it meets the requirements under applicable law and regulations, Sempra intends to submit an application to the CNBV to cancel the registration of the IEnova ordinary shares in the RNV, and to request delisting of the IEnova ordinary shares from the Mexican Stock Exchange, in which case IEnova will no longer be a publicly traded (sociedad anónima bursátil) company with listed equity securities subject to the Mexican Securities Law, although it will remain subject to certain other requirements of the Mexican Securities Law in connection with its prior public offerings of Mexican peso-denominated debt securities. For such purposes, IEnova will have to hold an extraordinary shareholders’ meeting, which will require the affirmative vote of no less than 95% of the IEnova ordinary shares to approve such cancellation and delisting.

Sempra may elect, and subject to certain conditions, may be required, to (i) launch a subsequent tender offer in respect of any IEnova ordinary shares that were not acquired in the exchange offer, which will be carried out at an acquisition price in Mexican pesos of at least the greater of: (A) the Trading Price (as defined herein) of the IEnova ordinary shares; or (B) the Book Value (as defined herein) of the IEnova ordinary shares; and (ii) constitute an irrevocable administration trust agreement (“delisting trust”), as required under the applicable regulations, which shall be maintained for no less than six months, and which shall maintain the funds required to acquire, if any, at the same price offered in such subsequent tender offer, any IEnova ordinary shares that were not tendered in either the exchange offer or any subsequent tender offer. Sempra may be able to offer a different price in any such additional offer, subject to prior approval from the CNBV, based upon, among other factors, IEnova’s financial condition and prospects at the time and after approval of such price by IEnova’s board of directors, taking into consideration the recommendation of the Corporate Practices Committee in accordance with Mexican law. Any such consideration may be different, and could be materially less, than that offered in the exchange offer. In such scenario, the Mexican Securities Law provides that the CNBV may permit the deregistration and delisting of IEnova if the interests of minority shareholders and the market in general have been adequately protected. THERE IS NO CERTAINTY ABOUT THIS PROCESS OR ITS DATES.

Sempra believes in the long-term potential of IEnova and the Mexican market as a whole and thus Sempra considers the current market price of IEnova’s ordinary shares to not reflect its full potential. Sempra also believes the exchange offer provides a financially attractive proposal to holders of IEnova ordinary shares.

Key Benefits of the Exchange Offer

We believe that the exchange offer should deliver compelling value to IEnova shareholders in the form of an upfront premium, exposure to potential material upside over time through the Sempra platform, and ownership in a company with scale and liquidity to pursue potential value-accretive growth opportunities. It is anticipated that IEnova shareholders will retain exposure to the existing growth opportunities within the IEnova platform. We believe that IEnova shareholders should have a further improved value proposition by supplementing these existing growth opportunities with a more diversified portfolio of infrastructure-driven growth across high-quality markets.

Strong Valuation

The Exchange Ratio represents an attractive premium to IEnova’s closing stock price prior to Sempra announcing its intention to make the exchange offer. The exchange offer implies an 18.7% premium over the 30-day volume-weighted average price, a 30.4% premium over the 90-day volume-weighted average price and a 61.0% premium over the 52-week low price of IEnova ordinary shares as quoted on the Mexican Stock Exchange as of November 27, 2020, the last full Trading Day of the week prior to the public announcement of the exchange offer, in each case based on the volume-weighted average price of shares of Sempra common stock as quoted on the NYSE during the five-day period ended on April 9, 2021, the last full Trading Day of the week prior to the delivery of the Final Offer Letter by Sempra to the Corporate Practices Committee, and the average Ps./U.S.$ exchange rate of Ps.20.1676 per U.S.$1.00 reported by the Mexican Central Bank as the FIX Rate during the five-day period ended on that date. As used herein, the “FIX Rate” is the Ps. / U.S. dollar exchange rate reported as such by the Mexican Central Bank on its webpage at www.banxico.org.mx on any given date.

Presented below is a list of selected precedent transactions (the “Selected Transactions”), which, based on publicly available information, are all North American transactions in which the acquirer owned at least 50% of the target prior to the transaction. The Selected Transactions were also identified because they involved publicly traded companies within the natural resources industry with certain financial, operational, or business characteristics that make them sufficiently comparable to IEnova and the exchange offer or otherwise relevant for purposes of comparison. The Selected Transactions are not directly comparable to Sempra, IEnova or the exchange offer, in particular because of the relatively unique nature of the transactions and differences between the acquirers and the target companies in the Selected Transactions.

Announcement Date	Acquirer	Target
February 27, 2020	Equitrans Midstream Corp.	EQM Midstream Partners, LP
January 13, 2020	Brookfield Renewable Partners L.P.	TerraForm Power Inc.
October 18, 2018	Valero Energy Corp.	Valero Energy Partners LP
October 9, 2018	Antero Midstream GP LP	Antero Midstream Partners LP
September 19, 2018	Dominion Energy, Inc.	Dominion Energy Midstream Partners, LP
June 29, 2018	Loews Corporation	Boardwalk Pipeline Partners
May 17, 2018	Enbridge Inc.	Spectra Energy Partners LP
May 17, 2018	Cheniere Energy, Inc.	Cheniere Energy Partners LP
May 17, 2018	The Williams Companies, Inc.	Williams Partners LP
November 8, 2017	Delek US Holdings, Inc.	Alon USA Partners LP
May 31, 2016	SemGroup Corp.	Rose Rock Midstream LP
April 6, 2015	Tesoro Logistics LP	QEP Midstream Partners LP
October 1, 2014	Enterprise Products Partners LP	Oiltanking Partners LP

For each of the Selected Transactions, publicly available data was reviewed to determine the premium paid for the target company’s shares, based on the announced price at which such shares would be acquired relative to the volume-weighted average price of such shares over the 30 days and 90 days prior to the public announcement of the transaction and the 52-week low price of such shares.

	Premium to 30-Day Volume- Weighted Average Price	Premium to 90-Day Volume- Weighted Average Price	Premium to 52-week Low Price
Median Premium in Selected Transactions	9.4%	10.2%	29.8%

Premium Over IEnova’s Ordinary Shares as of November 27, 2020 and Relative to Selected Transactions(1)

(1)

Based on Trading Days and volume-weighted average prices quoted on the Mexican Stock Exchange. The 52-week low price of IEnova ordinary shares, which occurred on May 20, 2020, refers to the intra-day low price and is based on Trading Days and volume-weighted average prices quoted on the Mexican Stock Exchange.

Infrastructure Platform with Growth Opportunity

The exchange offer will provide holders of IEnova ordinary shares the opportunity to invest in a company with a historically high-growth infrastructure platform. In addition to the growth prospects being pursued by IEnova, holders of IEnova ordinary shares will additionally benefit from growth potential across the rest of Sempra’s diversified investment portfolio.

Sempra’s diversified investment portfolio of regulated utilities and long-term contracted energy infrastructure is expected to provide an attractive combination of stable cash flows and growth opportunity. Current holders of IEnova ordinary shares will become owners in a company that:

•	has the goal to become North America’s premier energy infrastructure company, serving over 36 million consumers across regulated U.S. utility, LNG export and Mexican infrastructure platforms

•	announced in February 2021 one of the largest 5-year capital plans in the company’s history, comprised of a planned investment of $32 billion in North American infrastructure over 2021 – 2025

•	is providing new options to meet global energy demand with North American infrastructure projects supporting energy diversification and accessibility

•	holds a leading position in what Sempra believes are the most attractive North American markets

Sempra Infrastructure Platform

Well-diversified Strategic Market Participant

The exchange offer will provide holders of IEnova ordinary shares the opportunity to become shareholders of a company with business and geographic diversification.

Sempra intends to bring IEnova and Sempra’s LNG business under a single platform, SIP, focused on owning, operating and growing its energy infrastructure businesses. It is our belief that this consolidation will help create value-enhancing strength, scale, operating efficiencies and an improved infrastructure growth platform to help strengthen energy infrastructure investments in Mexico and help facilitate the global clean-energy transition. We firmly believe that consolidating full ownership of IEnova under Sempra and combining it with our LNG business will help create the scale and financial flexibility to support IEnova’s ability to accomplish these important objectives.

In addition, we are excited to deepen our long-standing commitment to expanding energy infrastructure across Mexico, a goal that IEnova has championed for decades, and believe energy security and affordability in Mexico are critical to improving the standard of living across the country. Moreover, we remain dedicated to Mexico’s capital markets and believe that listing Sempra’s common stock on the Mexican Stock Exchange is demonstrative of this commitment.

As described under “—Recent Developments,” Sempra has entered into a definitive agreement to sell a 20% equity interest in SIP for cash proceeds of $3.37 billion, subject to adjustments. The completion of this sale is subject to customary closing conditions, including, among others, obtaining applicable governmental and third-party approvals. Sempra believes this sale will help fund the growth opportunities and enhance the overall value of the combined platform, while maintaining Sempra’s majority ownership and governance control.

Diversification Across Geographies and Business Mix

IEnova Status Quo(1)	Sempra Energy U.S. GAAP Earnings(1)	Sempra Energy Pro Forma Adjusted Earnings(1)

(1)

The IEnova Status Quo charts reflect the earnings (losses) attributable to common shares of Sempra’s Sempra Mexico segment for the year ended December 31, 2020. The Sempra U.S. GAAP Earnings charts reflect earnings (losses) as a percentage of Sempra’s earnings (losses) attributable to common shares for the year ended December 31, 2020. The Sempra Pro Forma Adjusted Earnings charts reflect earnings (losses) as a percentage of Sempra’s earnings (losses) attributable to common shares for the year ended December 31, 2020, excluding Parent & Other and Discontinued Operations and assuming 100% ownership of IEnova. Pro Forma Adjusted Earnings is a non-U.S. GAAP financial measure. See “Financial and Market Price Data—Summary Consolidated Financial Data of Sempra—Non-U.S. GAAP Financial Measure” for further details on Pro Forma Adjusted Earnings and a reconciliation to the most comparable U.S. GAAP financial measure.

(2)	Represents IEnova’s Gas, Power and Storage segments.

(3)	Represents Sempra’s SDG&E, SoCalGas and Sempra Texas Utilities segments.

(4)	Represents Sempra’s Sempra Mexico segment, which is primarily comprised of IEnova, as well as certain holding companies and risk management activities.

(5)	Represents Sempra’s Sempra LNG segment.

(6)	Represents Sempra’s Discontinued Operations comprised of Sempra’s former South American businesses and certain activities associated with those businesses, as well as Parent & Other.

(7)	Represents Sempra’s SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments, as well as Parent & Other.

(8)	Represents Sempra’s Discontinued Operations comprised of Sempra’s former South American businesses and certain activities associated with those businesses.

(9)	Represents Sempra’s SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments.

Favorable Growth Profile

The exchange offer will provide holders of IEnova ordinary shares the opportunity to become shareholders of a company with a favorable historic growth profile supported by a strong capital commitment.

Holders of IEnova ordinary shares are expected to benefit from Sempra’s prospects of enhanced dividend growth. Sempra has a long history of increasing its dividend; in each of the last four years, its board of directors has approved increases in dividends per share, on an annualized basis, from $3.29 in 2017 to $3.58 in 2018 to $3.87 in 2019 to $4.18 in 2020 to $4.40 in 2021, and Sempra has increased its dividend by approximately 9% on a compounded annualized basis over the last decade.

IEnova and Sempra Annual Dividends per Share (U.S.$)(1)

(1)

IEnova dividends are reported in U.S. dollars. Dividends of U.S.$200.00 million paid August 15, 2017 were converted to U.S. dollars using that day’s exchange rate of Ps.17.7755 per U.S.$1.00 as reported by the Mexican Central Bank; dividends of U.S.$210.00 million paid August 21, 2018 were converted to U.S. dollars using that day’s exchange rate of Ps.19.0305 per U.S.$1.00 as reported by the Mexican Central Bank; dividends of U.S.$220.00 million paid November 14, 2019 were converted to U.S. dollars using that day’s exchange rate of Ps.19.4543 per U.S.$1.00 as reported by the Mexican Central Bank.

Opportunity for Greater Returns

The exchange offer will provide holders of IEnova ordinary shares the opportunity to become holders of Sempra common shares, which historically have had a superior return relative to IEnova’s ordinary shares.

Over the five-year period ended November 27, 2020, Sempra has delivered a 53.2% total shareholder return, far exceeding IEnova’s return of 11.5% over the same time period.

Sempra’s Total Shareholder Return Relative to IEnova(1)

(1)

Total shareholder return is calculated as (i) the change in the stock price over the specified period plus the dividends paid during such period, divided by (ii) the stock price at the beginning of the specified period.

Enhanced Scale and Liquidity

The exchange offer will provide holders of IEnova ordinary shares the opportunity to transfer their ownership to a more liquid security of a company with larger scale.

Sempra has a diversified shareholder base including strong institutional investors, resulting in greater trading volumes and trading liquidity relative to IEnova’s public float. The shares of Sempra common stock would be listed on the Mexican Stock Exchange, permitting IEnova’s local investors to own a Mexican Stock Exchange-listed stake in a strong North American energy infrastructure company, while also retaining the opportunity to be invested in Mexican infrastructure. Furthermore, with approximately $66.6 billion in total assets as of December 31, 2020 and a market capitalization of approximately $37.6 billion as of November 27, 2020, holders of IEnova ordinary shares are expected to benefit from Sempra’s significantly larger scale relative to IEnova.

Average Daily Trading Volume (three months ended on November 27, 2020, $ in millions)(1)	Market Capitalization of Public Float (as of November 27, 2020 $ in billions)(2)

(1)

Bloomberg market data as of November 27, 2020, all of which was provided by Bloomberg in U.S. dollars. Calculated as the sum of all trade prices multiplied by the number of shares traded at each price for each day.

(2)

For Sempra, represents total market capitalization as of November 27, 2020. For IEnova, represents market capitalization of outstanding shares that were not owned indirectly by Sempra as of November 27, 2020. Assumes Ps./U.S.$ rate of Ps.20.0467 per U.S.$1.00 reported by the Mexican Central Bank as of November 27, 2020.

High-performance Culture Focused on Safety, Sustainability and Diversity

The exchange offer will provide holders of IEnova ordinary shares the opportunity to become shareholders of a company with a robust business model driven by a strong alignment with environmental, social and governance (“ESG”) goals and a focus on high-performance culture, diversity and sustainable business practices.

It is important to note that both IEnova and Sempra LNG would continue managing their respective day-to-day operations, while benefiting from being part of a larger and more robust holding company that historically has had access to lower cost of capital. We have a high regard for IEnova’s management team and believe they will be critical to IEnova’s ongoing success. As such, IEnova’s business would continue to be managed by the existing management team following completion of the exchange offer, with continued attractive career opportunities for employees of IEnova throughout the Sempra family of companies.

Source of Funds

Other than the amount of cash to be paid in lieu of fractional shares in the exchange offer, the exchange offer does not require the use of funds by Sempra, as the exchange offer consists of an exchange of up to 13,993,739 shares of Sempra common stock in exchange for up to 433,242,720 IEnova ordinary shares, representing 29.8% of the total outstanding IEnova ordinary shares, which represent 100% of the outstanding IEnova ordinary shares that are owned by public investors as of the initial date of the exchange offer.

We estimate that the total amount of cash required for the payment of cash in lieu of fractional shares, assuming that we deposited such funds with the exchange agent on April 23, 2021, would not be more than $5,000. We expect to have sufficient funds to make the required payments of cash in lieu of such fractional shares from our cash on hand.

Conditions, Extension, Amendment and Termination of the Exchange Offer

Sempra will not accept for exchange or exchange any IEnova ordinary shares validly tendered into, and not withdrawn from, the exchange offer unless each of the conditions described below is satisfied or waived by Sempra prior to the expiration time (as defined herein). We refer to these conditions in this prospectus collectively as the “Offer Conditions”:

•

the registration statement of which this prospectus forms a part shall have been declared effective by the SEC, the CNBV and the Mexican Stock Exchange shall have approved the registration and listing of Sempra’s common stock and authorized the exchange offer and the disclosure in the related documents filed with the CNBV, the NYSE shall have approved the supplemental listing of the Sempra common stock to be issued in the exchange offer, and all other governmental approvals and authorizations required in connection with the exchange offer shall have been obtained and shall have not been revoked or amended, modified or supplemented in any way that, in Sempra’s sole judgment, could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the exchange offer;

•

during the Offer Period, no stop order suspending the effectiveness of the registration statement of which this prospectus forms a part shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or threatened by the SEC, and the CNBV shall not have issued any order suspending the exchange offer;

•

during the Offer Period, no governmental entity, court, or agency having jurisdiction over any party to the exchange offer shall have enacted, issued, promulgated, enforced, or entered any laws, regulations or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of or, in Sempra’s sole judgment, adversely impact the ability to consummate the exchange offer; and

•

during the Offer Period, no Material Adverse Effect shall have occurred, nor any event, condition, change, occurrence, development, or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. See “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer” for more information about what constitutes a Material Adverse Effect.

If Sempra, in its sole discretion, determines that any of the Offer Conditions has not been satisfied, Sempra, at any time without any liability and until the expiration date, may:

1)

withdraw or terminate the exchange offer and promptly return to IEnova’s shareholders their IEnova ordinary shares submitted for tender, in which case Sempra shall not be required to pay any consideration;

2)

modify the terms of the exchange offer, including extending the Offer Period, provided that, if, in the opinion of the CNBV, those modifications are material, the Offer Period shall be extended for a term of no less than five business days; or

3)	modify or waive any Offer Condition.

The discretionary decision of Sempra at any time regarding the waiver, or the satisfaction or not, of any of the Offer Conditions shall be unilateral, binding and final.

The Offer Conditions are for the sole benefit of Sempra and may be invoked, used, exercised, and determined by Sempra regardless of the circumstances that originated them. In addition, these conditions may be waived by Sempra totally or partially, at any time and from time to time, in its sole discretion. Failure on the part of Sempra to exercise any of these rights shall not be considered a waiver thereof; the waiver of any of these rights in respect of particular and specific facts and circumstances does not mean or shall not be considered as a waiver in respect of other particular and specific facts and circumstances; and each of these rights shall be considered a continuing right that may be exercised or invoked at any time. Any determination by Sempra involving the events described under “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer” shall be unilateral, final and binding.

Sempra reserves the right to withdraw or terminate the exchange offer if, in its sole discretion, Sempra determines that any of the Offer Conditions has not been satisfied, or Sempra may otherwise waive such conditions, in which case, it shall give public notice of these circumstances. Upon withdrawal or termination of the exchange offer, holders of IEnova ordinary shares who have tendered their shares shall not be entitled to claim any interest or other consideration against Sempra on the occasion of such withdrawal or termination. This right may be exercised by Sempra at any time in its sole discretion until the expiration date. In the event that Sempra withdraws or terminates the exchange offer in accordance with the foregoing, the exchange agent shall return the IEnova ordinary shares that have been submitted for tender through the broker-dealers, banking institutions or other financial entities that are direct depositors with Indeval and have the maintenance and custody of securities, in the name and on behalf of the recipients of the exchange offer (the “Custodians”).

Once the Offer Period begins, the exchange offer will not be subject to any conditions other than those described herein. The receipt by the exchange agent of IEnova ordinary shares that have been validly tendered must not be construed as a waiver by Sempra of any of these Offer Conditions.

The waiver by Sempra, at any given time, of its right to withdraw or terminate the exchange offer when any of the Offer Conditions are not satisfied, shall not imply in any way nor shall it be interpreted as a waiver by Sempra of the application of such condition at a later time.

Each of the exchange agent, on behalf of Sempra by means of the publication of a notice through the Mexican Stock Exchange’s Electronic Communication System with Securities Issuers (Sistema Electrónico de Comunicación con Emisoras de Valores) (“Emisnet”), and IEnova, by means of the publication of a current report (evento relevante), respectively, shall publicly announce on the expiration date, or on the date on which Sempra determines that any of the Offer Conditions were not satisfied, as appropriate, whether the Offer Conditions were satisfied or waived. Such communication shall constitute, as applicable, recognition by Sempra and IEnova that the exchange offer has been completed, withdrawn or terminated, in accordance with the terms described herein.

The exchange offer will expire at 3:00 p.m., New York City time (2:00 p.m., Mexico City time), on May 24, 2021, unless extended. The exchange offer will remain open for at least 20 business days; provided that we expressly reserve the right, at any time or at various times, to extend the Offer Period in our sole discretion for one or more periods of no less than five business days each, and to extend the Offer Period for any period in the event that such an extension, in our sole judgment, is required by applicable law or by any rule, regulation, interpretation or position of the CNBV, the SEC or their respective staffs that is applicable to the exchange offer. If material modifications are made to the terms of the exchange offer, at the discretion of the CNBV, the Offer Period will be extended for a period of no less than five business days. During any extension of the exchange offer, all IEnova ordinary shares previously validly tendered will remain validly tendered and subject to the exchange offer unless, prior to the extended expiration time, the holders of such previously tendered shares exercise their withdrawal rights as described under “The Exchange Offer—Withdrawal Rights.” The exchange offer may be extended by notice from Sempra to the exchange agent, at any time or from time to time, on or prior to 9:00 a.m., New York City time (8:00 a.m., Mexico City time) on the business day immediately preceding the date then fixed for the expiration of the exchange offer.

Sempra will follow any extension, termination, amendment or delay of the exchange offer, as promptly as practicable, with a public announcement. In the case of an extension of the exchange offer, the related announcement will be issued no later than 9:00 a.m., New York City time (8:00 a.m., Mexico City time) on the business day immediately preceding the date then fixed for the expiration of the exchange offer. Subject to applicable law (including Mexican exchange offer regulations and Rule 14d-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that any material change in the information published, sent or given to shareholders in connection with the exchange offer be promptly disseminated to security holders in a manner reasonably designed to inform security holders of that change) and without limiting the manner in which Sempra may choose to make any public announcement, Sempra does not assume any obligation to publish, advertise or otherwise communicate any public announcement of this type, as explained below, other than by issuing a press release through PR Newswire Association LLC and through the Emisnet system of the Mexican Stock Exchange, through the website www.bmv.com.mx, as well as through the CNBV’s Securities Information Transfer System (Sistema de Transferencia de Información de Valores) (“STIV”), through the website www.gob.mx/cnbv. In addition, Sempra will post notice of any such extension on Sempra’s website at www.sempra.com. This reference to Sempra’s website is not an active hyperlink and the information on, or that can be accessed through, such website is not, and shall not be deemed to be, a part of this prospectus.

Terms and Conditions of the Exchange Offer

The Exchange Offer	We are making, upon the terms and subject to the conditions set forth in this prospectus, an offer to exchange each issued and outstanding IEnova ordinary share not owned directly or indirectly by Sempra for 0.0323 shares of Sempra common stock. For a more detailed description of the terms of the exchange offer, see “The Exchange Offer—Terms of the Exchange Offer.”

Expiration Date	The exchange offer will expire at the expiration time on the expiration date, which is 3:00 p.m., New York City time (2:00 p.m., Mexico City time), on May 24, 2021, unless extended. We have the right to extend the Offer Period in our sole discretion. See “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer.”

Withdrawal Rights	Holders of IEnova ordinary shares who have accepted the exchange offer will have the right to withdraw from their acceptance of the exchange offer without penalty at or prior to the withdrawal deadline (as extended in accordance with the terms of this prospectus). Thereafter acceptances will be irrevocable, except in the event that, in the opinion of the CNBV, the exchange offer has been materially modified or other competitive tender offers present better conditions, in which case withdrawals from the exchange offer can be made without penalty until the expiration time.

Reasons for the Exchange Offer	See “—Purpose of and Plans for the Exchange Offer” and “The Exchange Offer—Reasons for the Exchange Offer.”

Conditions to Completion of the Exchange Offer

The exchange offer is subject to the satisfaction or waiver of a number of conditions, consisting of the following:

•   the registration statement of which this prospectus forms a part shall have been declared effective by the SEC, the CNBV and the Mexican Stock Exchange shall have approved the registration and listing of Sempra’s common stock and authorized the exchange offer and the disclosure in the related documents filed with the CNBV, the NYSE shall have approved the supplemental listing of the Sempra common stock to be issued in the exchange offer, and all other governmental approvals and authorizations required in connection with the exchange offer shall have been obtained and shall have not been revoked or amended, modified or supplemented in any way that, in Sempra’s sole judgment, could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the exchange offer;

•   during the Offer Period, no stop order suspending the effectiveness of the registration statement of which this prospectus forms a part shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or threatened by the SEC, and the CNBV shall not have issued any order suspending the exchange offer;

•   during the Offer Period, no governmental entity, court, or agency having jurisdiction over any party to the exchange offer shall have enacted, issued, promulgated, enforced, or entered any laws, regulations or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of or, in Sempra’s sole judgment, adversely impact the ability to consummate the exchange offer; and

•   during the Offer Period, no Material Adverse Effect shall have occurred, nor any event, condition, change, occurrence, development, or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. We have the right to waive any of these conditions. For more information, see “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer.”

Status of Required Approvals	The consummation of the exchange offer is conditioned on the approval of the CNBV for the exchange offer, the registration of the Sempra common stock with the RNV, the approval of the Mexican Stock Exchange for the listing of Sempra’s common stock, the declaration of effectiveness of the registration statement of which this prospectus forms a part by the SEC, and the approval of the NYSE of the supplemental listing of the Sempra common stock to be issued in the exchange offer. While we currently expect that all necessary approvals will be received and remain in force through the expiration date, we cannot assure you that all required approvals will be obtained or that the failure to obtain any of these approvals or the conditions that could be imposed in connection with obtaining these approvals will not adversely affect Sempra or IEnova or our ability to complete the exchange offer. For a more detailed discussion of those required approvals, see “The Exchange Offer—Regulatory Approvals.”

Accounting Treatment	The exchange offer will involve the acquisition of the NCI of a consolidated subsidiary of Sempra, and as such, it will be accounted for as an equity transaction with no recognition of gain or loss in accordance with U.S. GAAP.

Procedures for Tendering	To tender IEnova ordinary shares in the exchange offer, you must instruct the Custodian who holds your IEnova ordinary shares to tender your IEnova ordinary shares prior to the expiration date in the manner described under “The Exchange Offer—Tender Participation Procedure.” IEnova shareholders who wish to participate in the exchange offer and who maintain custody of their shares through different Custodians with accounts at Indeval shall, during the Offer Period, inform their respective Custodian in writing of the acceptance of the exchange offer and instruct the Custodian to transfer their IEnova ordinary shares to the exchange agent and submit to the exchange agent an Acceptance Letter for such shares. IEnova shareholders will retain their economic and voting rights associated with the IEnova ordinary shares tendered in the exchange offer until the settlement date. At that time, Sempra will become the owner of the tendered IEnova ordinary shares.

Appraisal Rights	Holders of IEnova ordinary shares are not entitled to dissenters’ rights or appraisal rights in connection with the exchange offer.

Delivery of Sempra Common Stock	If all Offer Conditions are satisfied or waived and the exchange offer is completed, upon our receipt of the validly tendered and not withdrawn IEnova ordinary shares in the exchange offer, we will cause the shares of Sempra common stock issuable in the exchange offer, plus the cash in lieu of fractional shares as described in this prospectus, to be delivered at the closing of the exchange offer (the “settlement date”).

Extension, Termination and Amendment	We reserve the right, at any time or from time to time, to extend or terminate the exchange offer or to amend the terms of the exchange offer in any respect in accordance with applicable law and the provisions of this prospectus. See “The Exchange Offer.”

Tax Consequences	U.S. federal income tax consequences. The exchange by a U.S. Holder of IEnova ordinary shares for Sempra common stock will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize gain or loss equal to the difference between (a) the sum of the fair market value of the Sempra common stock received and (b) the holder’s aggregate adjusted tax basis of the IEnova ordinary shares exchanged therefor in a fully taxable transaction. The recognized gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the IEnova ordinary shares exchanged is greater than one year as of the date of the exchange offer. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders, such distributions, including the amount of any taxes withheld, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Sempra common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of such U.S. Holder’s Sempra common stock and will be treated as described under “The Exchange Offer—Material Tax Consequences— Material U.S. Federal Income Tax Consequences—Sale, Exchange or Other Taxable Disposition of Sempra Common Stock.”

Mexican tax consequences. The receipt of shares of Sempra common stock in exchange for IEnova ordinary shares pursuant to the exchange offer will be treated as a taxable disposition for Mexican tax purposes. Generally, Mexican-tax resident legal entities, Mexican-tax resident individuals and non-Mexican-tax residents whose IEnova ordinary shares are exchanged for shares of Sempra common stock in the transaction will recognize gain or loss on the exchange and may be subject to Mexican income tax under any of the particular tax regimes applicable to such types of investors. Gain or loss will generally be equal to the difference between (i) the value of the shares of Sempra common stock received and (ii) the holder’s adjusted basis in the IEnova ordinary shares exchanged.

For more information about the U.S. federal income and Mexican tax consequences of the exchange offer, see “The Exchange Offer—Material Tax Consequences.” Each prospective holder should seek advice from an independent tax advisor about the tax consequences under its own particular circumstances.

Opinion of IEnova’s Independent Financial Advisor	Pursuant to an engagement letter, IEnova retained J.P. Morgan to act as independent financial advisor to the Corporate Practices Committee of IEnova’s board of directors and deliver a fairness opinion in connection with the exchange offer. At the meeting of the Corporate Practices Committee of IEnova on April 14, 2021, J.P. Morgan rendered its oral opinion and delivered its written opinion to IEnova’s board of directors and the Corporate Practices Committee, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to IEnova’s shareholders (other than Sempra and its affiliates) in the exchange offer was fair, from a financial point of view, to such shareholders. The J.P. Morgan opinion does not constitute a recommendation to any IEnova shareholder as to whether such shareholder should tender their IEnova ordinary shares in the exchange offer or any other matter, and does not confer rights or remedies upon any shareholder, creditor or any other person other than IEnova’s board of directors and the Corporate Practices Committee. See “The Exchange Offer—Opinion of the Independent Financial Advisor to the Corporate Practices Committee of IEnova’s Board of Directors.”

Interests of Certain Persons	See “The Exchange Offer—Opinion of IEnova’s Board of Directors.”

Comparison of Shareholder Rights	Sempra is a U.S. corporation incorporated in the state of California, and IEnova is a publicly traded company (sociedad anónima bursátil de capital variable) incorporated under the laws of Mexico. Your rights as a holder of Sempra common stock will differ materially from your rights as a holder of IEnova ordinary shares as a result of differences between the corporate laws of California and U.S. federal securities laws, and the Mexican Corporate Law (as defined herein) and the Mexican Securities Law. See “Legal Information—Comparison of Shareholder Rights.”

FINANCIAL AND MARKET PRICE DATA

Summary Consolidated Financial Data of Sempra

The following table shows the financial results of Sempra as of and for the periods indicated. Sempra’s financial information as of and for each of the years ended December 31, 2020, 2019 and 2018 are derived from the Consolidated Financial Statements and Notes to Consolidated Financial Statements of Sempra and its consolidated subsidiaries and variable interest entities as of December 31, 2020 and 2019 and for each of the three years in the period ended on December 31, 2020, and included in our Annual Report (the “audited consolidated financial statements”), and the Consolidated Financial Statements and Notes to Consolidated Financial Statements of Sempra and its consolidated subsidiaries and variable interest entities as of December 31, 2019 and 2018 and for each of the three years in the period ended on December 31, 2019, and have been prepared in conformity with U.S. GAAP. This information should be read in conjunction with the other information concerning our company set forth in or incorporated by reference in this prospectus, including, among other things, the information set forth in the audited consolidated financial statements and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report. You should not assume that any of these results are indicative of results for any future period.

	As of and for the Years Ended December 31,
	2020	2019	2018
	(In millions of U.S.$, except per share amounts)
Total revenues	$11,370	$10,829	$10,102
Income from continuing operations, net of income tax	$2,255	$1,999	$938
Income from discontinued operations, net of income tax	$1,850	$363	$188
Net income	$4,105	$2,362	$1,126
Earnings attributable to common shares	$3,764	$2,055	$924
Per common share data: Basic earnings from continuing operations	$6.61	$6.22	$2.86
Basic earnings from discontinued operations	$6.32	$1.18	$0.59
Basic earnings	$12.93	$7.40	$3.45
Diluted earnings from continuing operations	$6.58	$6.13	$2.84
Diluted earnings from discontinued operations	$6.30	$1.16	$0.58
Diluted earnings	$12.88	$7.29	$3.42
Total assets	$66,623	$65,665	$60,638
Short-term debt(1)	$2,425	$5,031	$3,668
Long-term debt and finance leases (excludes current portion)(2)	$21,781	$20,785	$20,903
Total shareholders’ equity	$23,373	$19,929	$17,138

(1)	Includes long-term debt due within one year and current portion of finance lease obligations. Excludes discontinued operations.

(2)	Excludes discontinued operations.

Non-U.S. GAAP Financial Measure

Sempra prepares its Consolidated Financial Statements in conformity with U.S. GAAP. However, Pro Forma Adjusted Earnings is a non-U.S. GAAP financial measure, which excludes certain items from Earnings (losses) attributable to common shares and assumes 100% ownership of IEnova. Sempra’s management may use Pro Forma Adjusted Earnings internally for financial planning, for analysis of performance and for reporting of results to the board of directors. Sempra may also use Pro Forma Adjusted Earnings when communicating financial results and earnings outlook to analysts and investors. Because of the nature and/or significance of the excluded items and assumptions, management believes that this non-U.S. GAAP financial measure provides a meaningful comparison of the performance of business operations to prior and future periods.

Non-U.S. GAAP financial measures are supplementary information that should be considered in addition to, but not as a substitute for, or superior to, the information prepared in accordance with U.S. GAAP. Sempra cautions investors that non-U.S. GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare current results with results from other reporting periods and with the results of other companies.

The table below provides a reconciliation of Pro Forma Adjusted Earnings to Earnings (losses) attributable to common shares, which Sempra considers to be the most directly comparable financial measure calculated in accordance with U.S. GAAP, for the year ended December 31, 2020.

	Year ended December 31, 2020

Pro Forma Adjusted Earnings (Unaudited) In millions of U.S.$
	SDG&E	SoCalGas	Sempra Texas Utilities	U.S Utilities(1)	Sempra Mexico(2)	Sempra LNG	North American Infrastructure(3)	Parent & Other	Discontinued Operations	Sempra Energy Consolidated
Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares	$824	$504	$579	$1,907	$259	$320	$579	$(562)	$1,840	$3,764
Earnings Attributable to IEnova Non-Controlling Interest	—	—	—	—	165	—	165	—	—	165
Excluding Parent & Other and Discontinued Operations	—	—	—	—	—	—	—	562	(1,840)	(1,278)

Sempra Pro Forma Adjusted Earnings(4)	$824	$504	$579	$1,907	$424	$320	$744	$—	$—	$2,651

Business Mix				U.S. Utilities(1)	Midstream & Power(5)	LNG(6)		Parent & Other	Discontinued Operations	Sempra Energy Consolidated
Percentage of Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares				51%	7%	8%		(15)%	49%	100%

Percentage of Sempra Pro Forma Adjusted Earnings (excluding Parent & Other and Discontinued Operations and assuming 100% ownership of IEnova)				72%	16%	12%				100%

Geographic Mix				U.S.(7)	Mexico(2)				South America(8)	Sempra Energy Consolidated
Percentage of Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares				44%	7%				49%	100%

Percentage of Sempra Pro Forma Adjusted Earnings (excluding Parent & Other and Discontinued Operations and assuming 100% ownership of IEnova)				84%	16%					100%

(1)	Represents Sempra’s SDG&E, SoCalGas and Sempra Texas Utilities segments.

(2)	Sempra’s Sempra Mexico segment is primarily comprised of IEnova, as well as certain holding companies and risk management activities.

(3)	Represents Sempra’s Sempra Mexico and Sempra LNG segments.

(4)

Sempra Pro Forma Adjusted Earnings adjusts Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares to assume 100% ownership of IEnova and to exclude Parent & Other and Discontinued Operations.

(5)	Represents Sempra’s Sempra Mexico segment.

(6)	Represents Sempra’s Sempra LNG segment.

(7)	Represents Sempra’s SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments, as well as Parent & Other.

(8)	Represents Sempra’s Discontinued Operations comprised of Sempra’s former South American businesses and certain activities associated with those businesses.

Market Price Data

The following table presents the closing prices for Sempra common stock on the NYSE and IEnova ordinary shares on the Mexican Stock Exchange on November 27, 2020 and April 23, 2021, as well as the exchange offer consideration per IEnova ordinary share implied by those Sempra common stock closing prices, based on the Exchange Ratio described herein. November 27, 2020 was the last full Trading Day of the week prior to the public announcement of the exchange offer. April 23, 2021 was the most recent practicable Trading Day for which information was available prior to the date of this prospectus. For more information, see “Market Price and Dividend Information.”

	Historical Data			Implied Total Net Consideration (on a per IEnova ordinary share basis)
	Sempra Common Stock	IEnova Ordinary Shares		Sempra Common Stock
	U.S.$	Mexican Pesos	U.S.$(1)	U.S.$(2)
November 27, 2020	$130.46	Ps.72.00	$3.59	$4.21
April 23, 2021	$137.07	Ps.84.67	$4.26	$4.43

(1)

IEnova ordinary shares trade on the Mexican Stock Exchange in Mexican pesos. Sempra common stock trades on the NYSE in U.S. dollars. The November 27, 2020 and April 23, 2021 closing prices in Mexican pesos have been converted to U.S. dollars based on an exchange rate of Ps.20.0467 and Ps.19.8865, respectively, per U.S.$1.00, at the exchange rate reported by the Mexican Central Bank on November 27, 2020 and April 23, 2021, respectively. See “Currency Presentation and Exchange Rates.”

(2)	Reflects the closing price of Sempra common stock on the indicated date, multiplied by 0.0323, the Exchange Ratio approved by the Transaction Committee of Sempra’s board of directors.

The implied total net consideration as of November 27, 2020, the last full Trading Day of the week prior to the public announcement of the exchange offer, reflects an approximately 17.3% premium for holders of IEnova ordinary shares (calculated using the closing price for IEnova ordinary shares as quoted on the Mexican Stock Exchange, the closing price for Sempra common stock as quoted on the NYSE and the Ps./U.S.$             exchange rate reported by the Mexican Central Bank, in each case as of that date). The implied total net consideration as of April 23, 2021, the most recent practicable Trading Day for which information was available prior to the initial date of the exchange offer, reflects an approximately 4.0% premium for holders of IEnova ordinary shares (calculated using the closing price for IEnova ordinary shares as quoted on the Mexican Stock

Exchange, the closing price for Sempra common stock as quoted on the NYSE and the Ps./U.S.$ exchange rate reported by the Mexican Central Bank, in each case as of that date). We urge you to obtain current market information regarding Sempra common stock and IEnova ordinary shares. We cannot assure you that the market prices for these securities or the U.S. dollar to Mexican peso exchange rate will not be significantly different in the future, including on the settlement date of the exchange offer. Any such change could affect the premium for the holders of IEnova ordinary shares.

RISK FACTORS

The exchange offer involves risk. You should consider carefully the risks of the exchange offer described below before you decide whether or not to tender your IEnova ordinary shares in the exchange offer.

Risks Related to the Exchange Offer

Our ability to complete the exchange offer is subject to various conditions and other risks and uncertainties that could cause the transaction to be abandoned, delayed or restructured, which could materially adversely affect us.

The completion of the exchange offer is subject to governmental and regulatory consents, approvals and rulings, including from the SEC, CNBV and Mexican Stock Exchange, and other closing conditions. On April 23, 2021, the CNBV approved the launch of the exchange offer, however, other governmental and regulatory authorities may not provide the consents, approvals and rulings that are needed to complete this transaction or could seek to block or challenge the transaction. In addition, other closing conditions to consummate the exchange offer may not be satisfied, which we discuss in further detail in this prospectus under “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer.” If the required consents, approvals and rulings are not received or the other closing conditions are not satisfied or waived, or if any of the foregoing is not achieved in a timely manner or on satisfactory terms, then the exchange offer may be abandoned and our results of operations, cash flows, financial condition and/or prospects could be materially adversely affected.

Our ability to complete the proposed exchange offer is subject to a number of other risks and uncertainties, many of which are not in our control, including, among others, if another party were to offer to acquire the IEnova ordinary shares on terms that are more favorable than the terms we offer, as well as industry and market conditions. These risks and uncertainties could alter the proposed structure of the exchange offer or negatively affect our ability to complete the exchange offer in a timely manner or at all.

The occurrence of any of the foregoing risks individually or in combination could lead to the abandonment, delay or restructuring of the exchange offer, in which case we would not be able to realize the potential benefits of the exchange offer but would still be required to pay the substantial costs incurred in connection with pursuing it, which could materially adversely affect our results of operations, cash flows, financial condition and/or prospects and the market value of our common stock.

Because the Exchange Ratio is fixed, the value of the shares of Sempra common stock you will receive as a result of the exchange offer will fluctuate.

If you tender your IEnova ordinary shares pursuant to the exchange offer you will receive 0.0323 shares of Sempra common stock for each one IEnova ordinary share. The Exchange Ratio is fixed and will not be adjusted to reflect any changes in the market prices of any of the securities of either company or the Ps./U.S.$ exchange rate. The value of shares of Sempra common stock and the IEnova ordinary shares will change from the initial date of the exchange offer through the expiration date. Such changes could result, among other things, from the disclosure by Sempra and IEnova of periodic financial or other material information in compliance with applicable law during the Offer Period and from the occurrence of any of the risks described herein or in the documents incorporated herein by reference. As a result, you will receive a fixed number of Sempra’s common stock in connection with the exchange offer, and changes in the market prices of these securities will affect the value of what you will receive.

The market prices of Sempra’s common stock and IEnova’s ordinary shares will fluctuate before the completion of the exchange offer and this will affect the value represented by the Exchange Ratio both in terms of the IEnova ordinary shares tendered by you or on your behalf and what you will receive in exchange.

The market prices of Sempra’s common stock and IEnova ordinary shares are subject to general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility in the past. Market price variations in these securities could result from actual or investors’ perceptions of changes in the businesses, financial condition, results of operations or prospects of Sempra or IEnova prior to and/or following the exchange offer, regulatory considerations, legal proceedings, exchange rates, actions by third parties, general energy industry, market and economic conditions and other factors that may not necessarily reflect the underlying fundamentals or prospects of either company or are beyond the control of Sempra or IEnova.

The opinion from IEnova’s board of directors in connection with the Exchange Ratio was issued as of a specific date.

As disclosed by IEnova in a current report (evento relevante) published through the Emisnet system of the Mexican Stock Exchange on April 14, 2021, upon receipt and review by IEnova’s board of directors of (i) the Final Offer Letter, and (ii) the recommendation dated April 14, 2021 of the Corporate Practices Committee, which recommendation was based, among other factors, on an opinion dated April 14, 2021 issued by J.P. Morgan, as independent financial advisor to the Corporate Practices Committee, IEnova’s board of directors issued an opinion dated April 14, 2021, pursuant to which IEnova’s board of directors concluded that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the Exchange Ratio established in the Final Offer Letter is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021.

This opinion is based on the market and exchange rate information as of the close of market on April 13, 2021, which was available to IEnova’s board of directors on the date the opinion was issued, and does not reflect, nor will it be adjusted to reflect, any changes in the market prices of any of the securities of either company or any changes in the Ps./U.S.$ exchange rate. The market price of the shares of Sempra common stock and the IEnova ordinary shares has fluctuated from the date of issuance of the opinion from IEnova’s board of directors, and will continue to fluctuate through the expiration date. IEnova shareholders should take these limitations into account when evaluating this opinion from IEnova’s board of directors and deciding whether to participate in the exchange offer.

Sempra is the controlling shareholder of IEnova and may have actual or potential conflicts of interest with respect to the exchange offer.

Sempra is the controlling shareholder of IEnova and may have actual and potential conflicts of interest with IEnova’s public investors because it currently has the power to elect a majority of the members of IEnova’s board of directors.

Although the rights of the holders of Sempra’s common stock have equivalencies with the rights of IEnova shareholders under Mexican law, there are also differences between these rights.

The rights of holders of IEnova ordinary shares are governed by Mexican law and IEnova’s bylaws. If your IEnova ordinary shares are acquired in the exchange offer, you will receive shares of Sempra common stock. The rights of a holder of Sempra’s common stock are governed by applicable U.S. federal and California state laws. Although the rights of the holders of Sempra’s common stock have equivalencies with the rights of shareholders of a publicly-listed company under Mexican law according to a legal opinion issued by White & Case, S.C., as legal counsel to Sempra in Mexico, there are also certain differences between these rights. For a description of the rights of IEnova shareholders under Mexican law compared to the rights of Sempra shareholders under California law, see “Legal Information—Comparison of Shareholder Rights.”

You will need to consider the tax consequences of the exchange offer and of holding shares of Sempra common stock.

A U.S. Holder that exchanges IEnova ordinary shares for Sempra common stock pursuant to the exchange offer will generally recognize gain or loss equal to the difference between (a) the sum of the fair market value of the Sempra common stock received and (b) the holder’s aggregate adjusted tax basis of the IEnova ordinary shares exchanged therefor in a fully taxable transaction. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders, such distributions, including the amount of any taxes withheld, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If we pay distributions of cash or property on the Sempra common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits and such dividends generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty.

The receipt of shares of Sempra common stock in exchange for IEnova ordinary shares pursuant to the exchange offer will be treated as a taxable disposition for Mexican tax purposes. Generally, Mexican-tax resident legal entities, Mexican-tax resident individuals and non-Mexican-tax residents whose IEnova ordinary shares are exchanged for shares of Sempra common stock in the transaction will recognize gain or loss on the exchange and may be subject to Mexican income tax under any of the particular tax regimes applicable to such types of investors. Gain or loss will generally be equal to the difference between (i) the value of the shares of Sempra common stock received and (ii) the holder’s adjusted basis in the IEnova ordinary shares exchanged.

The tax consequences of the transaction and of holding shares of Sempra common stock are discussed in more detail under “The Exchange Offer—Material Tax Consequences.” Each prospective holder should seek advice from an independent tax advisor about the tax consequences under its own particular circumstances.

If the exchange offer is completed, Sempra will directly and indirectly own a larger majority stake of the IEnova ordinary shares.

If the exchange offer is completed, Sempra will directly and indirectly own a larger majority stake of the IEnova ordinary shares and thus, subject to applicable legal requirements, will increase its capability to take actions that could affect your rights as a holder of IEnova ordinary shares if you do not participate in the exchange offer.

In addition, after consummation of the exchange offer, so long as it meets the requirements under applicable law and regulations, Sempra intends to submit an application to the CNBV to cancel the registration of the IEnova ordinary shares in the RNV, and to request delisting of the IEnova ordinary shares from the Mexican Stock Exchange, in which case IEnova will no longer be a publicly traded company (sociedad anónima bursátil) with listed equity securities subject to the Mexican Securities Law, although it will remain subject to certain other requirements of the Mexican Securities Law in connection with its prior public offerings of Mexican peso-denominated debt securities. Such a cancellation and delisting will require the affirmative vote of no less than 95% of the IEnova ordinary shares at an extraordinary shareholders’ meeting.

As a non-publicly traded entity, IEnova would not be required by applicable Mexican law to grant the same minority rights as those currently afforded as a “sociedad anónima bursátil,” which could limit the remaining minority shareholders’ ability to influence the result of any issues subject to approval at the general shareholders’ meetings of IEnova, including the appointment of the members of the board of directors, the acquisition or transfer of relevant assets, the issuance of shares and other securities, and payment of dividends consisting in shares representing the capital stock of IEnova, among others. Under Mexican law, minority shareholders of non-publicly traded companies have limited minority rights.

If the exchange offer is completed, the liquidity and market value of any IEnova ordinary shares not acquired by Sempra could be materially adversely affected.

The acquisition of IEnova ordinary shares by Sempra pursuant to the exchange offer will reduce the number of holders of IEnova ordinary shares and the number of IEnova ordinary shares that might otherwise trade publicly and, depending on the number of IEnova ordinary shares acquired by Sempra pursuant to the exchange offer, could materially adversely affect the liquidity and market value of any remaining IEnova ordinary shares held by the public.

After consummation of the exchange offer, so long as it meets the requirements under applicable law and regulations, including the affirmative vote of no less than 95% of the IEnova ordinary shares at an extraordinary shareholders’ meeting, Sempra intends to submit an application to the CNBV to cancel the registration of the IEnova ordinary shares in the RNV, and to request delisting of the IEnova ordinary shares from the Mexican Stock Exchange, in which case IEnova will no longer be a publicly traded company (sociedad anónima bursátil) with listed equity securities subject to the Mexican Securities Law, although it will remain subject to certain other requirements of the Mexican Securities Law in connection with its prior public offerings of Mexican peso-denominated debt securities. In addition, even if the requirements to submit such an application for cancellation and delisting are not satisfied, depending upon the number of IEnova ordinary shares acquired pursuant to the exchange offer, any remaining IEnova ordinary shares that are not acquired may no longer meet the standards for continued registration on the RNV or listing on the Mexican Stock Exchange and deregistration and delisting the IEnova ordinary shares may be required. In the event of any such cancellation and delisting, (a) the CNBV may determine to cancel the registration of the IEnova ordinary shares in the RNV and eliminate them from the list of securities authorized to be listed on the Mexican Stock Exchange, and (b) Sempra may be required by the CNBV to make an additional offer for IEnova ordinary shares. The consideration offered by Sempra as part of any such additional offer under applicable Mexican law would be the greater of the trading price of the IEnova ordinary shares (which shall be determined by the average weighted price by volume of the IEnova ordinary shares during the last 30 days in which such shares were traded prior to the launching of a tender offer, and during a period of time not exceeding six months; in the event that the number of days that the IEnova ordinary shares were traded during such period is less than 30 days, then the days in which the IEnova ordinary shares were actually traded will be taken into account; in the event that the IEnova ordinary shares were not traded in such period, the book value of the IEnova ordinary shares will be taken in consideration) (the “Trading Price”) and the book value of the IEnova ordinary shares, in accordance with the last quarterly report filed with the CNBV and the Mexican Stock Exchange before the launching of the exchange offer (the “Book Value”). Sempra may be able to offer a different price in any such additional offer, subject to prior approval from the CNBV, based upon, among other factors, IEnova’s financial condition and prospects at the time and after approval of such price by IEnova’s board of directors, taking into consideration the recommendation of the Corporate Practices Committee in accordance with Mexican law. Any such consideration may be different, and could be materially less, than that offered in the exchange offer. In such scenario, the Mexican Securities Law provides that the CNBV may permit the deregistration and delisting of IEnova, if the interests of minority shareholders and the market in general have been adequately protected. Any such deregistration and delisting could materially adversely affect the liquidity of the IEnova ordinary shares.

If the delisting occurs, the amount of publicly available information concerning IEnova and its operations may be reduced and the liquidity of and markets for the remaining IEnova ordinary shares would be materially adversely affected. While the IEnova ordinary shares might trade in over-the-counter markets, such markets may not develop and, even if they do, the extent of the public market and the availability of market quotations for these securities are likely to be significantly reduced and would depend upon the number and/or the aggregate market value of, and the interest of securities firms in maintaining a market for, these IEnova ordinary shares.

As a result of the foregoing, you should not assume that the IEnova ordinary shares will continue to be listed on the Mexican Stock Exchange, or that there will be a liquid and/or active trading market or a continuation of current price levels for such securities after completion of the exchange offer.

The exchange offer, if completed, may not have the positive effects we anticipate, which may negatively affect the market price of our common stock.

We anticipate that the exchange offer, if completed on the currently contemplated terms, will, over the long-term, have a positive impact on our cash flows, results of operations and financial condition. This expectation is based on current market conditions and is subject to a number of assumptions, estimates, projections and other uncertainties, including assumptions about the results of operations of IEnova after the exchange offer and the costs to us to complete the exchange offer. If the transaction is completed, we may find that IEnova does not perform in accordance with our expectations for a number of reasons. In addition, we may fail to realize some or any of the benefits we expect from the exchange offer, we may incur material additional transaction costs, and we may be subject to other factors that cause our preliminary estimates to be incorrect. As a result, there is no assurance that the exchange offer will positively impact our cash flows, results of operations, financial condition or other aspects of our performance, and it is possible that the transaction may have an adverse effect, which could be material, on our results of operations, cash flows, financial condition and/or prospects, any of which could materially adversely affect the market price of our common stock.

We expect to issue shares of our common stock in the exchange offer, which would dilute the voting interests and could dilute the economic interests of our current shareholders and may adversely affect the market value of our common stock.

In the exchange offer, we intend to offer to acquire up to 100% of IEnova’s ordinary shares in exchange for shares of our common stock at an Exchange Ratio of 0.0323 shares of our common stock for each one IEnova ordinary share. Although the exact number of shares of our common stock we may issue is uncertain and subject to a number of factors, many of which are beyond our control, and we may in fact issue fewer shares than anticipated, the issuance of a substantial number of additional shares of our common stock in this exchange offer would dilute the voting interests of our shareholders. In addition, the issuance of additional shares of our common stock without a commensurate increase in our consolidated earnings would decrease our earnings per common share. Any of the foregoing may have a material adverse effect on the market value of our common stock.

The exchange offer, if completed, would subject us to additional regulation and liability in Mexico.

If we are able to complete the exchange offer, we intend to list our common stock for trading on the Mexican Stock Exchange and register our common stock with the CNBV. Such listing and registration would subject us to additional filing and other requirements in Mexico that could involve significant costs and materially distract our personnel from their other responsibilities. In addition, if we become an issuer with stock registered in Mexico, the CNBV, as the Mexican securities market regulator, would have surveillance authority over Sempra. This means that the CNBV would have the authority to make inspections of Sempra’s business, primarily in the form of requests for information and documents; impose fines or other penalties or sanctions for violations of Mexican securities laws and regulations; and seek criminal liability for actions conducted or with effects in Mexico. In addition, Sempra’s directors and officers would be subject to additional liability and trading restrictions with respect to their shares of Sempra common stock under the securities laws and regulations in Mexico, which could make it more difficult to attract, recruit and retain qualified people for these positions. The occurrence of any of these risks could materially adversely affect our business, results of operations, cash flows, financial condition and/or prospects.

In addition, although we intend to delist the IEnova ordinary shares from the Mexican Stock Exchange and cancel the registration of these shares with the CNBV if the exchange offer is completed, such delisting and deregistration are subject to a number of requirements under applicable Mexican law and regulations, including the affirmative vote of no less than 95% of the IEnova ordinary shares at a shareholders’ meeting held for that purpose. If we are not able to acquire sufficient IEnova ordinary shares in the exchange offer to satisfy this threshold, then we likely would not be able to obtain the votes necessary to effect such delisting and deregistration. In that case, both

Sempra and IEnova would be subject to regulation and liability as listed companies under Mexican securities laws after the exchange offer is completed, which would involve significant burdens on both companies that could negatively affect our businesses, results of operations, cash flows and/or financial condition.

The shares of Sempra common stock to be issued in connection with the exchange offer, and the shares of Sempra common stock to be registered with the RNV and listed on the Mexican Stock Exchange, will not be issued physically, and will not be deposited with Indeval.

Sempra’s shares of common stock, including the shares issuable in the exchange offer, to be registered with the RNV and listed on the Mexican Stock Exchange will not be issued physically, nor will they be represented by a global certificate deposited with Indeval. Upon the registration and listing of those shares of common stock with the RNV and the Mexican Stock Exchange, respectively, holders of Sempra’s common stock located in Mexico will be entitled to the economic and corporate rights afforded to other holders of such securities. While Sempra, as an issuer with securities registered and listed in Mexico, will be required to periodically report information in Mexico regarding the exercise of such rights (including, among others, the right to receive dividends, or the right to attend and vote at Sempra’s shareholders’ meetings), holders of Sempra’s common stock in Mexico may be required to comply with additional requirements in order to exercise these rights relative to those applicable to shareholders located in the United States. The ability of holders of Sempra’s common stock located in Mexico to exercise such rights will depend on a number of factors, including, among others, the existence and proper performance of Indeval’s arrangements with custodians or depository institutions in the United States, and appropriate communication by such shareholders with their respective custodians that maintain their common shares to verify compliance with all applicable requirements.

Failure by Indeval to maintain its existing arrangements with custodians or securities depository institutions in the United States, disruptions in the operations between those entities, or failure by shareholders in Mexico to comply with all applicable requirements could result in the inability of such shareholders to properly exercise economic and corporate rights as shareholders of Sempra.

Sempra will release its quarterly report on Form 10-Q corresponding to the quarter ended on March 31, 2021 in English during the Offer Period, and a Spanish translation will not be immediately available.

Sempra will release its quarterly report on Form 10-Q corresponding to the quarter ended on March 31, 2021 on or around May 5, 2021, which date will occur during the Offer Period. Sempra intends to file the original English version of such quarterly report on Form 10-Q with the CNBV and the Mexican Stock Exchange simultaneously with its release of its quarterly report.

Sempra will seek to obtain a translation into Spanish by a certified translator of such quarterly report and file it with the CNBV and the Mexican Stock Exchange shortly after its release in English and no less than five business days before the expiration date, through the filing with the CNBV and the Mexican Stock Exchange of a public notice for information purposes. However, this translation will not be available to public investors simultaneously with the release of the original English version, and public investors will need to wait for a period of time until such certified Spanish translation is available, in order to make an informed investment decision regarding whether or not to participate in the exchange offer.

Risks Related to Sempra

If you decide to participate in the exchange offer, you will become a holder of shares of Sempra common stock instead of your IEnova ordinary shares. An investment in Sempra’s common stock involves risks. Before you decide whether or not to tender your IEnova ordinary shares in the exchange offer, you should carefully consider the information under “Risk Factors” and the other cautionary language incorporated into this prospectus by reference to our Annual Report, as well as all other information contained or incorporated by reference into this prospectus, including, among other things, the information set forth in the audited consolidated financial statements, the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report, and the information in any Current Reports on Form 8-K filed (and not furnished) by us with the SEC subsequent to the last day of the fiscal year covered by our Annual Report, in each case as updated by our subsequent filings under the Exchange Act that are also incorporated by reference into this prospectus. These risk factors could materially adversely affect our actual results and cause such results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. We may also be materially harmed by risks and uncertainties not currently known to us or that we currently deem to be immaterial. If any of these risks occurs, our businesses, cash flows, results of operations, financial condition and/or prospects could be materially adversely affected, and the trading prices of our securities could substantially decline. See also “Forward-Looking Statements and Market Data.”

Risks Related to IEnova

If you decide not to participate in the exchange offer, you will continue to hold your IEnova ordinary shares. Additionally, if you decide to participate in the exchange offer, you will hold an indirect interest in IEnova through your holding of Sempra’s common stock. In both cases, the following risks related to IEnova and its business would continue to apply to you.

Operational Risks

IEnova may not be successful in obtaining new energy infrastructure projects.

The market for new energy infrastructure projects in Mexico is highly competitive. IEnova competes with Mexican and foreign companies for most of the new energy infrastructure projects in Mexico. IEnova may also face increased competition for key personnel. IEnova may compete for energy infrastructure projects in new sectors where they have not previously operated, they may not be able to fully realize the benefit of these new opportunities as they may lack experience or familiarity in these areas. In addition, there are a number of potential new liquefaction projects under construction or in the process of being developed by various project developers in North America, including IEnova’s indirect controlling shareholder’s contemplated new projects, and given the projected demand for LNG, the vast majority of these projects likely will not be completed. Furthermore, IEnova may not be able to obtain additional permits, authorizations or orders from the DOE, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (the “CRE”), the Mexican Safety, Energy and Environment Agency (Agencia de Seguridad, Energía y Ambiente), the Mexican Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) (“SEMARNAT”), the Mexican Secretary of Energy (Secretaría de Energía) (“SENER”), the Mexican National Energy Control Center (Centro Nacional de Control de Energía) (“CENACE”), the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) (the “SCT”) or the Mexican Marine Ministry (Secretaría de Marina) (“SEMAR”) or a favorable opinion from COFECE, which may be required for new energy infrastructure projects. The inability to successfully obtain new energy infrastructure projects may adversely affect IEnova’s ability to grow its business, which could have a material adverse effect on IEnova’s business, financial condition, results of operations, cash flows, outlook and/or the market price of its securities.

The continuity of IEnova’s business could be affected by measures implemented by the governments of Mexico and other countries to prevent the spread of contagious diseases, including COVID-19, among the population.

On March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. The total reach of the pandemic, the associated commercial and travel restrictions and changes in behaviors towards reducing its spread continue to be uncertain, as this continues to evolve on a worldwide basis.

The energy sector is a sector of essential economic interest in Mexico and the world. COVID-19 has not stopped the activity of the energy sector, although the demand for electricity, natural gas, gasoline and other fuels could decline. The extent of such decline and its duration will depend on how the pandemic evolves. Activity in the energy sector cannot be stopped: electricity, natural gas, gasoline and other fuels must continue to reach consumers. It is not expected that the operation and services of IEnova will stop; however, measures that may be adopted by local or federal authorities with the purpose of decreasing the number of contagions of COVID-19, could have an impact in the activities of project development and construction of IEnova.

The majority of IEnova’s contracts are “take or pay.” However, IEnova will continue evaluating its recovery and collection capacity considering the effect on its supply chain. It is possible that some clients experience delays in payments and others temporarily stop their operations.

The full extent to which the COVID-19 pandemic may impact IEnova’s results of operations or liquidity is uncertain. Given the speed and frequency of the developments with respect to this pandemic, which are in constant evolution, IEnova continues evaluating the magnitude of the effects on its business, operations, liquidity, results and financial condition. IEnova’s board of directors and senior management work continuously to minimize the negative impact of the COVID-19 pandemic through crisis planning, effective communication and cooperation.

Legal and Regulatory Risks

IEnova operates in a highly regulated environment, and its profitability depends on its ability to comply with a number of laws and regulations on a timely and efficient basis.

IEnova operates under the laws and regulations of various federal, state and local governmental entities in Mexico and is required to obtain and maintain various permits, licenses and governmental approvals for IEnova’s activities. In some cases, the prices that IEnova charges for its services are limited by regulated rates set by governmental authorities. These regulations and permits may limit IEnova’s operating flexibility, which could have a material adverse effect on its business, financial condition, results of operations, cash flows, outlook and/or the market price of IEnova’s securities. For example, in order to obtain the favorable opinion of COFECE in connection with a permit required for the operation of the Rosarito pipelines system, IEnova was required to agree to divest the Mexicali components of the Ecogas México, S. de R.L. de C.V. (“Ecogas”) natural gas distribution system. IEnova has been subject to this obligation since 2000 and has made good faith efforts to comply with the obligation to divest the Mexicali gas distribution system; however, various economic situations have made it difficult to divest Mexicali’s distribution assets, which has been disclosed to COFECE.

With respect to the regulated rates that IEnova charges to its customers, the CRE resets these rates periodically in accordance with applicable regulations, and the rates set by the CRE may have a material adverse effect on IEnova’s business, financial condition, results of operations, cash flows, outlook and/or the market price of its securities. In addition, in order to undertake new energy infrastructure projects in Mexico, IEnova may require additional permits from SEMARNAT, the Mexican National Agency for Industrial Safety and Environmental Protection in the Hydrocarbon Sector (Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos), the CRE, the SCT, SENER and SEMAR, as well as the favorable opinion of COFECE, interconnection feasibility resolutions for electric facilities granted by CENACE and various factors, including a change in the CRE’s energy policy, could result in IEnova’s inability to obtain such permits.

IEnova cannot predict the future course of changes in laws and regulations that cover its activities or the effect that this changing regulatory environment will have on its business and projects development. In addition, due to the complex, overlapping federal, state and local regulatory regimes in which it operates, IEnova may from time to time discover that it is lacking, or non-compliant with, one or more of its permits. If there is a delay in obtaining any required regulatory approval or permit to conduct IEnova’s operations, or if it fails to obtain or maintain any required approval or permit, IEnova may not be able to operate and build its energy infrastructure projects, or IEnova may be forced to incur additional costs, which in turn could have a material adverse effect on its business, financial condition, results of operations, cash flows, outlook and/or the market price of its securities.

Regulatory policies, including the electricity price subsidy policy, of the Mexican federal government could materially adversely affect IEnova’s wind and solar power generation business.

Since 2019, there have been many reforms to the electricity sector laws and regulations that could affect the activities of IEnova.

On April 29, 2020, CENACE issued the Accord to Ensure the Efficiency, Quality, Reliability, Continuity and Safety of the National Electric Grid, due to the recognition of the SARS-CoV2 virus (COVID-19) pandemic (Acuerdo para garantizar la Eficiencia, Calidad, Confiabilidad, Continuidad y Seguridad del Sistema Eléctrico Nacional, con motivo del reconocimiento de la epidemia de enfermedad por el virus SARS-CoV2 (COVID-19)) (the “CENACE Accord”), purporting to safeguard Mexico’s national power grid from interruptions that may be caused by renewable energy projects. The main provision of the CENACE Accord suspends all legally mandated pre-operative testing that would be needed for new renewable energy projects to commence operations and prevents such projects from connecting to the national power grid until further notice. IEnova’s renewable energy projects affected by the order filed for legal protection through amparo claims (suits to seek constitutional protection), and in June 2020, IEnova received injunctive relief until the claims are resolved by the courts.

Additionally, on May 15, 2020, SENER published the Policy of Reliability, Safety, Continuity and Quality in the National Electric Grid (Acuerdo por el que se emite la Política de Confiabilidad, Seguridad, Continuidad y Calidad en el Sistema Eléctrico Nacional) (the “SENER Policy”), to establish guidelines purporting to guarantee the security and reliability of the national grid’s electricity supply by reducing the negative impacts that it claims are caused by intermittent energy, such as renewable energy resources. IEnova’s renewable energy projects, including those in construction and in service, filed amparo claims against the SENER Policy and received injunctive relief in July 2020 until the claims are resolved by the courts. In addition, in June 2020, COFECE filed a complaint with Mexico’s Supreme Court against the SENER Policy. COFECE’s complaint was upheld by the court and, pending the court’s final ruling, the decision suspends the resolution indefinitely.

Finally, on May 28, 2020, the CRE approved an update to the transmission rates included in legacy renewables and cogeneration energy contracts, based on the claim that the legacy transmission rates did not reflect fair and proportional costs for providing the applicable services and, therefore, created unfair competitive conditions. Three of IEnova’s renewable energy facilities (Don Diego Solar and Border Solar, solar power generation facilities, and Ventika (as defined herein), two adjacent wind power generation facilities) are currently holders of contracts with such legacy rates, and any increases in the transmission rates would be passed through directly to their customers. IEnova’s renewable energy facilities obtained injunctive relief (suspension definitiva) against the CRE’s resolution regarding transmission rates on July 17, 2020, but such renewable projects are required to guarantee the difference in tariffs until the claims are resolved by the courts.

IEnova and other companies affected by these new orders and regulations have challenged the orders and regulations by filing amparo claims, and by state governments and COFECE through the filing of constitutional challenges, some of which have been granted injunctive relief. The court-ordered injunctions provide relief until Mexico’s Federal District Court ultimately resolves the amparo claims or, with respect to the SENER Policy, until Mexico’s Supreme Court issues its final ruling on COFECE’s complaint, the timing of which is uncertain. An unfavorable final decision on these amparo challenges, or the potential for an extended dispute, may impact its ability to operate its wind and solar facilities at existing levels or at all, may result in increases in costs for IEnova and its customers, and may adversely affect its ability to develop new projects, any of which may have a material adverse effect on its business, financial condition, results of operations, cash flows, prospects and/or its ability to meet any of its financial obligations.

Currently, electricity prices are subsidized by the Mexican federal government. These electricity subsidies could place certain of IEnova’s renewable energy projects at a competitive disadvantage. If the electricity price subsidy policy of the Mexican federal government continues and IEnova is not able to provide electricity at prices that are competitive to those available to its customers who do not rely on pre-fixed fees and to potential customers through its competitors, the profitability of these assets could be materially adversely affected, which in turn could have a material adverse effect on IEnova’s business, financial condition, results of operations, cash flows, prospects and/or its ability to meet any of its financial obligations.

On October 7, 2020, the CRE published a resolution to amend the rules for the inclusion of new offtakers of legacy generation and self-supply permits (the “Offtaker Resolution”), which became effective immediately. The Offtaker Resolution prohibits self-supply permit holders from adding new offtakers that were not included in the original development or expansion plans, making modifications to the amount of energy allocated to the named offtakers, and including load centers that have entered into a supply arrangement under Mexico’s Electricity Industry Law (Ley de la Industria Eléctrica). Three of IEnova’s renewable energy facilities (Don Diego Solar and Border Solar, solar power generation facilities, and Ventika, two adjacent wind power generation facilities) are holders of legacy self-supply permits and are impacted by the Offtaker Resolution. The Offtaker Resolution may limit IEnova’s ability to incorporate in its permits current or future offtakers, which could have a material adverse effect on its business, financial condition, results of operations, cash flows, outlook and/or the market price of IEnova’s securities. Additionally, if IEnova is not able to obtain legal protection for its facilities affected by the Offtaker Resolution, IEnova expects it would sell capacity affected by the Offtaker Resolution into the spot market, which, depending on prices in the spot market, could also have a material adverse effect on its business, financial condition, results of operations, cash flows, outlook and/or the market price of IEnova’s securities.

On February 3, 2021, Mexico’s Supreme Court invalidated sections of the Policy for Reliability, Safety, Continuity and Quality of the National Electric System.

Additionally, on March 9, 2021, the Mexican government published in the Federal Official Gazette a decree with amendments to Mexico’s Electricity Industry Law (Ley de la Industria Eléctrica) that include some public policy changes and other threats to renewable energy that had been challenged in court as previously included in the Policy for Reliability, Safety, Continuity and Quality of the National Electric System. According to the decree, these amendments were to become effective on March 10, 2021 and SENER, the CRE and CENACE were to have 180 calendar days to modify, as necessary, all resolutions, policies, criteria, manuals and other regulations applicable to the power industry to conform with this decree.

The purpose of the amendments is to strengthen the CFE by, among other things: (a) prioritizing the dispatch of power plants owned by the CFE with the stated purpose of securing the reliability of the Mexican National Electric System; (b) establishing that the granting of the permits referred to in the Electricity Industry Law must be subject to the planning criteria of the National Electricity System issued by SENER, as well as limiting the eligibility criteria to request and obtain interconnection rights to transmission and distribution networks; (c) providing that any power plants that generate clean energy, regardless of who is the owner or the date of commencement of commercial operation, will be entitled to receive clean energy certificates, including those that began operations prior to the energy reform approved in the past administration; (d) repealing the obligation of the CFE that required it to enter into electricity coverage contracts awarded only through auctions; (e) empowering the CRE to revoke self-supply permits granted under the prior legal regime, in the event that they have been obtained through “legal fraud;” and (f) empowering the Mexican federal government to review existing electric power generation capacity commitment agreements and electric power purchase agreements signed by the CFE with independent power producers under the prior legal regime.

However, Mexican courts ordered a definitive suspension of the amendments on March 19, 2021 on constitutionality grounds, and it is expected that the Mexican Supreme Court will ultimately settle the matter. In compliance with these court decisions, on March 24, 2021, SENER published in the Federal Official Gazette a public notice officially informing the decision of the Mexican courts to suspend the effectiveness of the abovementioned amendments, which in practice results in the continuous effectiveness of the legal and regulatory regime applicable prior to the publication of these amendments until the matter is ultimately decided by the Mexican Supreme Court.

On March 26, 2021, President Andrés Manuel López Obrador proposed a new bill to amend Mexico’s Hydrocarbons Law (Ley de Hidrocarburos), granting SENER and the CRE larger authority to suspend and revoke existing permits, among other things, on grounds of imminent danger to national security, energy security or the national economy; eliminating the current ability to contract private parties to carry out the management and control of occupied, intervened or suspended facilities, reserving such ability only to Petróleos Mexicanos, the Mexican state-owned oil company, and its affiliates; and increasing the requirements to obtain permits, namely, by requiring a showing of minimum capacity storage under technical principles to be determined by SENER. To become effective, this bill needs to be approved by the Mexican House of Representatives and Senate, promulgated by the Mexican President and published in the Federal Official Gazette.

New and unanticipated tax reforms may be approved.

Mexican tax legislation is frequently amended, and therefore there is no guarantee that the current legal framework will not be amended in a way that might adversely affect IEnova’s business, financial condition, results of operations, cash flows, outlook and/or the market price of its securities.

The introduction of class action lawsuits into the Mexican legal system could have an adverse effect on IEnova’s operations.

Since 2011, Mexico adopted a legal system that allows for the commencement of class action lawsuits on matters relating to the consumption of goods and services and the environment. This could give rise to the commencement of class action lawsuits against IEnova by its customers or other market participants. Because the relevant laws have not yet been the subject of extensive judicial interpretation or enforcement, IEnova cannot predict the outcome of any class action lawsuit brought against IEnova under such laws, including the extent to which IEnova may be found liable and the effect thereof on IEnova’s business, financial condition, results of operations, cash flows, outlook and/or the market price of its securities.

Political and Economic Risks

Adverse economic, political and social conditions in Mexico may adversely affect the business, financial condition or results of operations of IEnova.

IEnova conducts all of its operations in Mexico and its potential for growth is centered in Mexico; its business is therefore significantly dependent upon the performance of the Mexican economy. Mexico has experienced economic crises in the past, caused by internal and external factors, characterized by, among other things, exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. As a result, such conditions, as well as the general condition of the Mexican economy, over which neither Sempra nor IEnova have any control, could have a material adverse effect on IEnova’s business, financial condition, results of operations, cash flows, prospects and/or its ability to meet any of its financial obligations.

According to the International Monetary Fund, Mexico’s real gross domestic product changed in percentage terms by 2.2% in 2018, (0.1)% in 2019 and (8.5)% expected in 2020.

On April 17, 2020, Moody’s Investors Service, Inc. downgraded the credit rating for Mexico’s sovereign debt from A3 to Baa1, with a negative outlook. On August 26, 2020, the Mexican National Institute on Statistics and Geography (Instituto Nacional de Estadística y Geografía) reported that Mexico’s gross domestic product fell a record 18.9% for the second quarter of 2020 compared to the same period of 2019. The COVID-19 pandemic has disrupted and may continue to disrupt economic activity, which may intensify the slowdown in the Mexican economy. If recessionary conditions continue, if inflation or interest rates increase significantly, or if Mexico’s sovereign debt credit rating is further downgraded, IEnova’s business, financial condition, results of operations, cash flows, prospects and/or its ability to meet any of its financial obligations could be materially adversely affected.

The Mexican government does not currently restrict the ability of Mexican companies or individuals to convert Mexican pesos into U.S. dollars (except for certain restrictions related to cash transactions involving a U.S. dollar payment to a Mexican bank) or other currencies and Mexico has not had a fixed exchange rate policy since 1982. The Mexican peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Severe devaluation of the Mexican peso may result in governmental intervention to institute restrictive exchange control policies, as has occurred before in Mexico and other Latin American countries. Accordingly, fluctuations in the value of the Mexican peso against other currencies, particularly the U.S. dollar, may have a material adverse effect on IEnova’s business, financial condition, results of operations, cash flows, prospects and/or its ability to meet any of its financial obligations.

Developments in other countries could adversely affect the Mexican economy, and IEnova’s business, financial condition or results of operations, and the market value of its securities.

The Mexican economy is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”) (and the recently approved United States-Mexico-Canada Agreement (the “USMCA”), which replaced NAFTA as the principal trade agreement between the United States, Mexico and Canada) and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination or re-negotiation of the USMCA or other related events could have a significant adverse effect on the Mexican economy. IEnova cannot assure you that events in other countries, in the United States or elsewhere will not adversely affect the business, financial condition or results of operations of IEnova.

Changes in the relative value of the Mexican peso to the U.S. dollar may have a material adverse effect on IEnova.

The Mexican peso-U.S. dollar exchange rate is important for IEnova because it has an effect on IEnova’s business, financial condition, results of operations, cash flows and outlook. In general, as described below, a depreciation of the Mexican peso will likely result in an increase in IEnova’s operating margins and an appreciation of the Mexican peso will likely result in a decrease in IEnova’s operating margins. This is because the aggregate amount of IEnova’s net sales denominated in or linked to U.S. dollars exceeds the aggregate amount of IEnova’s costs denominated in Mexican pesos. In addition, a depreciation of the Mexican peso will likely affect the value of U.S. dollar receivables and payables and Mexican peso-denominated deferred income tax assets and liabilities. In 2020, economic instability caused by the COVID-19 pandemic resulted in high volatility in the Ps./U.S.$ exchange rate.

Mostly, IEnova’s net sales are either denominated in, or linked to the value of, the U.S. dollar. However, a portion of IEnova’s cost of goods sold, including labor costs and other selling, general and administrative expenses are invoiced in Mexican pesos and IEnova’s Mexican taxes will also be paid in Mexican pesos, as may be debt obligations IEnova incurs in the future. Consequently, the real appreciation or depreciation of the Mexican peso relative to the U.S. dollar can have an effect on IEnova’s operating margins and IEnova’s income tax expense. The monetary policy decision by the U.S. Federal Reserve and the Mexican Central Bank could also impact the Mexican peso to U.S. dollar exchange rate. Changes in the Mexican peso-U.S. dollar exchange rate could have a material adverse effect on IEnova’s business, financial condition, results of operations, cash flows, outlook and/or the market price of its securities.

An increase in interest rates in the United States could adversely impact the Mexican economy and may have a negative effect on IEnova’s financial condition or performance.

An increase in the U.S. interest rates that does not match with an increase of the Mexican interest rates, causing a reduction in the interest rate differential between the two countries, could redirect the flow of capital away from emerging markets, including Mexico, and into the United States, because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies rather than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect IEnova’s potential for economic growth and could have a material adverse effect on IEnova’s business, financial condition, results of operations, cash flows, outlook and/or the market price of its securities.

Violence in Mexico has adversely impacted, and may continue to adversely impact, the Mexican economy and may have a negative effect on IEnova’s financial condition or performance.

Over the past few years Mexico has experienced a significant increase in violence. This increase in violence has had an adverse impact on the economic activity in Mexico. Also, social instability in Mexico and adverse social or political developments in or affecting Mexico could have a material adverse effect on IEnova’s business, financial conditions, results of operations, cash flows, outlook, and/or the market price of its securities. In addition, violent crime may increase IEnova’s insurance and security costs. IEnova cannot assure that the levels of violent crime in Mexico, over which IEnova has no control, will not increase or will decrease. An increase in violent crime could have a material adverse effect on their business, financial condition, and results of operations, cash flows, outlook and/or their ability to repay its securities.

Changes in Mexican federal governmental policies could have a material adverse effect on IEnova’s business, financial condition, results of operations, cash flows, prospects and/or its ability to meet any of its financial obligations.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned and private enterprises could have a significant effect on Mexican private sector entities in general, and IEnova in particular, as well as on market conditions, prices and returns on investments in Mexico, including any securities issued by IEnova.

The most recent federal congressional elections in Mexico that took place in July 2018 resulted in an absolute majority for the coalition led by the Mexican president’s party. Since 1997, no Mexican president has had an absolute majority in the House of Representatives and majority in the Senate. On June 6, 2021 intermediate federal elections will be conducted for the election of 500 members of the House of Representatives. If the newly elected Congress results in a majority for the political party of the Mexican President, both the President and the new officers of such political party will continue defining the country’s policies, and may propose and approve new laws and regulations, which may result in an adverse change in the economic, political and social conditions of Mexico, and contribute to economic uncertainty in Mexico.

Additionally, Andrés Manuel López Obrador has conducted and expressed his intentions to conduct certain substantial changes in Mexico’s policies and laws, including various austerity measures, the cancellation of government trusts, amendments to the pension system and to the national energy generation and distribution system, among others. Also, he has declared that he will seek government de-centralization. Thus, there could be important changes to the constitution, laws, policies and regulations, or a decrease or elimination of the independence of government agencies, which may change the economic and political situation of the country. IEnova cannot predict if the new administration will implement substantial changes in law, policy and regulations pertaining to hydrocarbons in Mexico or initiate future proceedings against IEnova, any of which could negatively affect its business, financial condition, operations and prospects.

Measures adopted by the Mexican government with respect to the economy and productive state companies could have a significant effect on private sector companies in general, including IEnova in particular, as well as on market conditions and prices and on the return of securities issued by Mexican issuers, including securities issued by IEnova.

THE EXCHANGE OFFER

Background of the Exchange Offer

As part of the regular review of Sempra’s businesses, Sempra’s board of directors and senior management review its long-term strategic goals and potential ways to address strategic imperatives and industry developments. As part of this process, senior management regularly considers potential opportunities for acquisitions, dispositions, joint ventures (“JVs”), strategic partnerships, business combinations, internal restructurings and other strategic alternatives.

In connection with Sempra’s ongoing review process, beginning in March 2020, Sempra’s senior management (for purposes of this discussion, “senior management” generally refers to all, any or some combination of J. Walker Martin, Sempra’s Chairman of the board of directors, Chief Executive Officer and President; Trevor I. Mihalik, Sempra’s Executive Vice President and Chief Financial Officer; Faisel H. Khan, Sempra’s Senior Vice President – Finance and Sempra LNG’s Chief Financial Officer; and Sandeep K. Mor, Sempra’s Vice President – Corporate Development), together with certain board members, including William D. Jones, Sempra’s Lead Independent Director, considered the potential acquisition of the equity securities of IEnova that Sempra did not directly or indirectly own. Sempra’s senior management believed that IEnova had long-term growth potential and that the market price of IEnova’s equity securities was not reflecting this full potential.

At a board of directors meeting held on June 11, 2020, members of Sempra’s senior management provided the board of directors with preliminary information about the potential acquisition of IEnova equity securities that Sempra did not directly or indirectly own, noting further discussion would be held at the board of directors’ August 31-September 1, 2020 meeting. All of Sempra’s directors were in attendance at the June 11, 2020 board of directors meeting and, unless otherwise specifically noted, all other board of directors meetings described in this discussion below.

At a board of directors meeting held on July 6, 2020, the board of directors discussed in executive session the rationale of this potential acquisition and the timing of next steps.

From July 2020 to January 2021, members of Sempra’s senior management, other members of Sempra’s management team, including Justin Bird, Sempra’s Chief Development Officer and Sempra LNG’s Chief Executive Officer, Erbin B. Keith, Sempra’s Deputy General Counsel; Peter R. Wall, Sempra’s Senior Vice President, Controller and Chief Accounting Officer; Jennifer F. Jett, Sempra’s Vice President – Governance and Corporate Secretary; Bruce E. MacNeil, Sempra’s Vice President and Treasurer; Nelly Molina, Sempra’s Vice President – Investor Relations, and Paul H. Yong, Sempra’s Vice President – Corporate Tax and Chief Tax Counsel, and representatives of White & Case LLP, Sempra’s U.S. external counsel, and White & Case, S.C., Sempra’s Mexican external counsel, held several discussions regarding a potential acquisition of the equity securities of IEnova, including discussions of the potential transaction structure, timeline and required documentation.

In August 2020, Sempra contacted Goldman Sachs & Co. (“Goldman Sachs”) and retained it as its financial advisor in connection with a potential exchange offer to acquire the IEnova ordinary shares that it did not directly or indirectly own.

At a board of directors meeting held on August 31-September 1, 2020, members of Sempra’s senior management presented an overview of the potential exchange offer, after which the board of directors agreed that management should proceed with its research and analysis and report back to the board of directors in October.

On September 22, 2020 and October 16, 2020, members of Sempra’s senior management provided updates about the potential exchange offer to all members of the board of directors, including research and analysis on the strategic rationale, market backdrop and credit impact of the proposed transaction and the status of various activities worked on to the dates of each such update.

In October 2020, Sempra contacted Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer and retained it as the exchange agent in connection with the potential exchange offer.

At a board of directors meeting held on October 20, 2020, members of Sempra’s senior management gave a presentation about the potential exchange offer that concluded in executive session, at which the board of directors expressed its sense that management should move forward with preparations to launch the potential exchange offer.

At a board of directors meeting held on November 3, 2020, members of Sempra’s senior management presented an update on the analyses completed in connection with the potential exchange offer and, after the presentation, the board of directors authorized management to move forward with preparations to launch an exchange offer for the purchase of all of IEnova’s publicly held ordinary shares in exchange for shares of Sempra’s common stock, and to file an application to conduct such exchange offer and the registration and public offering of Sempra’s common stock in Mexico. Sempra director Bethany Mayer was in attendance for part of the November 3, 2020 board of directors meeting.

At a board of directors meeting held on November 18, 2020, members of Sempra’s senior management reviewed the timing, credit, process and financial information related to the potential exchange offer.

At a board of directors meeting held on November 30, 2020, after a presentation made by members of Sempra’s senior management, including with respect to the consideration to be offered in and the timeline for the potential exchange offer, Sempra’s board of directors approved submitting a non-binding offer to IEnova’s board of directors to acquire all the issued and outstanding IEnova ordinary shares, other than any IEnova ordinary shares owned directly or indirectly by Sempra, and delegated to certain officers of Sempra the power and authority to determine when to publicly announce its intentions with respect to the exchange offer, its submission of such non-binding offer to IEnova’s board of directors, its plans to unify its ownership interest in IEnova and Sempra’s LNG business under a combined platform, and its desire to sell a non-controlling interest in such combined platform to a partner.

On December 1, 2020, Sempra submitted the non-binding offer to IEnova’s board of directors through a letter of even date, by means of which IEnova’s board of directors was presented with a non-binding offer, from Sempra, to conduct the exchange offer at a lower price than the Exchange Ratio (the “Original Offer Letter”).

Following the November 30, 2020 Sempra board of directors meeting and the December 1, 2020 submission of the non-binding offer to IEnova’s board of directors, an officer of Sempra, together with Goldman Sachs and White & Case, S.C., communicated to officers of the CNBV the expected announcement of the exchange offer by Sempra.

On December 1, 2020, Sempra filed an application with the CNBV in connection with the exchange offer.

On December 1, 2020, IEnova’s board of directors acknowledged receipt of the Original Offer Letter and delegated to the Corporate Practices Committee, among other things, the task to review and evaluate the exchange offer proposed therein. The review and evaluation of the exchange offer on behalf of IEnova and its shareholders were carried out by the independent members of the Corporate Practices Committee (who are also the independent members of IEnova’s board of directors).

On December 2, 2020, Sempra publicly announced its intention to launch the exchange offer, its submission of such non-binding offer to IEnova’s board of directors, its plans to unify its ownership interest in IEnova and Sempra’s LNG business under a combined platform, and its desire to sell a non-controlling interest in such combined platform to a partner.

On December 18, 2020, representatives of IEnova, including the independent members of the Corporate Practices Committee (who are also the independent members of IEnova’s board of directors) and representatives from its legal and financial advisors, held an introductory meeting to discuss the proposed exchange offer with representatives of Sempra and its legal and financial advisors.

By resolutions unanimously adopted on January 9, 2021, Sempra’s board of directors approved launching an exchange offer to acquire all of IEnova’s ordinary shares, other than any IEnova ordinary shares owned directly or indirectly by Sempra. In addition, Sempra’s board of directors delegated to a committee of the board, the members of which are J. Walker Martin, William D. Jones and Cynthia L. Walker (the “Transaction Committee”), the power and authority to review and oversee all negotiations in connection with or related to the exchange offer and authorize specific terms of the exchange offer, including, without limitation, the Exchange Ratio.

On January 12, 2021, Sempra filed the registration statement of which this prospectus forms a part with the SEC to conduct the exchange offer in the United States, and on April 16, 2021, Sempra filed an amendment to such registration statement with the SEC.

On January 21, 2021, March 10, 2021, April 6, 2021 and April 16, 2021, Sempra filed an updated application with the CNBV in connection with the exchange offer.

From December 2020 to April 2021, members of Sempra’s senior management, other members of Sempra’s management team, including the individuals identified above (excluding, in each case and for the avoidance of any doubt, any of Sempra’s executives or employees that participate in IEnova’s board of directors), and representatives of Goldman Sachs, Sempra’s financial advisor, held several discussions with the independent members of the Corporate Practices Committee (who are also the independent members of IEnova’s board of directors) and J.P. Morgan, as independent financial advisor to the Corporate Practices Committee, to evaluate and negotiate the terms of the non-binding proposal submitted by Sempra on December 1, 2020 and the valuation methodology and assumptions used to determine the Exchange Ratio for Sempra’s acquisition of the IEnova ordinary shares in the exchange offer as described in this prospectus. In addition, during such period, such representatives of Sempra, the independent members of the Corporate Practices Committee, and their respective financial advisors engaged in several rounds of negotiations to discuss the Exchange Ratio, the implied price in Mexican pesos of the consideration to be paid for the IEnova ordinary shares resulting from the application of such Exchange Ratio, the basis of their respective assumptions, the different variables and valuation methodologies used by the parties to determine a fair consideration in the form of shares of Sempra common stock calculated by applying the Exchange Ratio, and other key terms of the transaction. Also, during such period, representatives of White & Case, LLP and White & Case, S.C., legal counsel to Sempra in the United States and Mexico, respectively, had several conversations with Mijares, Angoitia, Cortés y Fuentes, S.C., IEnova’s Mexican external counsel, and Latham & Watkins, LLP, IEnova’s United States external counsel, regarding the potential transaction structure, timeline and required documentation for the launch of the exchange offer.

On April 9, 2021, the Transaction Committee held a meeting, with several members of Sempra’s management team present, to discuss the consideration to be offered in and the timeline of the exchange offer.

By resolutions unanimously adopted on April 10, 2021, the Transaction Committee approved the final specific terms of the exchange offer, including, without limitation, the Exchange Ratio.

On April 12, 2021, Sempra submitted the Final Offer Letter to the Corporate Practices Committee, including the definitive Exchange Ratio that will be applied to determine the consideration of the exchange offer that will be payable in the form of shares of Sempra common stock, and filed a Current Report on Form 8-K with the SEC to report its delivery of such Final Offer Letter.

On April 12, 2021, IEnova published a current report (evento relevante) announcing the receipt of the Final Offer Letter and that it would be evaluated by IEnova’s board of directors, with the recommendation of the Corporate Practices Committee.

On April 14, 2021, J.P. Morgan, as independent financial advisor to the Corporate Practices Committee, rendered its oral opinion and delivered its written opinion to IEnova’s board of directors and the Corporate Practices Committee, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to IEnova’s shareholders (other than Sempra and its affiliates) in the exchange offer was fair, from a financial point of view, to such shareholders. For more information, please see “—Opinion of the Independent Financial Advisor to the Corporate Practices Committee of IEnova’s Board of Directors.”

On April 14, 2021, the Corporate Practices Committee held a meeting at which, among other things, and considering the fairness opinion issued by J.P. Morgan, among other factors, such committee resolved to recommend to IEnova’s board of directors to determine that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the Exchange Ratio established in the Final Offer Letter is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021, provided that certain members of the Corporate Practices Committee informed the committee of the existence of conflicts of interest, and abstained from deliberating and voting at the committee’s meeting at which its recommendation was issued. For additional information, please see “—Opinion of IEnova’s Board of Directors.”

On April 14, 2021, IEnova’s board of directors held an extraordinary meeting at which, among other things, and considering the recommendation issued by the Corporate Practices Committee based, among other factors, on the fairness opinion issued by J.P. Morgan, the IEnova board resolved to issue its opinion, pursuant to which it concluded that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the Exchange Ratio established in the Final Offer Letter is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021, provided that certain members of IEnova’s board of directors informed the board of the existence of conflicts of interest, and abstained from deliberating and voting at IEnova’s board meeting at which its opinion was issued. For additional information, please see “—Opinion of IEnova’s Board of Directors.”

On April 14, 2021, IEnova published a current report (evento relevante) and Sempra filed a Current Report on Form 8-K with the SEC, each announcing the opinion issued by IEnova’s board of directors, considering the recommendation issued by the Corporate Practices Committee based, among other factors, on the fairness opinion issued by J.P. Morgan, that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the Exchange Ratio established in the Final Offer Letter is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021.

On April 23, 2021, Sempra obtained the authorization from the CNBV to launch the exchange offer.

On April 26, 2021, the registration statement of which this prospectus forms a part was declared effective by the SEC.

On April 26, 2021, Sempra launched the exchange offer.

Reasons for the Exchange Offer

Sempra’s board of directors reviewed, evaluated and discussed the exchange offer at various meetings, including the meetings described under “—Background of the Exchange Offer” above, and it approved the exchange offer, subject to the approval of the Transaction Committee of certain key terms of the exchange offer (including the Exchange Ratio), by resolutions adopted on January 9, 2021. On April 10, 2021, after a meeting with several members of Sempra’s management team on the previous day when the consideration to be offered in and the timeline of the exchange offer were discussed, the Transaction Committee approved the final specific terms of the Exchange Offer, including, without limitation, the Exchange Ratio. In reaching its decision to approve the exchange offer, Sempra’s board of directors and Transaction Committee consulted with Sempra’s management and its financial and legal advisors and considered a variety of factors, including the material factors described under “—Key Benefits of the Exchange Offer” below.

Sempra does not require any approval from its shareholders to make or consummate the exchange offer.

Key Benefits of the Exchange Offer

We believe that the exchange offer should deliver compelling value to IEnova shareholders in the form of an upfront premium, exposure to potential material upside over time through the Sempra platform, and ownership in a company with scale and liquidity to pursue potential value-accretive growth opportunities. It is anticipated that IEnova shareholders will retain exposure to the existing growth opportunities within the IEnova platform. We believe that IEnova shareholders should have a further improved value proposition by supplementing these existing growth opportunities with a more diversified portfolio of infrastructure-driven growth across high-quality markets.

Strong Valuation

The Exchange Ratio represents an attractive premium to IEnova’s closing stock price prior to Sempra announcing its intention to make the exchange offer. The exchange offer implies an 18.7% premium over the 30-day volume-weighted average price, a 30.4% premium over the 90-day volume-weighted average price and a 61.0% premium over the 52-week low price of IEnova ordinary shares as quoted on the Mexican Stock Exchange as of November 27, 2020, the last full Trading Day of the week prior to the public announcement of the exchange offer, in each case based on the volume-weighted average price of shares of Sempra common stock as quoted on the NYSE during the five-day period ended on April 9, 2021, the last full Trading Day of the week prior to the delivery of the Final Offer Letter by Sempra to the Corporate Practices Committee, and the average Ps./U.S.$ exchange rate of Ps.20.1676 per U.S.$1.00 reported by the Mexican Central Bank as the FIX Rate during the five-day period ended on that date.

For each of the Selected Transactions, publicly available data was reviewed to determine the premium paid for the target company’s shares, based on the announced price at which such shares would be acquired relative to the volume-weighted average price of such shares over the 30 days and 90 days prior to the public announcement of the transaction and the 52-week low price of such shares. For additional information on the selection and analysis of the Selected Transactions, please see “Summary—Key Benefits of the Exchange Offer—Strong Valuation.”

	Premium to 30-Day Volume- Weighted Average Price	Premium to 90-Day Volume- Weighted Average Price	Premium to 52-week Low- Price
Median Premium in Selected Transactions	9.4%	10.2%	29.8%

Premium Over IEnova’s Ordinary Shares as of November 27, 2020 and Relative to Selected Transactions(1)

(1)

Based on Trading Days and volume-weighted average prices quoted on the Mexican Stock Exchange. The 52-week low price of IEnova ordinary shares, which occurred on May 20, 2020, refers to the intra-day low price and is based on Trading Days and volume-weighted average prices quoted on the Mexican Stock Exchange.

Infrastructure Platform with Growth Opportunity

The exchange offer will provide holders of IEnova ordinary shares the opportunity to invest in a company with a historically high-growth infrastructure platform. In addition to the growth prospects being pursued by IEnova, holders of IEnova ordinary shares will additionally benefit from growth potential across the rest of Sempra’s diversified investment portfolio.

Sempra’s diversified investment portfolio of regulated utilities and long-term contracted energy infrastructure is expected to provide an attractive combination of stable cash flows and growth opportunity. Current holders of IEnova ordinary shares will become owners in a company that:

•	has the goal to become North America’s premier energy infrastructure company, serving over 36 million consumers across regulated U.S. utility, LNG export and Mexican infrastructure platforms

•	announced in February 2021 one of the largest 5-year capital plans in the company’s history, comprised of a planned investment of $32 billion in North American infrastructure over 2021 – 2025

•	is providing new options to meet global energy demand with North American infrastructure projects supporting energy diversification and accessibility

•	holds a leading position in what Sempra believes are the most attractive North American markets

Sempra Infrastructure Platform

Well-diversified Strategic Market Participant

The exchange offer will provide holders of IEnova ordinary shares the opportunity to become shareholders of a company with business and geographic diversification.

Sempra intends to bring IEnova and Sempra’s LNG business under a single platform, SIP, focused on owning, operating and growing its energy infrastructure businesses. It is our belief that this consolidation will help create value-enhancing strength, scale, operating efficiencies and an improved infrastructure growth platform to help strengthen energy infrastructure investments in Mexico and help facilitate the global clean-energy transition. We firmly believe that consolidating full ownership of IEnova under Sempra and combining it with our LNG business will help create the scale and financial flexibility to support IEnova’s ability to accomplish these important objectives.

In addition, we are excited to deepen our long-standing commitment to expanding energy infrastructure across Mexico, a goal that IEnova has championed for decades, and believe energy security and affordability in Mexico are critical to improving the standard of living across the country. Moreover, we remain dedicated to Mexico’s capital markets and believe that listing Sempra’s common stock on the Mexican Stock Exchange is demonstrative of this commitment.

As described under “Summary—Recent Developments,” Sempra has entered into a definitive agreement to sell a 20% equity interest in SIP for cash proceeds of $3.37 billion, subject to adjustments. The completion of this sale is subject to customary closing conditions, including, among others, obtaining applicable governmental and third-party approvals. Sempra believes this sale will help fund the growth opportunities and enhance the overall value of the combined platform, while maintaining Sempra’s majority ownership and governance control.

Diversification Across Geographies and Business Mix

IEnova Status Quo(1)	Sempra Energy U.S. GAAP Earnings(1)	Sempra Energy Pro Forma Adjusted Earnings(1)

(1)

The IEnova Status Quo charts reflect the earnings (losses) attributable to common shares of Sempra’s Sempra Mexico segment for the year ended December 31, 2020. The Sempra U.S. GAAP Earnings charts reflect earnings (losses) as a percentage of Sempra’s earnings (losses) attributable to common shares for the year ended December 31, 2020. The Sempra Pro Forma Adjusted Earnings charts reflect earnings (losses) as a percentage of Sempra’s earnings (losses) attributable to common shares for the year ended December 31, 2020, excluding Parent & Other and Discontinued Operations and assuming

100% ownership of IEnova. Pro Forma Adjusted Earnings is a non-U.S. GAAP financial measure. See “Financial and Market Price Data—Summary Consolidated Financial Data of Sempra—Non-U.S. GAAP Financial Measure” for further details on Pro Forma Adjusted Earnings and a reconciliation to the most comparable U.S. GAAP financial measure.

(2)	Represents IEnova’s Gas, Power and Storage segments.

(3)	Represents Sempra’s SDG&E, SoCalGas and Sempra Texas Utilities segments.

(4)	Represents Sempra’s Sempra Mexico segment, which is primarily comprised of IEnova, as well as certain holding companies and risk management activities.

(5)	Represents Sempra’s Sempra LNG segment.

(6)	Represents Sempra’s Discontinued Operations comprised of Sempra’s former South American businesses and certain activities associated with those businesses, as well as Parent & Other.

(7)	Represents Sempra’s SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments, as well as Parent & Other.

(8)	Represents Sempra’s Discontinued Operations comprised of Sempra’s former South American businesses and certain activities associated with those businesses.

(9)	Represents Sempra’s SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments.

Favorable Growth Profile

The exchange offer will provide holders of IEnova ordinary shares the opportunity to become shareholders of a company with a favorable historic growth profile supported by a strong capital commitment.

Holders of IEnova ordinary shares are expected to benefit from Sempra’s prospects of enhanced dividend growth. Sempra has a long history of increasing its dividend; in each of the last four years, its board of directors has approved increases in dividends per share, on an annualized basis, from $3.29 in 2017 to $3.58 in 2018 to $3.87 in 2019 to $4.18 in 2020 to $4.40 in 2021, and Sempra has increased its dividend by approximately 9% on a compounded annualized basis over the last decade.

IEnova and Sempra Annual Dividends per Share (U.S.$)(1)

(1)

IEnova dividends are reported in U.S. dollars. Dividends of U.S.$200.00 million paid August 15, 2017 were converted to U.S. dollars using that day’s exchange rate of Ps.17.7755 per U.S.$1.00 as reported by the Mexican Central Bank; dividends of U.S.$210.00 million paid August 21, 2018 were converted to U.S. dollars using that day’s exchange rate of Ps.19.0305 per U.S.$1.00 as reported by the Mexican Central Bank; dividends of U.S.$220.00 million paid November 14, 2019 were converted to U.S. dollars using that day’s exchange rate of Ps.19.4543 per U.S.$1.00 as reported by the Mexican Central Bank.

Opportunity for Greater Returns

The exchange offer will provide holders of IEnova ordinary shares the opportunity to become holders of Sempra common shares, which historically have had a superior return relative to IEnova’s shares.

Over the five-year period ended November 27, 2020, Sempra has delivered a 53.2% total shareholder return, far exceeding IEnova’s return of 11.5% over the same time period.

Sempra’s Total Shareholder Return Relative to IEnova(1)

(1)

Total shareholder return is calculated as (i) the change in the stock price over the specified period plus the dividends paid during such period, divided by (ii) the stock price at the beginning of the specified period.

Enhanced Scale and Liquidity

The exchange offer will provide holders of IEnova ordinary shares the opportunity to transfer their ownership to a more liquid security of a company with larger scale.

Sempra has a diversified shareholder base including strong institutional investors, resulting in greater trading volumes and trading liquidity relative to IEnova’s public float. The shares of Sempra common stock would be listed on the Mexican Stock Exchange, permitting IEnova’s local investors to own a Mexican Stock Exchange-listed stake in a strong North American energy infrastructure company, while also retaining the opportunity to be invested in Mexican infrastructure. Furthermore, with approximately $66.6 billion in total assets as of December 31, 2020 and a market capitalization of approximately $37.6 billion as of November 27, 2020, holders of IEnova ordinary shares are expected to benefit from Sempra’s significantly larger scale relative to IEnova.

Average Daily Trading Volume (three months ended on November 27, 2020, $ in millions)(1)	Market Capitalization of Public Float (as of November 27, 2020 $ in billions)(2)

(1)

Bloomberg market data as of November 27, 2020, all of which was provided by Bloomberg in U.S. dollars. Calculated as the sum of all trade prices multiplied by the number of shares traded at each price for each day.

(2)

For Sempra, represents total market capitalization as of November 27, 2020. For IEnova, represents market capitalization of outstanding shares that were not owned indirectly by Sempra as of November 27, 2020. Assumes Ps./U.S.$ rate of Ps.20.0467 per U.S.$1.00 reported by the Mexican Central Bank as of November 27, 2020.

High-performance Culture Focused on Safety, Sustainability and Diversity

The exchange offer will provide holders of IEnova ordinary shares the opportunity to become shareholders of a company with a robust business model driven by a strong alignment with ESG goals and a focus on high-performance culture, diversity and sustainable business practices.

It is important to note that both IEnova and Sempra LNG would continue managing their respective day-to-day operations, while benefiting from being part of a larger and more robust holding company that historically has had access to lower cost of capital. We have a high regard for IEnova’s management team and believe they will be critical to IEnova’s ongoing success. As such, IEnova’s business would continue to be managed by the existing management team following completion of the exchange offer, with continued attractive career opportunities for employees of IEnova throughout the Sempra family of companies.

In addition to the above-listed factors, Sempra’s board of directors also identified and carefully considered a variety of countervailing factors and risks in its evaluation of the exchange offer, including, among others: (i) the regulatory environment in which IEnova operates, which may limit operating flexibility and may require expensive, difficult or otherwise unfeasible compliance with authorizations, permits, concessions, regulations and license terms and conditions; (ii) the highly competitive landscape for private energy companies in Mexico; (iii) IEnova’s disparate mix of assets; (iv) IEnova’s relatively high exposure to Mexican state-owned entities, which may subject Sempra to increased political uncertainties; and (v) the possibility that the exchange offer may not be consummated and that, if not consummated, Sempra will have incurred significant transaction costs and Sempra’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the exchange offer.

The foregoing discussion of the information and factors considered by Sempra’s board of directors is not intended to be exhaustive and includes only the material factors considered by Sempra’s board of directors and the Transaction Committee. In view of the variety of factors considered in connection with their evaluation of the proposed transaction, neither Sempra’s board of directors nor the Transaction Committee found it practicable to, nor did they, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual directors may have given different weights to different factors. Neither Sempra’s board of directors nor the Transaction Committee undertook any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support their ultimate determination. Sempra’s board of directors and the Transaction Committee based their determinations on the totality of the information presented to and considered by them.

Opinion of IEnova’s Board of Directors

As disclosed by IEnova in a current report (evento relevante) published through the Emisnet system of the Mexican Stock Exchange on April 14, 2021, upon receipt and review by IEnova’s board of directors of (i) the Final Offer Letter, and (ii) the recommendation dated April 14, 2021 of the Corporate Practices Committee, which recommendation was based, among other factors, on an opinion dated April 14, 2021 issued by J.P. Morgan, as independent financial advisor to the Corporate Practices Committee, IEnova’s board of directors issued an opinion dated April 14, 2021, pursuant to which IEnova’s board of directors concluded that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the Exchange Ratio established in the Final Offer Letter is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021. IEnova’s board of directors evaluated the equity consideration proposed by Sempra by applying the Exchange Ratio and taking into account the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021. Certain members of IEnova’s board of directors, including its Chairman, one member of the Corporate Practices Committee and its Chief Executive Officer, informed IEnova’s board of directors of the existence of conflicts of interest and abstained from deliberating and voting at the meetings of the Corporate Practices Committee and IEnova’s board of directors at which the recommendation of the Corporate Practices Committee and the opinion of IEnova’s board of directors were issued, and the independent members of the Corporate Practices Committee and IEnova’s board of directors that voted on the issuance of such recommendation and opinion do not have any conflict of interest.

The chart below includes the names of the current members of IEnova’s board of directors that informed the board of directors of a conflict of interest and that abstained from attending and voting at IEnova’s board meeting as explained above:

Board Member	Capacity
Randall L. Clark	Chief Administrative Officer and Chief Human Resources Officer of Sempra LNG
Lisa Glatch	President and Chief Operating Officer of Sempra LNG
Jennifer F. Jett	Vice President – Corporate Governance and Corporate Secretary of Sempra
Faisel H. Khan	Senior Vice President – Finance of Sempra and Chief Financial Officer of Sempra LNG
Trevor I. Mihalik	Executive Vice President and Chief Financial Officer of Sempra
Tania Ortiz Mena López Negrete	Chairman of the Board and Chief Executive Officer of a Sempra subsidiary that owns Sempra’s interest in IEnova
E. Allen Nye, Jr.	Chief Executive Officer of Oncor Electric Delivery Holdings Company LLC and Oncor
Carlos Ruiz Sacristán	Former Chief Executive Officer, Manager and/or Director of various Sempra entities related to its LNG business
Peter R. Wall	Senior Vice President, Controller and Chief Accounting Officer of Sempra

IEnova’s board of directors acknowledged the written communication by the IEnova board members, including Ms. Tania Ortiz Mena López Negrete, in her capacity as Chief Executive Officer of IEnova, with respect to the number of IEnova ordinary shares of which they are holders and the decision they will make with respect to such securities in connection with the exchange offer, as follows:

Will Tender IEnova Public Shares in the Exchange Offer		Will Not Tender IEnova Public Shares in the Exchange Offer		Total
35,000	100%	0	0%	35,000	100%

Opinion of the Independent Financial Advisor to the Corporate Practices Committee of IEnova’s Board of Directors

Pursuant to an engagement letter, IEnova retained J.P. Morgan to act as financial advisor to the Corporate Practices Committee of IEnova’s board of directors and deliver a fairness opinion in connection with the exchange offer.

At the meeting of the Corporate Practices Committee of IEnova on April 14, 2021, J.P. Morgan rendered its oral opinion and delivered its written opinion to the board of directors and Corporate Practices Committee, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to IEnova shareholders (other than Sempra and its affiliates) in the exchange offer was fair, from a financial point of view, to such shareholders.

The full text of the written opinion of J.P. Morgan, dated April 14, 2021, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is filed as Exhibit 99.2 to this registration statement and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this prospectus is qualified in its entirety by reference to the full text of such opinion. IEnova’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to IEnova’s board of directors and the Corporate Practices Committee (in their capacity as such) in connection with and for the purposes of its evaluation of the exchange offer, was directed only to the consideration to be paid in the exchange offer and did not address any other aspect of the exchange offer. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of IEnova or as to the underlying decision by IEnova to engage in the exchange offer. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any IEnova shareholder as to whether such shareholder should tender their IEnova ordinary shares in the exchange offer or any other matter, and does not confer rights or remedies upon any shareholder, creditor or any other person other than IEnova’s board of directors and the Corporate Practices Committee.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed certain internal financial analyses and forecasts prepared by the management of IEnova relating to its business;

•

reviewed a draft of the Prospecto y Folleto Informativo (the “exchange offer document”), the Mexican prospectus filed by Sempra with the CNBV and a draft of this prospectus (together, the “exchange offer documents”);

•	reviewed certain publicly available business and financial information concerning IEnova and the industries in which it operates;

•

compared the proposed financial terms of the exchange offer with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of IEnova with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of IEnova ordinary shares and certain publicly traded securities of such other companies; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of IEnova and Sempra with respect to certain aspects of the exchange offer, and the past and current business operations of IEnova and Sempra, the financial condition and future prospects and operations of IEnova and Sempra, the effects of the exchange offer on the financial condition and future prospects of IEnova and Sempra, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by IEnova and Sempra or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of IEnova and Sempra under any applicable laws relating to bankruptcy, insolvency, concurso mercantil or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by IEnova’s management as to the expected future results of operations and financial condition of IEnova to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the exchange offer will have the tax consequences described in this prospectus, and in discussions with, and materials furnished to J.P. Morgan by, representatives of IEnova, and that the other transactions contemplated by the exchange offer will be consummated as described in the exchange offer documents, and that the definitive exchange offer documents and the terms under which the exchange offer is consummated will not differ in any material respect from the drafts thereof provided to J.P. Morgan. J.P. Morgan also assumed that the exchange offer will be conducted in accordance with and in the manner described in the exchange offer documents in all respects material to its analysis. J.P. Morgan has also assumed that as part of the exchange offer, no party or person has agreed or offered to make any payment or receive consideration (of any nature) that is not expressly contemplated in the exchange offer documents or agreements ancillary thereto. J.P. Morgan expresses no view or opinion on any potential tax consequence of the exchange offer. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to IEnova with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the exchange offer will be obtained without any adverse effect on IEnova or Sempra or on the contemplated benefits of the exchange offer.

The analyses and forecasts furnished to J.P. Morgan were prepared by IEnova’s management, and J.P. Morgan was instructed to rely on these analyses and forecasts by IEnova’s Corporate Practices Committee. IEnova does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the exchange offer, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of IEnova’s management, including, without limitation, factors related to general regulatory, economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments occurring after the date of such opinion (including changes in laws and regulations or other unforeseen events) may affect J.P. Morgan’s opinion and the assumptions used in preparing it, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion also further noted that the potential volatility and disruption in the credit, financial and currency markets derived from political uncertainty or domestic economic outlooks may or may not have an effect on IEnova, Sempra or the exchange offer and J.P. Morgan does not express an opinion as to the effects of such potential volatility or such disruption on IEnova, Sempra or the exchange offer. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be received by IEnova’s shareholders (other than Sempra and its affiliates) in the exchange offer, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the exchange offer to the holders of any other class of securities, creditors or other constituencies of IEnova or the underlying decision by IEnova to engage in the exchange offer or the merits of the exchange offer itself. J.P. Morgan expressed no opinion as to the price at which IEnova’s ordinary shares or Sempra’s common stock will trade at any future time.

J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of IEnova or any other alternative transaction.

The terms of the exchange offer, including the consideration, were determined through arm’s length negotiations between IEnova’s Corporate Practices Committee and Sempra. The opinion of IEnova’s board of directors and the recommendation of the Corporate Practices Committee regarding the exchange offer consideration were issued by IEnova’s board of directors and the Corporate Practices Committee after considering multiple factors, including, among other things, J.P. Morgan’s opinion and financial analyses, and, accordingly, J.P. Morgan’s opinion and financial analyses should not be viewed as conclusive of the views of IEnova’s board of directors or the Corporate Practices Committee or management with respect to the exchange offer consideration.

Summary of Financial Analysis

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its written opinion delivered to IEnova’s board of directors and the Corporate Practices Committee on April 14, 2021 and contained in the oral presentation delivered to them on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables presented below are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Analyses Related to IEnova

At the direction of the Corporate Practices Committee, and except as noted otherwise, for purposes of J.P. Morgan’s analyses and opinion, J.P. Morgan relied on financial forecasts prepared by IEnova’s management reflecting the views of IEnova’s management with respect to the future financial performance of IEnova under two cases, which cases we refer to herein as “Management base case” and “Industry risk adjustment case.” The Industry risk adjustment case takes into account the potential adverse impact on three projects as a result of potential regulatory and operating developments. For each of the Discounted Cash Flow Analysis, Selected Public Trading Multiples Analysis and Selected Transaction Multiples Analysis methodologies, J.P. Morgan conducted its analysis based on a sum of the parts analysis of the natural gas and power generation businesses.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining ranges of implied equity values per share for IEnova’s ordinary shares. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows,” for purposes of the discounted cash flow analysis, refer to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of an asset’s cash flows and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the forecast period.

J.P. Morgan calculated the present value, as of December 31, 2020, of unlevered free cash flows that IEnova is expected to generate during fiscal years 2021 to 2025 for each of the natural gas and power generation businesses under the Management base case and the Industry risk adjustment case.

J.P. Morgan also calculated ranges of terminal values for IEnova at the end of the forecast period by applying perpetuity growth rate ranges of 1.5% to 2.0% and 1.0% to 1.5% for the natural gas and power generation businesses, respectively, to the estimated unlevered free cash flows of each business. These perpetuity growth rate ranges were reviewed and approved by IEnova management.

The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 7.5% to 8.0% and 7.0% to 7.5% for the natural gas and power generation businesses, respectively, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of IEnova. Based on the management projections, the discounted cash flow analysis indicated a range of equity values (rounded to the nearest Ps.0.25) of between Ps.79.00 to Ps.103.00 per share for the Management base case and Ps.73.25 to Ps.96.25 per ordinary share of IEnova for the Industry risk adjustment case.

Selected Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data for the natural gas and power generation businesses of IEnova with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to those businesses. None of the selected companies reviewed is identical or directly comparable to IEnova or its natural gas and power generation businesses. However, these companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered sufficiently similar in certain respects to IEnova’s natural gas and power generation businesses. The analysis necessarily involves complex considerations and judgements concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the companies differently than they would affect IEnova. J.P. Morgan valued IEnova’s natural gas and power generation businesses individually.

The natural gas companies selected by J.P. Morgan were TC Energy Corporation, Cheniere Energy Partners, L.P., Cheniere Energy, Inc., Equitrans Midstream Corporation, The Williams Companies, Inc. and Kinder Morgan, Inc. and the power generation companies selected by J.P. Morgan were AES Gener S.A., AES Brasil Energia S.A., Companhia Energética de São Paulo, Colbún S.A., Eneva S.A., Engie Brasil Energia S.A., Engie Energía Chile S.A. and Omega Geração S.A.

For each comparable company, J.P. Morgan calculated and compared various financial multiples and ratios for each of the Management base case and Industry risk adjustment case. The information J.P. Morgan calculated for the selected natural gas and power generation companies included multiple of firm value (calculated as the market value of the company’s ordinary shares on a fully diluted basis, plus debt and other adjustments, including non-controlling interests, less cash) to estimated EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the fiscal years ending December 31, 2021 (which we refer to as “EBITDA 2021E”) and December 31, 2022 (which we refer to as “EBITDA 2022E”).

These multiples were then applied to IEnova’s forecast of adjusted EBITDA for each of the natural gas and power generation businesses for each year.

This analysis indicated the following range of equity values per share for IEnova’s ordinary shares (rounded to the nearest Ps.0.25):

	Firm Value / EBITDA 2021E				Firm Value / EBITDA 2022E
	Natural gas range	Power generation range	Implied value per share		Natural gas range	Power generation range	Implied value per share
Management base case	8.75x- 12.00x	7.50x- 10.00x	Ps.51.00	Ps.92.75	8.00x- 11.25x	7.00x- 9.50x	Ps.55.25	Ps.102.50
Industry risk adjustment case	8.75x- 12.00x	7.50x- 10.00x	Ps.51.00	Ps.92.75	8.00x- 11.25x	7.00x- 9.50x	Ps.51.00	Ps.96.75

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan examined a variety of transactions in the natural gas and power generation sectors in the United States and Latin America, valuing the natural gas and power generation business segments individually.

The natural gas transaction list included selected related party master limited partnership transactions in the natural gas sector in the United States. The transactions considered and the date each transaction was announced are as follows:

Announcement Date	Target	Acquiror
April 2021	IEnova	KKR
December 2020	TC Pipelines	TC Energy
July 2020	CNX Midstream	CNX Resources
February 2020	EQM Midstream Partners	Equitrans Midstream
December 2019	Tallgrass Energy	Blackstone Infra
November 2018	Dominion Energy Midstream Partners	Dominion Energy
November 2018	Western Gas Partners	Western Gas Equity Partners
October 2018	Enlink Midstream Partners	EnLink Midstream LLC
October 2018	Antero Midstream	Antero Midstream GP LP
August 2018	Energy Transfer Partners	Energy Transfer Equity
June 2018	Boardwalk Pipeline Partners LP	Loews Corporation
May 2018	Spectra Energy Partners	Enbridge Inc.
May 2018	Enbridge Energy Partners	Enbridge Inc.
May 2018	Cheniere Energy Partners LP	Cheniere Energy
May 2018	Williams Partners LP	The Williams Companies, Inc.
March 2018	Tallgrass Energy Partners, LP	Tallgrass Energy GP
May 2017	PennTex Midstream Partners	Energy Transfer Partners
February 2017	ONEOK Partners, L.P.	ONEOK, Inc.
January 2017	Midcoast Energy Partners, L.P.	Enbridge Inc.
September 2016	Columbia Pipeline Partners LP	TransCanada Corporation
November 2015	Targa Resources Partners LP	Targa Resources Corp.
May 2015	Williams Partners LP	The Williams Companies, Inc.
May 2015	Crestwood Midstream Partners LP	Crestwood Equity Partners LP
August 2014	Kinder Morgan Energy Partners, L.P.	Kinder Morgan, Inc.
August 2014	El Paso Pipeline Partners, L.P.	Kinder Morgan, Inc.

The power generation list included selected power generation transactions in Latin America. The transactions considered and the date each transaction was announced are as follows:

Announcement Date	Target	Acquiror
January 2018	CELSA and CGA	Contour Global
December 2017	InterGen Mexico	Actis
October 2017	Portfolio of renewable assets portfolio in operation and under construction from Enel Green Power	CDPQ and CKD IM
September 2016	Ventika I and II wind farms	IEnova

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a multiple reference range for firm value to EBITDA for each of IEnova’s natural gas business and power generation business.

After J.P. Morgan applied these EBITDA multiple reference ranges to each of the Management base case and Industry base case, this analysis indicated the following range of equity values per share for IEnova’s ordinary shares (rounded to the nearest Ps.0.25):

Firm Value/EBITDA 2021E
	Natural gas range		Power generation range		Implied value per share
Management base case	8.50x 12.00x	-	8.00x 11.00x	-	Ps.49.25	Ps.95.25
Industry risk adjustment case	8.50x 12.00x	-	8.00x- 11.00x		Ps.49.25	Ps.95.25

Historical Trading Range

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for the IEnova ordinary shares for the 52-week period ended April 13, 2021, which was (rounded to the nearest Ps.0.25) Ps.54.25 per share to Ps.84.75 per share.

Analyst Ratings and Target Price per Share

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the ratings and estimates of IEnova’s target price per share as of April 13, 2021 as disclosed by certain publicly available equity research analysts and noted that the range of such valuations was Ps.77.00 per share to Ps.115.00 per share.

Analysis Related to Sempra (For Reference Only)

Historical Trading Range

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for the Sempra common stock for the 52-week period ended April 13, 2021, which was (rounded to the nearest U.S.$0.25) U.S.$112.25 per share to U.S.$137.50 per share.

Share Price Performance Relative to Selected Trading Companies

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the historical performance of Sempra common stock relative to selected trading companies.

Analyst Ratings and Target Price per Share

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the ratings and estimates of Sempra’s target price per share as of April 13, 2021 as disclosed by certain publicly available equity research analysts and noted that the range of such valuations was U.S.$129.00 per share to U.S.$167.00 per share.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of IEnova or Sempra. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to IEnova, and none of the selected transactions reviewed was identical to the exchange offer. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of IEnova. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the exchange offer. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to IEnova and the transactions compared to the exchange offer.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to deliver an opinion to IEnova’s board of directors and the Corporate Practices Committee with respect to the exchange offer on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with IEnova, Sempra and the industries in which they operate.

For services rendered in connection with the exchange offer and the delivery of its opinion, IEnova has agreed to pay J.P. Morgan a transaction advisory fee of up to U.S.$2,250,000, in addition to U.S.$1,500,000 which was payable by IEnova to J.P. Morgan in connection with J.P. Morgan’s delivery of its opinion and the balance of which becomes payable upon consummation of the exchange offer. In addition, IEnova has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with IEnova and Sempra for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to Sempra in connection with its U.S.$2.5 billion divestiture of U.S. renewables assets, which closed in April 2019; and with respect to IEnova, acting as Joint Lead Bookrunner in connection with its U.S.$800 million bond issuance, which closed in September 2020. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of each of the outstanding ordinary shares of IEnova and the common stock of Sempra. During the two year period preceding delivery of its opinion ending on April 14, 2021, the aggregate fees recognized by J.P. Morgan from IEnova were approximately U.S.$1,000,000 and from Sempra and related entities were approximately U.S.$24,000,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of IEnova or Sempra for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Terms of the Exchange Offer

Overview

Relationship between Sempra and IEnova

Sempra is the indirect controlling shareholder of IEnova. As of April 23, 2021, Sempra beneficially owned 70.2% of the total outstanding shares of IEnova, with the remaining shares held by NCI and traded on the Mexican Stock Exchange under the ticker “IENOVA.”

Initial Trading Price and Date of Sempra Common Stock on the Mexican Stock Exchange

We expect that the initial trading price of Sempra’s shares of common stock on the Mexican Stock Exchange on the initial trading date of such shares of common stock, which will be on the date on which the shares of Sempra common stock are registered with the RNV and listed on the Mexican Stock Exchange (the “registration date”), will be the same as the closing price of shares of Sempra common stock on the NYSE on the U.S. business day immediately preceding the settlement date, which will be converted into Mexican pesos using the exchange rate reported by the Mexican Central Bank as the FIX Rate on the date immediately preceding the registration date.

Total Number of Shares of IEnova’s Capital Stock

1,452,281,032 ordinary, nominative shares, of a single series, with no par value, as of the initial date of the exchange offer.

Number of IEnova’s Ordinary Shares Subject to the Exchange Offer

Up to 433,242,720 ordinary, nominative shares, of a single series, with no par value, that, as of the initial date of the exchange offer, are not owned directly or indirectly by Sempra. Holders of record during the Offer Period and until May 24, 2021, which is the last date of the Offer Period (unless extended as described in this prospectus), are eligible to tender their IEnova ordinary shares in the exchange offer.

Number of shares of IEnova’s Capital Stock After the Exchange Offer

1,452,281,032 ordinary, nominative shares, of a single series, with no par value, assuming no IEnova ordinary shares are issued after the initial date of the exchange offer.

Percentage of IEnova’s Capital Stock Subject to the Exchange Offer

29.8% of the total outstanding IEnova ordinary shares, which represents 100% of IEnova’s outstanding ordinary shares not owned directly or indirectly by Sempra as of the initial date of the exchange offer.

Number of IEnova’s Ordinary Shares to be Acquired through the Exchange Offer

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares are issued after the initial date of the exchange offer, 433,242,720 ordinary, nominative shares, of a single series, with no par value.

Percentage of IEnova’s Capital Stock represented by Shares to be Acquired through the Exchange Offer

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer, 29.8% of the total outstanding IEnova ordinary shares, which represent 100% of the outstanding IEnova ordinary shares that are owned by public investors as of the initial date of the exchange offer.

Exchange Ratio and Basis for Determination

0.0323 shares of Sempra common stock for each one IEnova ordinary share; provided that no fractional shares of Sempra common stock will be delivered.

On December 1, 2020, Sempra submitted a non-binding offer to IEnova’s board of directors to acquire each outstanding IEnova ordinary share not owned directly or indirectly by Sempra for 0.0313 shares of Sempra common stock, which exchange ratio remained subject to approval by the Sempra board of directors or a duly authorized committee thereof. On April 10, 2021, the Transaction Committee approved the final specific terms of the exchange offer, including, without limitation, the Exchange Ratio. On April 12, 2021, Sempra delivered the Final Offer Letter to the Corporate Practices Committee which, among other things, included the updated non-binding offer to acquire each outstanding IEnova ordinary share not owned directly or indirectly by Sempra at the Exchange Ratio.

The Exchange Ratio implies a price of Ps.87.20 per IEnova ordinary share based on the volume-weighted average price of shares of Sempra common stock as quoted on the NYSE and the average Ps./U.S.$ exchange rate of Ps.20.1676 per U.S.$1.00 reported by the Mexican Central Bank as the FIX Rate, in each case during the five-day period ended on April 9, 2021, the last full Trading Day of the week prior to the delivery of the Final Offer Letter by Sempra to the Corporate Practices Committee, which represents an 18.7% premium over the 30-day volume-weighted average price, a 30.4% premium over the 90-day volume-weighted average price and a 61.0% premium over the 52-week low price of IEnova ordinary shares as quoted on the Mexican Stock Exchange as of November 27, 2020, the last full Trading Day of the week prior to the public announcement of the exchange offer. For information about the premium implied by the Exchange Ratio relative to stock price data as of a more recent date, see “Market Price and Dividend Information—Market Price Data.”

Total Amount of the Exchange Offer

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares are issued after the initial date of the exchange offer, Ps.36,683 million or, exclusively for informational purposes, approximately U.S.$1,845 million based on an exchange rate of Ps.19.8865 per U.S.$1.00, at the exchange rate reported by the Mexican Central Bank on April 23, 2021, which amount is equal to multiplying the total number of outstanding IEnova ordinary shares not owned directly or indirectly by Sempra at the initial date of the exchange offer, by the closing price of such shares on the business day immediately prior to the initial date of the exchange offer.

Number of Sempra’s Shares of Common Stock to be Issued

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares are issued after the initial date of the exchange offer, up to 13,993,739 shares of Sempra common stock will be issued to holders of IEnova ordinary shares that accept the exchange offer.

Number of Sempra’s Shares of Common Stock to be Registered with the RNV

On the registration date, Sempra will register with the RNV up to 750,000,000 shares of its common stock, which is the total number of shares of common stock Sempra is authorized to issue under its amended and restated articles of incorporation as in effect on the initial date of the exchange offer.

Type of Security to be Issued in the Exchange Offer

Sempra’s share capital is represented by common and preferred stock. The shares that will be issued in the exchange offer consist exclusively of shares of common stock.

Maximum Number of Shares of Sempra Common Stock Subject to the Exchange Offer

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares are issued after the initial date of the exchange offer, up to 13,993,739 shares of Sempra common stock will be issued to holders of IEnova ordinary shares in connection with the exchange offer.

Outstanding Share Capital of Sempra prior to the Exchange Offer

As of December 31, 2020, Sempra’s fully paid-in share capital was $10,200 million, which, exclusively for informational purposes, is equal to approximately Ps.203,339 million, based on an exchange rate of Ps.19.9352 per U.S.$1.00, at the exchange rate reported by the Mexican Central Bank on December 31, 2020.

Maximum Number of Shares representing 100% of Sempra Common Stock after the Exchange Offer

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares or shares of Sempra common stock are issued after the initial date of the exchange offer, other than the shares of Sempra common stock to be issued pursuant to the exchange offer, up to 316,754,444 shares of Sempra common stock will be outstanding after the exchange offer.

Share Capital of Sempra after the Exchange Offer

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares are issued after the initial date of the exchange offer and no shares of any class or series of Sempra’s capital stock are issued, repurchased or cancelled after the initial date of the exchange offer, other than the shares of Sempra common stock to be issued pursuant to the exchange offer, Sempra’s fully paid-in share capital after the exchange offer will be $11,758 million which, exclusively for informational purposes, is equal to Ps.233,825, based on an exchange rate of Ps.19.8865 per U.S.$1.00, at the exchange rate reported by the Mexican Central Bank on April 23, 2021.

Percentage of Outstanding Sempra Common Stock represented by Shares to be Issued in the Exchange Offer

If all IEnova ordinary shares, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares or shares of Sempra common stock are issued after the initial date of the exchange offer, other than the shares of Sempra common stock to be issued pursuant to the exchange offer, the shares of Sempra common stock to be issued to holders of IEnova ordinary shares in connection with the exchange offer will represent approximately 4.4% of the outstanding shares of Sempra common stock immediately after the completion of the exchange offer.

Multiples of IEnova and Sempra before and after the Exchange Offer

	Before the Exchange Offer(1)	After the Exchange Offer(2)
Multiples of IEnova
Price / Book value	1.10x	1.17x
Price / Earnings	12.55x	13.28x

Multiples of Sempra
Price / Book value	1.82x	1.75x
Price / Earnings(3)	19.36x	18.96x

Multiples of Market – S&P 500(4)
Price / Book value	4.10x	4.10x
Price / Earnings	30.33x	30.33x

Multiples of Market – S&P/BMV IPC(4)
Price / Book value	2.02x	2.02x
Price / Earnings	32.56x	32.56x

	Before the Exchange Offer(1)	After the Exchange Offer(2)
Multiples of Sector – S&P 500 Utilities(4)
Price / Book value	2.08x	2.08x
Price / Earnings	20.84x	20.84x

(1)	As of December 31, 2020.

(2)

Assumes that (a) the exchange offer was completed on December 31, 2020 at the Exchange Ratio set forth herein, (b) all IEnova ordinary shares outstanding as of such date, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer and (c) no IEnova ordinary shares or shares of Sempra common stock are issued after December 31, 2020 other than the shares of Sempra common stock to be issued pursuant to the exchange offer. IEnova multiples are based on the price implied by the Exchange Ratio, the closing price per share of Sempra common stock on December 31, 2020 of U.S.$127.41 and Ps./U.S.$ exchange rate of Ps.19.9352 per U.S.$1.00 reported by the Mexican Central Bank as of December 31, 2020. Sempra multiples are based on the closing price per share of Sempra common stock on December 31, 2020 and (i) Sempra’s book value as of December 31, 2020 adjusted to include the assumed number of shares of Sempra common stock to be issued in the exchange offer multiplied by the closing price per share of Sempra common stock on December 31, 2020 and (ii) Sempra’s earnings as of December 31, 2020 adjusted to include IEnova’s earnings not currently attributed to Sempra.

(3)	Excludes discontinued operations.

(4)	Bloomberg, as of December 31, 2020.

Initial Date of the Exchange Offer

April 26, 2021, which is the first day of the Offer Period.

Offer Period

The exchange offer will remain open for at least 20 business days from April 26, 2021; provided that we expressly reserve the right, at any time or at various times, to extend the Offer Period in our sole discretion for one or more periods of no less than five business days each, and to extend the Offer Period for any period in the event that such an extension, in our sole judgment, is required by applicable law or by any rule, regulation, interpretation or position of the CNBV, the SEC or their respective staffs that is applicable to the exchange offer. If material modifications are made to the terms of the exchange offer, at the discretion of the CNBV, the Offer Period will be extended for a period of no less than five business days.

Dates of Publication of Offer Notice

The exchange offer notice (Aviso de Oferta) will be published on the Emisnet system of the Mexican Stock Exchange on the first day of the Offer Period and on a daily basis on every Mexican business day during the Offer Period.

Expiration Date

The exchange offer will expire at 3:00 p.m., New York City time (2:00 p.m. Mexico City time), on May 24, 2021; provided that we expressly reserve the right, at any time or at various times, to extend the Offer Period in our sole discretion for one or more periods of no less than five business days each, and to extend the Offer Period for any period in the event that such an extension, in our sole judgment, is required by applicable law or by any rule, regulation, interpretation or position of the CNBV, the SEC or their respective staffs that is applicable to the exchange offer. If material modifications are made to the terms of the exchange offer, at the discretion of the CNBV, the Offer Period will be extended for a period of no less than five business days.

Date of Publication of Results of the Exchange Offer

May 24, 2021, provided that if the Offer Period is extended as described under “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer,” the results of the exchange offer will be published on the last date of the extension of the Offer Period.

Trade Date of IEnova’s Ordinary Shares Tendered in the Exchange Offer

May 26, 2021, which is two business days after the expiration date, provided that if the Offer Period is extended as described under “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer,” we expect that the trade date will be extended accordingly for the same number of days as such extension. For this purpose, the “trade date” of the IEnova ordinary shares validly tendered into, and not withdrawn from, the exchange offer means the date on which the transfer through Indeval of such IEnova ordinary shares shall be considered effected.

Registration Date of Shares of Sempra Common Stock

May 28, 2021, which is four business days after the expiration date, provided that if the Offer Period is extended as described under “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer,” we expect that the registration date will be extended accordingly for the same number of days as such extension.

Settlement Date of the Exchange Offer

May 28, 2021, which is four business days after the expiration date, provided that if the Offer Period is extended as described under “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer,” we expect that the settlement date of the exchange offer will occur on the same date as the registration date.

Tender Participation Procedure

IEnova shareholders who wish to participate in the exchange offer and who maintain custody of their shares through different Custodians with accounts at Indeval shall, during the Offer Period, inform their respective Custodian in writing of the acceptance of the exchange offer and instruct the Custodian to transfer their IEnova ordinary shares to the exchange agent and submit to the exchange agent an Acceptance Letter for such shares.

IEnova shareholders will retain their economic and voting rights associated with the IEnova ordinary shares tendered in the exchange offer until the settlement date. At that time, Sempra will become the owner of the tendered IEnova ordinary shares.

To conduct the exchange, Custodians shall: (i) collect the tender instructions they receive; (ii) maintain in custody the IEnova ordinary shares for which they have received tender instructions (including instructions from customers who physically hold IEnova ordinary shares), until they are transferred to the exchange agent; and (iii) complete, based on the information submitted by the respective shareholders and delivered to the exchange agent, the acceptance letters that a Custodian should fill out, execute and deliver to the exchange agent, which constitutes the express intention of each Custodian to accept the exchange offer, in the name and on behalf of its clients, substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part (the “Acceptance Letters”), that must be duly completed by the respective Custodian, using the form of Acceptance Letter made available by the exchange agent, in order to participate in the exchange offer, noting the information of the IEnova ordinary shares to be tendered pursuant to the following subparagraphs. This means that all IEnova ordinary shares that are submitted for tender in the exchange offer cannot be sold, traded or otherwise disposed of or transferred after such tender unless withdrawal rights have been exercised with respect to those shares in accordance with the terms described under “—Withdrawal Rights.” The Acceptance Letters shall be completed, signed and delivered in original by courier with acknowledgment of receipt at the exchange agent’s offices, located at Paseo de la Reforma No. 510, Piso 18, Col. Juárez, Del. Cuauhtémoc, C.P. 06600, Mexico City, Mexico, at the attention of Mary Carmen Espinoza Osorio and/or Francisco Márquez Granillo (telephone numbers +52 (55) 5621-9662 and/or +52 (55) 5621-0870 and e-mail addresses: rfi_equity.group@bbva.com, mary.espinosa@bbva.com and franciscojavier.marquez.grani@bbva.com).

Reception hours will be from 8:00 a.m. to 6:00 p.m. (Mexico City time), during all Mexican business days of the Offer Period, except on the expiration date, when reception will be from 8:00 a.m. to 2:00 p.m. (Mexico City time).

Neither Sempra nor the exchange agent will charge any brokerage fee in connection with the exchange offer to the tendering IEnova shareholders. However, IEnova shareholders should check with the Custodian who holds their IEnova ordinary shares as to whether or not such Custodian will charge any transaction fee in connection with their tender. Sempra will not pay any such fees.

IEnova shareholders who physically hold their shares and wish to participate in the exchange offer should contact the Custodian of their choice for specific instructions and timing and other requirements for tendering their physical shares in the exchange offer. In such cases, the IEnova shareholders who physically hold their shares must deliver their IEnova ordinary shares to a Custodian for deposit at Indeval, which, upon approval and validation of their deposit, will send to the Custodian a registration crediting such shares in favor of the applicable IEnova shareholder. Thereafter, such shares will be exchanged in the exchange offer in the same manner as all other shares that are held through Custodians, as described above.

In order for the exchange offer to be considered accepted by the IEnova shareholders, the Custodians, in addition to delivering the Acceptance Letter, must: (i) transfer the corresponding IEnova ordinary shares free of payment to the account maintained by the exchange agent with Indeval (the “Concentrator Account”), no later than 2:00 p.m. (Mexico City time), on the expiration date, and (ii) deliver to the exchange agent, or confirm that the exchange agent has received, written confirmation regarding the transfer of the IEnova ordinary shares to the Concentrator Account. The IEnova ordinary shares transferred to the Concentrator Account after 2:00 p.m. (Mexico City time) on the expiration date will not be accepted and shall not participate in the exchange offer. The exchange agent will not receive physical share certificates of the IEnova ordinary shares. The transfer of the IEnova ordinary shares through Indeval shall be considered effected precisely on the trade date of the IEnova ordinary shares validly tendered into, and not withdrawn from, the exchange offer, after the corresponding registration on the Mexican Stock Exchange, which will occur on the second business day following the expiration date.

If any Acceptance Letter is not duly completed, or is received outside the days and hours referred to above, or the transfers of the IEnova ordinary shares are not carried out in accordance with the provisions of this prospectus, such Acceptance Letter shall not be valid and, therefore, such IEnova ordinary shares shall not be deemed tendered and shall not participate in the exchange offer. In accordance with the foregoing, Sempra has the right to reject any Acceptance Letter, instruction or delivery, which has not been made in due form or which for any reason is invalid, or to refuse to accept, through the exchange agent, any Acceptance Letter or any tender of IEnova ordinary shares which, in its opinion or that of its counsel, is unlawful or in breach of the requirements set forth by Sempra, and also has the right, in its sole discretion, to waive any such breach.

Subject to the satisfaction or waiver of the Offer Conditions, on the settlement date of the exchange offer, Sempra shall deliver to the exchange agent the total number of shares of Sempra common stock to be issued in the exchange offer based on the Exchange Ratio, plus any corresponding cash in lieu of fractional shares calculated as described under “—Exchange Offer Closing Procedure,” in exchange for all IEnova ordinary shares that have been validly tendered to the exchange agent in accordance with the procedure described in this prospectus, at the Indeval account of the exchange agent as previously instructed to Sempra. The exchange agent will transfer on the settlement date of the exchange offer to the different Indeval accounts of the Custodians (including the Custodians of the IEnova shareholders who have held their IEnova ordinary shares physically), the number of shares of Sempra common stock that correspond to the number of IEnova ordinary shares received or transferred from the various Custodians as per each Custodian’s Acceptance Letter and the Exchange Ratio, rounding any resulting fraction downwards to the next-lowest whole number, plus any corresponding cash in lieu of fractional shares, all as provided in this prospectus. See “—Exchange Offer Closing Procedure” for additional information. Neither Sempra, nor the exchange agent, nor any of their respective subsidiaries or affiliates or any person related thereto, shall be liable for subsequent payments or deliveries (or lack thereof) of the shares of Sempra common stock or cash in lieu of any fractional shares that the Custodians must make in favor of the IEnova shareholders, all of which shall be the full responsibility of each Custodian.

The acceptance of the exchange offer by an IEnova shareholder, by means of the transfer of the IEnova ordinary shares to the exchange agent’s Concentrator Account in accordance with the terms described above, and the transfer to the exchange agent of the duly completed and signed Acceptance Letter, shall be deemed irrevocable as of the withdrawal deadline (as it may be extended in accordance with the terms of this prospectus) for all purposes (except in the event that, in the opinion of the CNBV, the exchange offer has been materially modified or other competitive tender offers present better conditions, in which case withdrawals from the exchange offer can be made without penalty until the expiration time). Consequently, once the transfer of the shares has been made, they cannot be withdrawn from the corresponding Concentrator Account unless the holders of the IEnova ordinary shares withdraw their acceptance by the withdrawal deadline, as described in more detail in this prospectus.

Sempra reserves full discretion to determine all questions as to tenders, including whether the documentation is complete, the date and time of receipt, the propriety of execution and delivery of any document or instruction, and any other questions as to validity, form, eligibility or acceptability of any tender. Sempra reserves the right to reject any tender not in proper form or otherwise not valid or the acceptance for exchange which may, in the opinion of our counsel, be unlawful, or to waive any irregularities or conditions. Sempra’s interpretation of the terms of the exchange offer and Offer Conditions will be final and binding.

Sempra will not be required to give any notice of any defects or irregularities in tenders and will not incur any liability for failure to give such notice. The exchange agent may, but will not be required to, give notice of any irregularities or defects in tenders, and will not incur any liability for any failure to give such notice.

IEnova ordinary shares will not be deemed to have been duly or validly tendered unless and until all defects and irregularities have been cured or waived. All improperly tendered shares will be returned without cost to the tendering holder by means of book-entry delivery through Indeval to the account of the applicable Indeval participant (or, if the improperly tendered shares were held physically, by means of a physical share certificate delivered to the holder) promptly after the expiration date.

By tendering their IEnova ordinary shares to Sempra as part of the exchange contemplated in this prospectus, each holder of IEnova ordinary shares hereby represents and warrants, and shall be required to represent and warrant in its respective Acceptance Letter, that (i) it is acquiring the shares of Sempra common stock solely for the purpose of investment, has not taken any action inconsistent with the intent of being a passive investor, and has no intention of participating in or influencing the formulation, determination, or direction of the basic business decisions of IEnova or Sempra; (ii) its acquisition of the shares of Sempra common stock resulting from the exchange of its IEnova ordinary shares as contemplated in this prospectus (a) will not increase its total beneficial ownership (directly or indirectly through any of its affiliates) of IEnova ordinary shares immediately prior to the exchange; and (b) is not subject to prior authorization under the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica); and (iii) upon the acquisition of the shares of Sempra common stock by such holder of IEnova ordinary shares, such holder anticipates that the acquisition will not be reportable pursuant to the Hart-Scott-Rodino Act of 1976, as amended.

Conditions, Extension, Amendment and Termination of the Exchange Offer

The exchange offer and its terms may be modified at any time prior to its conclusion, as long as it involves more favorable terms, or if so decided by Sempra pursuant to the terms of Article 97 of the Mexican Securities Law, as long as it is so disclosed by means of the channels by which the exchange offer was made. If, in the opinion of the CNBV, those modifications are material, the Offer Period shall be extended for a term of no less than five business days. Any holder of IEnova ordinary shares who had agreed to participate in the exchange offer may decline its acceptance at or prior to the withdrawal deadline.

Sempra will not accept for exchange or exchange any IEnova ordinary shares validly tendered into, and not withdrawn from, the exchange offer unless each of the Offer Conditions described below is satisfied or waived by Sempra prior to the expiration time.

•

the registration statement of which this prospectus forms a part shall have been declared effective by the SEC, the CNBV and the Mexican Stock Exchange shall have approved the registration and listing of Sempra’s common stock and authorized the exchange offer and the disclosure in the related documents filed with the CNBV, the NYSE shall have approved the supplemental listing of the Sempra common stock to be issued in the exchange offer, and all other governmental approvals and authorizations required in connection with the exchange offer shall have been obtained and shall have not been revoked or amended, modified or supplemented in any way that, in Sempra’s sole judgment, could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the exchange offer;

•

during the Offer Period, no stop order suspending the effectiveness of the registration statement of which this prospectus forms a part shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or threatened by the SEC, and the CNBV shall not have issued any order suspending the exchange offer;

•

during the Offer Period, no governmental entity, court, or agency having jurisdiction over any party to the exchange offer shall have enacted, issued, promulgated, enforced, or entered any laws, regulations or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of or, in Sempra’s sole judgment, adversely impact the ability to consummate the exchange offer; and

•

during the Offer Period, no (i) event, change, fact, condition, occurrence, circumstance or happening that, individually or in the aggregate, had, has or is reasonably expected to have, an adverse and material effect on the condition (financial or otherwise), business, properties, assets, liabilities, capitalization, shareholders’ equity, operations, licenses, franchises, permits, permit applications, results of operations, cash flows, or prospects, of Sempra or IEnova or any of their respective affiliates, including but not limited to, events, changes, occurrences, circumstances or happenings arising or resulting from, or that are attributable to, general changes in the conditions of the economy or in the capital or financial markets (including significant declines in international or domestic stock indexes), general changes in legal, tax, regulatory, political, economic or business conditions, changes in laws or regulations, changes in accounting standards, or any other event, change, occurrence, circumstance or happening that, in each case, affects Sempra or IEnova or their affiliates, or generally the industries in which Sempra or IEnova or their affiliates conduct business; (ii) statement of default or default of banking institutions made by federal or local authorities in Mexico, whether mandatory or voluntary, that, by discretional decision of Sempra, may affect the granting of credit or access to financing for Sempra or IEnova; (iii) commencement or escalation of a war, armed hostilities, terrorist event or other national or international crisis that, direct or indirectly, affects Mexico; (iv) significant change in the exchange rate of the Mexican peso; or (v) governmental, judicial, legislative or regulatory competent authority or public entity, issues, orders, executes, or promotes any law, rule, provision, decree, resolution or order that (a) limits or prohibits carrying out and/or finalizing the exchange offer or Sempra’s ability to cancel the registration of IEnova ordinary shares in the RNV and to conduct the delisting of such IEnova ordinary shares on the Mexican Stock Exchange after the completion of the exchange offer as described herein, (b) adversely affects the terms and/or conditions of the exchange offer, (c) imposes limitations to the capacity of Sempra (or of its subsidiaries or affiliates) to effectively acquire or maintain or exercise the rights and title of the IEnova ordinary shares acquired by means of the exchange offer, including without limitation, the right to vote the IEnova ordinary shares, (d) prohibits, limits, converts or illegally intends to deem the payment or the acquisition of the IEnova ordinary shares as illegal, in terms of the exchange offer or establishes penalties in connection with the above, (e) limits business operations of Sempra or IEnova or any of their respective affiliates, (f) imposes or intends to impose any conditions to the exchange offer in addition to the conditions contained in this prospectus or that any action, procedure, claim or complaint has occurred or been initiated which could affect any of the acts mentioned above, or (g) imposes any limitation to the participation of any holders of IEnova ordinary shares in the exchange offer (provided that, in any case, determinations regarding whether an event, change, fact, condition, occurrence, circumstance or happening constitutes a Material Adverse Effect pursuant to this definition shall be made by Sempra in its sole discretion and may be waived in the sole discretion of Sempra) (“Material Adverse Effect”) shall have occurred, nor any event, condition, change, occurrence, development, or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

If Sempra, in its sole discretion, determines that any of the Offer Conditions has not been satisfied, Sempra, at any time without any liability and until the expiration date, may:

1)

withdraw or terminate the exchange offer and promptly return to IEnova’s shareholders their IEnova ordinary shares submitted for tender, in which case Sempra shall not be required to pay any consideration;

2)

modify the terms of the exchange offer, including extending the Offer Period, provided that, if, in the opinion of the CNBV, those modifications are material, the Offer Period shall be extended for a term of no less than five business days; or

3)	modify or waive any Offer Condition.

The discretionary decision of Sempra at any time regarding the waiver, or the satisfaction or not, of any of the Offer Conditions shall be unilateral, binding and final.

The Offer Conditions are for the sole benefit of Sempra and may be invoked, used, exercised, and determined by Sempra regardless of the circumstances that originated them. In addition, these conditions may be waived by Sempra totally or partially, at any time and from time to time, in its sole discretion. Failure on the part of Sempra to exercise any of these rights shall not be considered a waiver thereof; the waiver of any of these rights in respect of particular and specific facts and circumstances does not mean or shall not be considered as a waiver in respect of other particular and specific facts and circumstances; and each of these rights shall be considered a continuing right that may be exercised or invoked at any time. Any determination by Sempra involving the events described under “—Conditions, Extension, Amendment and Termination of the Exchange Offer” shall be unilateral, final and binding.

Sempra reserves the right to withdraw or terminate the exchange offer if, in its sole discretion, Sempra determines that any of the Offer Conditions has not been satisfied, or Sempra may otherwise waive such conditions, in which case, it shall give public notice of these circumstances. Upon withdrawal or termination of the exchange offer, holders of IEnova ordinary shares who have tendered their shares shall not be entitled to claim any interest or other consideration against Sempra on the occasion of such withdrawal or termination. This right may be exercised by Sempra at any time in its sole discretion until the expiration date. In the event that Sempra withdraws or terminates the exchange offer in accordance with the foregoing, the exchange agent shall return the IEnova ordinary shares that have been submitted for tender through the Custodians.

Once the Offer Period begins, the exchange offer will not be subject to any conditions other than those described herein. The receipt by the exchange agent of IEnova ordinary shares that have been validly tendered must not be construed as a waiver by Sempra of any of these Offer Conditions.

The waiver by Sempra, at any given time, of its right to withdraw or terminate the exchange offer when any of the Offer Conditions are not satisfied, shall not imply in any way nor shall it be interpreted as a waiver by Sempra of the application of such condition at a later time.

Each of the exchange agent, on behalf of Sempra by means of the publication of a notice through the Emisnet system of the Mexican Stock Exchange, and IEnova, by means of the publication of a current report (evento relevante), respectively, shall publicly announce on the expiration date, or on the date on which Sempra determines that any of the Offer Conditions were not satisfied, as appropriate, whether the Offer Conditions were satisfied or waived. Such communication shall constitute, as applicable, recognition by Sempra and IEnova that the exchange offer has been completed, withdrawn or terminated, in accordance with the terms described herein.

The exchange offer will expire at 3:00 p.m., New York City time (2:00 p.m., Mexico City time), on May 24, 2021, unless extended. The term “expiration date” means 3:00 p.m., New York City time (2:00 p.m., Mexico City time), on May 24, 2021, unless extended by Sempra, in which case the expiration date will be the last date of the extension of the Offer Period, and the term “expiration time” means 3:00 p.m., New York City time (2:00 p.m., Mexico City time), on the expiration date. The exchange offer will remain open for at least 20 business days; provided that we expressly reserve the right, at any time or at various times, to extend the Offer Period in our sole discretion for one or more periods of no less than five business days each, and to extend the Offer Period for any period in the event that an extension, in our sole judgment, is required by applicable law or by any rule, regulation, interpretation or position of the CNBV, the SEC or their respective staffs that is applicable to the exchange offer. If material modifications are made to the terms of the exchange offer, at the discretion of the CNBV, the Offer Period will be extended for a period of no less than five business days. During any extension of the exchange offer, all IEnova ordinary shares previously validly tendered will remain validly tendered and subject to the exchange offer unless, prior to the extended expiration time, the holders of such previously tendered shares exercise their withdrawal rights as described under “—Withdrawal Rights.” The exchange offer may be extended by notice from Sempra to the exchange agent, at any time or from time to time, on or prior to 9:00 a.m., New York City time (8:00 a.m., Mexico City time), on the business day immediately preceding the date then fixed for the expiration of the exchange offer.

There is no assurance that Sempra will exercise its right to extend the exchange offer. If Sempra extends the period of time during which the exchange offer is open, the exchange offer will expire at the latest time and date to which Sempra extends the exchange offer.

Sempra will follow any extension, termination, amendment or delay of the exchange offer, as promptly as practicable, with a public announcement. In the case of an extension of the exchange offer, the related announcement will be issued no later than 9:00 a.m., New York City time (8:00 a.m., Mexico City time) on the business day immediately preceding the date then fixed for the expiration of the exchange offer. Subject to applicable law (including Mexican exchange offer regulations and Rule 14d-4(d)(1) under the Exchange Act, which requires that any material change in the information published, sent or given to shareholders in connection with the exchange offer be promptly disseminated to security holders in a manner reasonably designed to inform security holders of that change) and without limiting the manner in which Sempra may choose to make any public announcement, Sempra does not assume any obligation to publish, advertise or otherwise communicate any public announcement of this type, as explained below, other than by issuing a press release through PR Newswire Association LLC and through the Emisnet system of the Mexican Stock Exchange, through the website www.bmv.com.mx, as well as through the CNBV’s STIV, through the website www.gob.mx/cnbv. In addition, Sempra will post notice of any such extension on Sempra’s website at www.sempra.com. This reference to Sempra’s website is not an active hyperlink and the information on, or that can be accessed through, such website is not, and shall not be deemed to be, a part of this prospectus.

Sempra will extend the exchange offer, to the extent required by the U.S. federal securities laws (including Rules 14d-4 and 14e-1 under the Exchange Act), if Sempra:

•	makes a material change to the terms of the exchange offer, in which case, the exchange offer must remain open for an additional five U.S. business days;

•	makes a change to the Exchange Ratio or the amount of shares sought in the exchange offer, in which case, the exchange offer must remain open for an additional 10 U.S. business days;

•	makes a material change in the information concerning the exchange offer; or

•	waives any of the Offer Conditions in the exchange offer.

Withdrawal Rights

Holders of IEnova ordinary shares who have accepted the exchange offer will have the right to withdraw from their acceptance of the exchange offer without penalty at or prior to the withdrawal deadline (as it may be extended in accordance with the terms of this prospectus). Thereafter acceptances will be irrevocable, except in the event that, in the opinion of the CNBV, the exchange offer has been materially modified or other competitive tender offers present better conditions, in which case withdrawals from the exchange offer can be made without penalty until the expiration time. The withdrawal deadline is 3:00 p.m., New York City time (2:00 p.m., Mexico City time), on May 20, 2021, which is two Mexican business days prior to the expiration date and time of the exchange offer, provided that if the Offer Period is extended as described under “The Exchange Offer—Conditions, Extension, Amendment and Termination of the Exchange Offer,” the withdrawal deadline will be extended accordingly for the same number of days as such extension.

In the event that any holder of IEnova ordinary shares exercises its right of withdrawal, the Custodian must notify the exchange agent in writing by the withdrawal deadline, attaching a new Acceptance Letter with respect to the shareholders who will participate in the exchange offer and excluding those who have exercised their right of withdrawal, provided that in the event that the Custodian does not deliver such notification and new Acceptance Letter in time, it shall be deemed to be unfulfilled, and the exchange agent shall proceed in accordance with the Acceptance Letter in force, without any liability.

Notwithstanding the foregoing, the IEnova ordinary shares withdrawn may be tendered again as part of the exchange offer prior to the expiration time.

Any question about the form and validity (including the time of receipt) of any withdrawal shall be determined by Sempra, through the exchange agent, and such determination shall be unilateral, final and binding. Similarly, Sempra shall have the right to waive any right, defect or irregularity in any withdrawal of any IEnova shareholder.

Any IEnova ordinary shares withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. All of the holders of IEnova ordinary shares may exercise their right of withdrawal in accordance with the provisions of this prospectus.

Exchange Offer Closing Procedure

Subject to the satisfaction or waiver of the Offer Conditions on the settlement date of the exchange offer, Sempra shall deliver to the exchange agent the total number of shares of Sempra common stock based on the Exchange Ratio, plus any corresponding cash in lieu of fractional shares calculated as described below, in exchange for all IEnova ordinary shares that have been validly tendered to the exchange agent in accordance with the procedure described in this prospectus, at the Indeval account of the exchange agent as previously instructed to Sempra. The exchange agent will transfer on the settlement date to the different Indeval accounts of the Custodians (including the Custodians of the IEnova shareholders who have held their IEnova ordinary shares physically), the number of shares of Sempra common stock that correspond to the number of IEnova ordinary shares received or transferred from the various Custodians as per each Custodian’s Acceptance Letter and the Exchange Ratio, rounding any resulting fraction downwards to the next-lowest whole number, plus any corresponding cash in lieu of fractional shares, all as provided in this prospectus. Neither Sempra, nor the exchange agent, nor any of their respective subsidiaries or affiliates or any person related thereto, shall be liable for subsequent payments or deliveries (or lack thereof) of the shares of Sempra common stock or cash in lieu of any fractional shares that the Custodians must make in favor of the IEnova shareholders, all of which shall be the full responsibility of each Custodian.

The exchange of IEnova ordinary shares for shares of Sempra common stock will be carried out based on the Exchange Ratio, on the settlement date of the exchange offer, to the holders of IEnova ordinary shares that have validly tendered in the exchange offer on the terms described in this prospectus.

Each of the exchange agent, on behalf of Sempra by means of the publication of a notice through the Emisnet system of the Mexican Stock Exchange, and IEnova, by means of the publication of a current report (evento relevante), respectively, shall publicly announce on the expiration date, or on the date on which Sempra determines that any of the Offer Conditions were not satisfied, as appropriate, whether the Offer Conditions were satisfied or waived. Such communication shall constitute, as applicable, recognition by Sempra and IEnova that the exchange offer has been completed, withdrawn or terminated, in accordance with the terms described herein.

The settlement of the exchange offer shall be made exclusively through the subscription of shares of Sempra common stock, and the payment of cash in lieu of fractional shares, as described in this prospectus. Only whole numbers of shares of Sempra common stock will be delivered at the settlement of the exchange offer, including with respect to investors who participate in the exchange offer and who would be entitled to fractional shares of Sempra’s common stock after the application of the Exchange Ratio. Because each Custodian may apply different methods with respect to the treatment of fractional share interests that would otherwise be owed to beneficial owners of IEnova ordinary shares for whom such Custodian is the record holder, each such beneficial owner should contact its Custodian to understand the mechanism to be executed in lieu of delivering such fractional shares.

For purposes of the above, the exchange agent (according to the IEnova ordinary shares for which it received Acceptance Letters) will receive from Sempra the number of whole shares of Sempra common stock to be delivered to each Custodian calculated according to the Exchange Ratio and, if applicable, rounded to the immediate whole lower number, as well as any cash to be paid in lieu of fractional shares, which will be distributed to each Custodian in the terms of the exchange offer pursuant to the following.

The exchange agent shall have no liability if it does not receive the shares of Sempra common stock or cash in lieu of fractional shares or any portion of the same from Sempra. The number of shares of Sempra common stock to be distributed by the exchange agent to each Custodian will be determined according to the total number of IEnova ordinary shares contained in the Acceptance Letters presented by each Custodian. In case the number of shares of Sempra common stock to be distributed to a Custodian does not correspond to a whole number, the exchange agent will deliver to each Custodian the next-lowest whole number of shares of Sempra common stock, rounding any fraction downwards, and will pay each Custodian cash in lieu of any fractional share in an amount equal to the product obtained by multiplying (i) the fractional share of Sempra common stock that otherwise would have been distributed to such Custodian and (ii) the average of the closing prices per share of Sempra common stock on the NYSE (as reported by Bloomberg L.P.) on each of the 10 Trading Days ending with the Trading Day immediately preceding the date the funds are deposited with the exchange agent by Sempra. Such cash payment will be made in U.S. dollars. For this purpose, a “Trading Day” is a day on which Sempra’s common stock (i) is not suspended from trading, and on which trading in the common stock is not limited, on the NYSE (or, if the common stock is not then listed on the NYSE, on the principal U.S. national or regional securities exchange on which the common stock is then listed or, if the common stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the common stock is then traded), during any period or periods aggregating one hour or longer, and (ii) has traded at least once on the NYSE or, if applicable, such other exchange or market.

Neither the exchange agent nor Sempra shall be liable for any benefits or losses resulting from such rounding for the IEnova shareholders, and by reason of participating in the exchange offer, holders of IEnova ordinary shares acknowledge and agree that they may be benefited or suffer losses as a result of such rounding, and by reason of participating in the exchange offer, waive any claim to which they may be entitled or that it may be deemed that they may be entitled, against Sempra, IEnova or the exchange agent. Under no circumstances will interest be paid on the cash to be received in lieu of any fractional share of Sempra common stock, regardless of any delay in making the payment.

Purpose of and Plans for the Exchange Offer

The main purpose of the exchange offer is for Sempra to acquire 100% of IEnova’s outstanding capital stock owned by public investors, currently consisting of 29.8% of the total outstanding IEnova ordinary shares, in exchange for up to 13,993,739 shares of Sempra common stock, using an Exchange Ratio of 0.0323 shares of Sempra common stock for each one IEnova ordinary share.

After consummation of the exchange offer, so long as it meets the requirements under applicable law and regulations, Sempra intends to submit an application to the CNBV to cancel the registration of the IEnova ordinary shares in the RNV, and to request delisting of the IEnova ordinary shares from the Mexican Stock Exchange, in which case IEnova will no longer be a publicly traded company (sociedad anónima bursátil) with listed equity securities subject to the Mexican Securities Law, although it will remain subject to certain other requirements of the Mexican Securities Law in connection with its prior public offerings of Mexican peso-denominated debt securities. For such purposes, IEnova will have to hold an extraordinary shareholders’ meeting, which will require the affirmative vote of no less than 95% of the IEnova ordinary shares to approve such cancellation and delisting.

Sempra may elect, and subject to certain conditions, may be required, to (i) launch a subsequent tender offer in respect of any IEnova ordinary shares that were not acquired in the exchange offer, which will be carried out at an acquisition price in Mexican pesos of at least the greater of: (A) the Trading Price of the IEnova ordinary shares or (B) the Book Value of the IEnova ordinary shares; and (ii) constitute a delisting trust, as required under the applicable regulations, which shall be maintained for no less than six months, and which shall maintain the funds required to acquire, if any, at the same price offered in such subsequent tender offer, any IEnova ordinary shares that were not tendered in either the exchange offer or any subsequent tender offer. Sempra may be able to offer a different price in any such additional offer, subject to prior approval from the CNBV, based upon, among other factors, IEnova’s financial condition and prospects at the time and after approval of such price by IEnova’s board of directors, taking into consideration the recommendation of the Corporate Practices Committee in accordance with Mexican law. Any such consideration may be different, and could be materially less, than that offered in the exchange offer. In such scenario, the Mexican Securities Law provides that the CNBV may permit the deregistration and delisting of IEnova, if the interests of minority shareholders and the market in general have been adequately protected. THERE IS NO CERTAINTY ABOUT THIS PROCESS OR ITS DATES.

Sempra believes in the long-term potential of IEnova and the Mexican market as a whole and thus Sempra considers the current market price of IEnova’s ordinary shares to not reflect its full potential. Sempra also believes the exchange offer provides a financially attractive proposal to holders of IEnova ordinary shares given the current market price of IEnova’s ordinary shares.

We believe that the exchange offer will enhance IEnova’s ability to achieve long-term growth, while further improving the value proposition for IEnova’s customers and the communities it serves.

Sempra intends to bring IEnova and Sempra’s LNG business under a single platform, SIP, focused on owning, operating and growing its energy infrastructure businesses. It is our belief that this consolidation will help create value-enhancing strength, scale, operating efficiencies and an improved infrastructure growth platform to help strengthen energy infrastructure investments in Mexico and help facilitate the global clean-energy transition.

It is important to note that both IEnova and Sempra LNG would continue managing their respective day-to-day operations, while benefiting from being part of a larger and more robust holding company that historically has had access to lower cost of capital. We have a high regard for IEnova’s management team and believe they will be critical to IEnova’s ongoing success. As such, IEnova’s business would continue to be managed by the existing management team following completion of the exchange offer, with continued attractive career opportunities for employees of IEnova throughout the Sempra family of companies.

As described under “Summary—Recent Developments,” Sempra has entered into a definitive agreement to sell a 20% equity interest in SIP for cash proceeds of $3.37 billion, subject to adjustments. The completion of this sale is subject to customary closing conditions, including, among others, obtaining applicable governmental and third-party approvals. Sempra believes this sale will help fund the growth opportunities and enhance the overall value of the combined platform, while maintaining Sempra’s majority ownership and governance control.

Net Proceeds to be Obtained by Sempra

The shares of Sempra common stock to be issued in the exchange offer shall be used as consideration for the acquisition of the IEnova ordinary shares validly tendered and not withdrawn in the exchange offer as described in this prospectus. Therefore, Sempra will not receive any cash proceeds as a result of the issuance of such shares of its common stock.

Delisting of Sempra’s Common Shares from the SIC

The listing of Sempra’s shares of common stock on the International Quotation System (Sistema Internacional de Cotizaciones) (“SIC”) maintained by the Mexican Stock Exchange will be cancelled on the Mexican business day immediately prior to the settlement date of the exchange offer. Starting on the settlement date of the exchange offer, Sempra’s shares of common stock will only be listed in Mexico on the principal trading market maintained by the Mexican Stock Exchange. Holders of Sempra’s shares of common stock that maintain such shares through the SIC on the Mexican business day immediately prior to the settlement date of the exchange offer will continue to hold such shares through the principal trading market maintained by the Mexican Stock Exchange as of the settlement date of the exchange offer, without needing to take any further action.

Delisting Trust

After consummation of the exchange offer, so long as it meets the requirements under applicable law and regulations, Sempra intends to submit an application to the CNBV to cancel the registration of the IEnova ordinary shares in the RNV, and to request delisting of the IEnova ordinary shares from the Mexican Stock Exchange, in which case IEnova will no longer be a publicly traded company (sociedad anónima bursátil) with listed equity securities subject to the Mexican Securities Law, although it will remain subject to certain other requirements of the Mexican Securities Law in connection with its prior public offerings of Mexican peso-denominated debt securities. For such purposes, IEnova will have to hold an extraordinary shareholders’ meeting, which will require the affirmative vote of no less than 95% of the IEnova ordinary shares to approve such cancellation and delisting.

Sempra may elect, and subject to certain conditions, may be required, to (i) launch a subsequent tender offer in respect of any IEnova ordinary shares that were not acquired in the exchange offer, which will be carried out at an acquisition price in Mexican pesos of at least the greater of: (A) the Trading Price of the IEnova ordinary shares; or (B) the Book Value of the IEnova ordinary shares; and (ii) constitute a delisting trust, as required under the applicable regulations, which shall be maintained for no less than six months, and which shall maintain the funds required to acquire, if any, at the same price offered in such subsequent tender offer, any IEnova ordinary shares that were not tendered in either the exchange offer or any subsequent tender offer. Sempra may be able to offer a different price in any such additional offer, subject to prior approval from the CNBV, based upon, among other factors, IEnova’s financial condition and prospects at the time and after approval of such price by IEnova’s board of directors, taking into consideration the recommendation of the Corporate Practices Committee in accordance with Mexican law. Any such consideration may be different, and could be materially less, than that offered in the exchange offer. In such scenario, the Mexican Securities Law provides that the CNBV may permit the deregistration and delisting of IEnova, if the interests of minority shareholders and the market in general have been adequately protected. THERE IS NO CERTAINTY ABOUT THIS PROCESS OR ITS DATES.

In the event the CNBV approves the cancellation of the IEnova ordinary shares with the RNV and the Mexican Stock Exchange gives its favorable opinion for their delisting from the Mexican Stock Exchange, IEnova, Sempra or any of their respective affiliates, as applicable, may carry out a subsequent delisting tender offer and afterwards create the delisting trust, to which Sempra will contribute and maintain, during a minimum term of six months starting on the date of the cancellation of the registration of the shares representing the capital stock of IEnova with the RNV, sufficient funds to acquire the rest of the IEnova ordinary shares held by public investors, in accordance with the terms of subsection (c), section I, of Article 108 of the Mexican Securities Law. In the event that any public shareholder of IEnova does not participate and does not tender its IEnova ordinary shares in the exchange offer, in any subsequent tender offer, or does not subsequently deliver its IEnova ordinary shares to the aforementioned delisting trust, such shareholder will become a shareholder of a private company, and its IEnova ordinary shares will lose their liquidity, thus possibly affecting their price in a significant manner. For more information, see “Risk Factors.”

Potential Participants

The exchange offer is targeted to all existing IEnova shareholders, other than Sempra and its affiliates, that are owners of IEnova ordinary shares as of May 24, 2021, the last date of the Offer Period.

Securities Depository

S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.

Prior Agreements to the Exchange Offer

Sempra represents that, as of the date of this prospectus, there are no agreements under which Sempra has, or may have, the obligation or commitment to pay any consideration to any shareholder of IEnova in its capacity as such other than under the terms of this prospectus. There are no other relevant agreements directly related to the execution of the exchange offer which have not been disclosed in this prospectus.

Source of Funds

Other than the amount of cash to be paid in lieu of fractional shares in the exchange offer, the exchange offer does not require the use of funds by Sempra, as the exchange offer consists of an exchange of up to 13,993,739 shares of Sempra common stock in exchange for up to 433,242,720 IEnova ordinary shares, representing 29.8% of the total outstanding IEnova ordinary shares, which represent 100% of the outstanding IEnova ordinary shares that are owned by public investors as of the initial date of the exchange offer.

We estimate that the total amount of cash required for the payment of cash in lieu of fractional shares, assuming that we deposited such funds with the exchange agent on April 23, 2021, would not be more than $5,000. We expect to have sufficient funds to make the required payments of cash in lieu of such fractional shares from our cash on hand.

Accounting Treatment

The exchange offer will involve the acquisition of the NCI of a consolidated subsidiary of Sempra, and as such, it will be accounted for as an equity transaction with no recognition of gain or loss in accordance with U.S. GAAP.

Equity Participation

Sempra is the indirect controlling shareholder of IEnova. As of April 23, 2021, Sempra beneficially owned 70.2% of the total outstanding shares of IEnova, with the remaining shares held by NCI and traded on the Mexican Stock Exchange under the ticker “IENOVA.”

Consequences of the Exchange Offer

There will be no effect on IEnova’s shareholders’ equity, assuming the exchange offer is consummated, as IEnova’s capital stock will remain the same, but will all be held directly or indirectly by Sempra (instead of the IEnova ordinary shares being held by their current shareholders), except for any IEnova ordinary shares that are not tendered as part of the exchange offer, which shall remain with their current shareholders.

As long as the registration of the IEnova ordinary shares is not cancelled in the RNV and such shares are not delisted from the Mexican Stock Exchange, IEnova will continue to be subject to the provisions of the Mexican Securities Law, the Mexican General Provisions Applicable to Issuers of Securities and other Participants of the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores), as amended from time to time, and other applicable regulations, including those relating to the periodic disclosure of information, as well as the supervision and surveillance of the CNBV. If and when the above cancellation and delisting is completed, IEnova will no longer be a publicly traded company (sociedad anónima bursátil) with listed equity securities subject to the Mexican Securities Law, although it will remain subject to certain other requirements of the Mexican Securities Law in connection with its prior public offerings of Mexican peso-denominated debt securities, and will be regulated from that moment on primarily by the General Law for Commercial Corporations of Mexico (Ley General de Sociedades Mercantiles), as amended or substituted from time to time (the “Mexican Corporate Law”).

As a non-publicly traded entity, IEnova would not be required by applicable Mexican law to grant the same minority rights as those currently afforded as a sociedad anónima bursátil, which could limit the remaining minority shareholders’ ability to influence the result of any issues subject to approval at the general shareholders’ meetings of IEnova, including the appointment of the members of the board of directors, the acquisition or transfer of relevant assets, the issuance of shares and other securities, and payment of dividends consisting in shares representing the capital stock of IEnova, among others. Under Mexican law, minority shareholders of non-publicly traded companies have limited minority rights.

Cancellation of Registry of IEnova Ordinary Shares from the RNV and Delisting from the Mexican Stock Exchange

After consummation of the exchange offer, so long as it meets the requirements under applicable law and regulations, Sempra intends to submit an application to the CNBV to cancel the registration of the IEnova ordinary shares in the RNV, and to request delisting of the IEnova ordinary shares from the Mexican Stock Exchange, in which case, IEnova will no longer be a publicly traded company (sociedad anónima bursátil) with listed equity securities subject to the Mexican Securities Law, although it will remain subject to certain other requirements of the Mexican Securities Law in connection with its prior public offerings of Mexican peso-denominated debt securities. For such purposes, IEnova will have to hold an extraordinary shareholders’ meeting, which will require the affirmative vote of no less than 95% of the IEnova ordinary shares to approve such cancellation and delisting.

Sempra may elect, and subject to certain conditions, may be required, to (i) launch a subsequent tender offer in respect of any IEnova ordinary shares that were not acquired in the exchange offer, which will be carried out at an acquisition price in Mexican pesos of at least the greater of: (A) the Trading Price of the IEnova ordinary shares; or (B) the Book Value of the IEnova ordinary shares; and (ii) constitute a delisting trust, as required under the applicable regulations, which shall be maintained for no less than six (6) months, and which shall maintain the funds required to acquire, if any, at the same price offered in such subsequent tender offer, any IEnova ordinary shares that were not tendered in either the exchange offer or any subsequent tender offer. Sempra may be able to offer a different price in any such additional offer, subject to prior approval from the CNBV, based upon, among other factors, IEnova’s financial condition and prospects at the time and after approval of such price by IEnova’s board of directors, taking into consideration the recommendation of the Corporate Practices Committee in accordance with Mexican law. Any such consideration may be different, and could be materially less, than that offered in the exchange offer. In such scenario, the Mexican Securities Law provides that the CNBV may permit the deregistration and delisting of IEnova, if the interests of minority shareholders and the market in general have been adequately protected. THERE IS NO CERTAINTY ABOUT THIS PROCESS OR ITS DATES.

The Exchange Agent and the Information Agent

Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer will act as exchange agent and information agent in connection with the exchange offer. No fee will be charged to the IEnova shareholders for the exchange agent’s services.

The exchange agent may contact holders of IEnova ordinary shares by mail, telephone, facsimile, email, in person or by other similar means and may request brokers, dealers, banks, trust companies, custodians and other securities intermediaries to forward materials relating to the exchange offer to beneficial owners. We will pay the exchange agent reasonable and customary compensation for such services and will indemnify the exchange agent against certain liabilities in connection with its engagement.

Regulatory Approvals

The required regulatory approvals for the exchange offer include approvals of various domestic and foreign regulatory authorities, as described below. All material applications for such approvals have been filed or will be filed by the applicable time prescribed for each application.

Mexican Regulatory Approvals. The transaction requires approvals from the CNBV to effect the exchange offer and make a public announcement of the exchange offer; authorization from each of the CNBV and the Mexican Stock Exchange of the registration of the Sempra common stock with the RNV and the listing of Sempra’s common stock on the Mexican Stock Exchange, respectively; and the absence of any order suspending the exchange offer issued by the CNBV. On April 23, 2021, the CNBV approved the launch of the exchange offer.

U.S. Regulatory Approvals. The transaction requires that the registration statement of which this prospectus forms a part shall have been declared effective by the SEC; the absence of any stop order issued by the SEC suspending the effectiveness of such registration statement; the absence of any proceeding for that purpose initiated or threatened by the SEC; and approval by the NYSE of the supplemental listing of the Sempra common stock to be issued in the exchange offer. On April 26, 2021, the SEC declared the registration statement of which this prospectus forms a part effective.

Material Tax Consequences

Material U.S. Federal Income Tax Consequences

This summary describes the U.S. federal income tax consequences to a taxpayer relevant to the exchange of IEnova ordinary shares for Sempra common stock and the ownership of Sempra common stock received pursuant to the exchange offer. It applies to a taxpayer that holds Sempra common stock as capital assets for tax purposes. This section does not apply to taxpayers that are subject to special rules, including (but not limited to) taxpayers that are:

•	Dealers in securities

•	Traders in securities that elect to use a mark-to-market method of accounting for securities holdings

•	Tax-exempt organizations

•	Insurance companies

•	Banks and other financial institutions

•	U.S. expatriates

•	Persons liable for alternative minimum tax

•	Persons that actually, indirectly or constructively own 10% or more of the voting stock of IEnova

•	Persons that will, after the exchange, own (or be deemed to own for U.S. federal income tax purposes) 5% or more of the stock of Sempra

•

Persons that hold Sempra common stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, appreciated financial position or other risk reduction strategy or arrangement involving more than one position

•	Persons that purchase or sell Sempra common stock as part of a wash sale

•	Regulated investment companies

•	Real estate investment trusts

•	Partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities

•	Qualified retirement plans, individual retirement accounts or other tax-deferred accounts

•

U.S. Holders (as defined herein) who acquired IEnova ordinary shares (or after completion of the exchange offer, Sempra common stock) in connection with the exercise of employee stock options or otherwise as compensation for services

•	U.S. Holders whose functional currency is not the U.S. dollar

This section is based on the IRC, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis and possibly in a manner that is materially adverse to a U.S. Holder.

If a partnership exchanges IEnova ordinary shares for Sempra common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership should consult its tax advisor with regard to the U.S. federal income tax treatment of exchanging IEnova ordinary shares for Sempra common stock.

The discussion is a general summary only; it is not a substitute for tax advice. This summary does not purport to be a comprehensive description of all tax considerations that may be relevant to particular holders in light of their particular circumstances and does not address U.S. federal estate and gift tax, U.S. state and local, or non-U.S. tax considerations. Except as discussed below, this summary does not discuss reporting requirements. Each prospective holder should seek advice from an independent tax advisor about the tax consequences under its own particular circumstances of the exchange of IEnova ordinary shares for Sempra common stock and the ownership of Sempra common stock under the laws of Mexico, as well as the United States and its constituent jurisdictions and any other jurisdiction where the prospective holder may be subject to taxation.

U.S. Holders should note that the discussions below under “—Material Mexican Tax Consequences” are also relevant.

Material U.S. Federal Income Tax Consequences to U.S. Holders

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of IEnova ordinary shares exchanged for Sempra common stock that is for U.S. federal income tax purposes (i) a citizen or an individual resident of the United States, (ii) a corporation (or other business entity treated as a corporation) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation without regard to its source, or (iv) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A U.S. Holder that exchanges IEnova ordinary shares for Sempra common stock pursuant to the exchange offer will generally recognize gain or loss equal to the difference between (a) the sum of the fair market value of the Sempra common stock received and (b) the holder’s aggregate adjusted tax basis of the IEnova ordinary shares exchanged therefor in a fully taxable transaction. Subject to the rules for a passive foreign investment company (“PFIC”) described below, any gain or loss recognized by a U.S. Holder who does not have a tax home (as defined in Section 911(d)(3) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in a foreign country will generally be treated as U.S. source gain or loss. The recognized gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the IEnova ordinary shares exchanged is greater than one year as of the date of the exchange offer. The Sempra common stock received by a U.S. Holder pursuant to the exchange offer will have a tax basis equal to the fair market value of the Sempra common stock on the exchange offer date and a new holding period beginning on the day following the exchange offer date.

A U.S. Holder that receives a cash payment instead of a fractional share of Sempra common stock will recognize capital gain or loss to the extent such cash payment is treated as made in exchange for the fractional share. Such gain or loss will be equal to the difference between (i) the cash amount received and (ii) the amount of the holder’s adjusted tax basis in the IEnova ordinary shares allocable to the fractional share and will be long-term capital gain or loss if, on the date of the completion of the exchange offer, such IEnova ordinary shares were held for more than one year. Net capital losses may be subject to limits on deductibility. Any gain or loss generally will be treated as arising from U.S. sources.

Determination of PFIC Status

A corporation will generally be a PFIC for any taxable year in which, after taking into account the income and assets of any subsidiaries which are at least 25% owned, either (i) at least 75% of its gross income consists of certain types of passive income (such as dividends, interest, rents, royalties and the excess of gains over losses from the disposition of assets which produce passive income) or (ii) at least 50% of the average quarterly value of its assets consists of assets that produce, or are held to produce, passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets, subject to various exceptions.

Although IEnova is not currently and has not previously been a PFIC, if IEnova is or ever was treated as a PFIC during a U.S. Holder’s holding period, the U.S. Holder would generally be required (i) to pay a special U.S. addition to tax on any gain resulting from the exchange (plus an interest charge) and (ii) to pay tax on any gain resulting from the exchange at ordinary income (rather than capital gains) rates, unless the U.S. Holder had made a “mark-to-market” election or “qualified electing fund” election with respect to its IEnova ordinary shares. U.S. Holders of IEnova ordinary shares should consult their tax advisors regarding the potential application of the PFIC regime to the exchange offer and any elections that may be available to them.

Distributions

If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders, such distributions, including the amount of any taxes withheld, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Sempra common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of such U.S. Holder’s Sempra common stock and will be treated as described under “—Sale, Exchange or Other Taxable Disposition of Sempra Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. Holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Dividends on the Sempra common stock received by a U.S. Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Sale, Exchange or Other Taxable Disposition of Sempra Common Stock

A U.S. Holder will generally recognize capital gain or loss on any sale, exchange, redemption, or other taxable disposition of its Sempra common stock in an amount equal to the difference between the amount realized for the Sempra common stock and such U.S. Holder’s tax basis in the Sempra common stock, each determined in U.S. dollars. Any such capital gain or loss will be long-term if the U.S. Holder’s holding period in the Sempra common stock exceeds one year. Long-term capital gains of non-corporate taxpayers are generally eligible for reduced rates of taxation. Any gain or loss generally will be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of the Sempra common stock, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the U.S. Internal Revenue Service (“IRS”) that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of Sempra common stock by a beneficial owner that is a “non-U.S. holder.” A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is (1) a non-resident alien individual (other than certain former citizens of the United States subject to tax as expatriates), (2) a foreign corporation or (3) a foreign estate or trust.

This discussion does not address all aspects of U.S. federal income that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Sempra common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

If we pay distributions of cash or property on the Sempra common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a non-U.S. Holder’s adjusted tax basis in its Sempra common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Gain on Disposition of Sempra common stock.”

Except as described below with respect to effectively connected dividends and subject to the discussions below of backup withholding and Sections 1471 to 1474 of the Code (such Sections and related Treasury Regulations commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”), dividends paid to a non-U.S. holder of Sempra common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. For non-U.S. holders who are eligible for benefits under the Convention between Mexico and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), dividends paid by Sempra will be subject to U.S. withholding tax at the reduced rate of 10%, unless the non-U.S. Holder owns at least 10% of the voting stock of Sempra, in which case the withholding tax is reduced further to a 5% rate. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an IRS Form W-8BEN or W-8BEN-E certifying its entitlement to benefits under a treaty. In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the certification. Non-U.S. holders entitled to a lower treaty rate may file a claim for refund with the IRS for the amount of tax withheld in excess of their treaty rate.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

Gain on Disposition of Sempra Common Stock

Subject to the discussions below regarding FATCA and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Sempra common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, the non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable),

•

in the case of certain non-U.S. holders who are non-resident alien individuals, do not qualify as residents of an applicable foreign jurisdiction for purposes of an applicable income tax treaty, and hold the Sempra common stock as a capital asset, the individuals are present in the United States for 183 or more days in the taxable year of the disposition,

•	Sempra common stock constitutes a U.S. real property interest by reason of being or having been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter. Gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if the non-U.S. holder were a U.S. person and be taxed on the net gain derived from the sale or other taxable disposition under regular graduated U.S. federal income tax rates. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there is no assurance that we currently are not a USRPHC or that will not become a USRPHC in the future. Even if we are or were to become a USRPHC, the Sempra common stock will not be treated as a U.S. real property interest if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or the non-U.S. Holder’s holding period for, the Sempra common stock.

Information Reporting Requirements and Backup Withholding

Payments of dividends on the Sempra common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on the Sempra common stock paid to the non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of Sempra common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Sempra common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides or is established or organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

FATCA generally imposes a 30% withholding tax on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities, including dividends on the Sempra common stock paid to a

“foreign financial institution” (as defined by the Code to include, in addition to banks and traditional financial institutions, entities such as investment funds and certain holding companies) or a “non-financial foreign entity” (as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which shares of Sempra common stock are held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on the Sempra common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Sempra common stock.

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A DESCRIPTION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER. THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. IN ADDITION IT DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE EXCHANGE OFFER. ACCORDINGLY, IENOVA SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL, MEXICAN AND OTHER NON-U.S. TAX CONSEQUENCES OF THE EXCHANGE OFFER TO HIM OR HER.

Material Mexican Tax Consequences

The discussion set out below summarizes certain material Mexican income tax considerations for the exchange offer with respect to the exchange of IEnova ordinary shares and the receipt, ownership and disposition of shares of Sempra common stock, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to participate in the exchange offer, and does not purport to be an analysis of all potential scenarios that may be relevant to make a decision with respect to the exchange offer. Any potential investors should consult with their own independent tax advisors regarding their particular tax regime under the laws applicable to them, and with respect to the tax consequences they could have as a result of participating in the exchange offer under the applicable tax laws of Mexico or of any other jurisdiction. This summary is based on the current tax laws and regulations applicable in Mexico as of the date hereof, which are subject to amendments and, therefore, there is no assurance that future tax regulations, resolutions of administrative authorities or jurisdictional decisions will not change the summarized analysis contained herein below.

Mexico has entered into several income tax treaties with different jurisdictions and it is currently negotiating several other income tax treaties with other jurisdictions. This may ultimately affect the discussions set forth below on the exchange offer with respect to the exchange of IEnova ordinary shares and the receipt, ownership and disposition of shares of Sempra common stock. Each potential investor should consult with its Mexican tax advisors regarding the effect that a particular treaty may have on the discussion set out below.

Although Mexican tax exempt pension funds (sociedades de inversión especializadas en fondos para el retiro or SIEFORES per its acronym in Spanish) are generally not income taxpayers, our analysis does not include such investors and thus, any Mexican tax exempt pension fund should consult with its own tax advisors on the tax consequences that the exchange offer with respect to the exchange of IEnova ordinary shares and the receipt, ownership and disposition of shares of Sempra common stock may have.

The tax consequences applicable to potential investors that consider whether to participate in the exchange offer may vary, among others, due to their tax residence. As per Mexican tax law, the concept of residence is highly technical; additionally, resident status may be acquired through many circumstances. Therefore, any determination as to the residence of a legal entity or individual shall be made based on such person’s particular situation.

In general, an individual or legal entity that does not satisfy the requirements to be considered a Mexican-tax resident, as described below, shall be considered a foreign tax resident.

A legal entity is deemed to be a Mexican-tax resident if its effective management or primary administration are located in Mexico.

An individual shall be deemed a Mexican-tax resident if he or she has established his or her home in Mexico or, if maintaining a home in Mexico and abroad, his or her center of vital interest is located in Mexico, which is considered to occur if (i) more than 50% of the total income of such individual in the calendar year are sourced from Mexico, or (ii) when the primary center of professional activities of such natural person is located in Mexico.

Mexican nationals that are government officers and employees are deemed resident in Mexico, even if their center of vital interest is located outside of Mexico. Unless there is evidence to the contrary, Mexican individuals shall be considered as Mexican-tax residents.

If an individual or legal entity that is a non-Mexican-tax resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment shall be subject to income tax in Mexico.

Consequences of the Exchange Offer in Connection with IEnova Ordinary Shares

The transfer of IEnova ordinary shares in connection with the exchange offer will be treated as a disposition for Mexican tax purposes for each of the holders that participate, which may be required to recognize gain or loss on such disposition. Under the Income Tax Law of Mexico (Ley del Impuesto Sobre la Renta), as amended or substituted from time to time (the “Mexican Income Tax Law”), the Mexican income tax consequences would vary depending on the particular characteristics of each holder, which is considered to dispose its IEnova ordinary shares. The following is a summary of the applicable tax considerations to the holders of the IEnova ordinary shares participating in the exchange offer, provided the analysis does not consider any particular fact patterns that are not expressly stated below (including, among others, holders who acquired IEnova ordinary shares outside of any of the recognized stock exchanges under Article 16-C, subsection I and II of the Mexican Federal Fiscal Code, holders who own 10% or more of IEnova or persons or groups of persons that maintain control of IEnova within the meaning of Article 2 of the Mexican Securities Law).

Tax consequences to Mexican-tax resident legal entities:

A holder of IEnova ordinary shares that is treated as a Mexican-tax resident legal entity will be obligated to determine any realized gain or loss and recognize as taxable income any gain triggered from the transfer. Any income obtained by Mexican-tax resident legal entities from a transfer in the exchange offer will be subject to a 30% corporate income tax applied on any gain derived by the holder.

Tax consequences to Mexican-tax resident individuals:

A holder of IEnova ordinary shares that is treated as a Mexican-tax resident individual will be obligated to recognize any gain or loss triggered with the exchange offer. Generally, to the extent the sale takes place through a concessioned stock exchange under terms of the Mexican Securities Law, the holder will be subject to a 10% income tax rate on any gain triggered. Any gain or loss will be determined pursuant to the mechanics contemplated in Article 129 of the Mexican Income Tax Law.

If the abovementioned conditions are not met, Mexican-tax resident individuals that transfer their IEnova ordinary shares outside of a securities exchange will recognize any gain or loss triggered in the transaction as per the rules set forth in Chapter IV of Title IV of the Mexican Income Tax Law and, if applicable, any gain will be subject to income tax at the applicable progressive tax rate based on the amount of income received during the year, which may be up to 35%. Such holders may be required to make an estimated income tax payment (pago provisional) at a 20% rate on the total amount of the transaction, which must be paid directly by the transferor, unless the acquirer is a Mexican resident, in which case the latter will make the corresponding withholding. The transferor will be able to credit such estimated payment against her or his final income tax liability. Notwithstanding the above, Mexican-tax resident individuals may elect to make a lesser estimated payment, if they so inform in writing to the acquirer, so long as they obtain an opinion by a registered public accountant in connection with the transaction that complies with the requirements contemplated in the regulations to the Mexican Income Tax Law.

Tax consequences to non-Mexican holders:

A holder of IEnova ordinary shares that is treated as a non-Mexican-tax resident will be obligated to recognize any gain or loss triggered with the exchange offer. Generally, to the extent the sale takes place through a licensed stock exchange in terms of the Mexican Securities Law, the holder will be subject to a 10% final capital gains tax on any gain triggered. To the extent the non-resident holder is a resident in a jurisdiction that has an income tax treaty with Mexico and is able to furnish an affidavit under oath to the financial intermediary claiming such circumstance and providing a taxpayer ID number, the holder generally will be exempted from the Mexican capital gains tax.

If the abovementioned conditions are not met by the holder that transfers its IEnova ordinary shares outside of a licensed stock exchange, it will be subject to a 25% capital gains tax on gross proceeds or 35% tax on net gain (subject to certain requirements). Treaties to avoid double taxation entered into by Mexico could except or reduce the applicable income tax rate in Mexico on gains obtained by the non-Mexican-tax residents that benefit from the protections of such treaties.

Consequences of the Exchange Offer in Connection with Shares of Sempra Common Stock

The following are the main Mexican tax considerations applicable to the holders of the shares of Sempra common stock in connection with the receipt, ownership and disposition of such securities; however, the analysis is not comprehensive of particular situations which are not expressly stated below. To the extent Sempra remains a non-Mexican-tax resident, the tax regime described below would only be applicable to holders subject to tax in Mexico on account of being considered Mexican-tax residents. The analysis does not include specific fact patterns that are not expressly stated below (including, among others, holders that own 10% or more in Sempra, holders that are considered to maintain a permanent establishment in Mexico to which the shares of Sempra common stock are attributable to or, holders that are deemed to control Sempra in terms of Article 176 of the Mexican Income Tax Law).

Tax consequences to Mexican-tax resident legal entities:

Dividends distributed by Sempra to holders of its common shares that are Mexican-tax resident legal entities are deemed taxable income for such holders and will be subject to income tax at the general rate of 30% applicable to such legal entities. Such dividends may also be subject to income tax in the jurisdiction of tax residence of Sempra.

Mexican-tax resident legal entities that transfer their Sempra common shares will be obligated to determine any gain or loss from such transfer and, if applicable, consider such gain as taxable income. The gain or loss is calculated by deducting from the consideration or income obtained per share the average cost per share deducted from any paid reimbursements, updating such amounts pursuant to Article 22 of the Mexican Income Tax Law. Such gains may also be subject to income tax in the jurisdiction of tax residence of Sempra.

Subject to certain limitations, and to the extent several requirements are met under the Mexican Income Tax Law, any foreign taxes that are considered an “income tax” under Mexican tax principles and are paid or withheld in connection with dividends distributed by Sempra on shares of common stock, or from the transfer of shares of Sempra common stock, may be credited by such Mexican-tax residents against their Mexican income tax liability, so long as, among other requirements, they consider as part of their taxable income any amount of tax paid or withheld outside of Mexico that is intended to be credited.

Tax consequences to Mexican-tax resident individuals:

Holders of Sempra’s common stock that are Mexican-tax resident individuals that receive dividends from Sempra will be obligated to consider such dividends as taxable income in the year they receive them. Such holders will pay income tax on dividends received at the applicable progressive tax rate based on the amount of income received during the tax year, which may be up to 35%. Additionally, individuals that receive dividends from Sempra must pay an additional income tax of 10% on the amount of the dividend effectively received (i.e., without including the amount of tax withheld outside of Mexico, if any).

Mexican-tax resident individuals that transfer their Sempra common shares must pay income tax for income obtained from such transfer. Any gain obtained from such transfer will be deemed taxable income. The gain or loss is calculated by deducting from the consideration or income received per share, the average cost per share deducted from paid reimbursements, updating such amounts as provided under Article 22 of the Mexican Income Tax Law.

Subject to certain limitations, and to the extent several requirements are met under the Mexican Income Tax Law, any foreign taxes that are considered an “income tax” under Mexican tax principles and are paid or withheld by the foreign-tax resident in connection with dividend distributions by Sempra on shares of common stock, or from the transfer of shares of Sempra common stock, may be creditable by such Mexican-tax residents against their Mexican income tax liability, so long as, among other requirements, they consider as part of their taxable income any amount of tax paid or withheld outside of Mexico that is intended to be credited.

INFORMATION ABOUT SEMPRA

Sempra is a California-based holding company whose businesses invest in, develop and operate energy infrastructure, and provide electric and gas services to their customers in North America. Additional information about Sempra is included in documents incorporated by reference in this prospectus. See “Additional Information for Shareholders” in this prospectus.

Our principal executive offices are located at 488 8th Avenue, San Diego, California 92101, and our telephone number is +1 (619) 696-2000.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis; and

•

as adjusted to give effect to the issuance of 13,993,739 shares of Sempra common stock in the exchange offer, which assumes that (i) the exchange offer was completed on December 31, 2020 at the Exchange Ratio set forth herein, (ii) all IEnova ordinary shares outstanding as of such date, other than those owned directly or indirectly by Sempra, are validly tendered into, and not withdrawn from, the exchange offer, and (iii) no IEnova ordinary shares are issued after December 31, 2020 and no shares of any class or series of Sempra’s capital stock are issued, repurchased or cancelled after December 31, 2020, other than the shares of Sempra common stock to be issued pursuant to the exchange offer.

The following information is based on the assumptions described above and below and does not purport to reflect what our actual consolidated cash and cash equivalents or capitalization will be upon completion of the exchange offer. This table has been prepared in accordance with U.S. GAAP and should be read in conjunction with our audited consolidated financial statements and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

SEMPRA’S CONSOLIDATED CAPITALIZATION TABLE

(Dollars in millions)
	Actual	As Adjusted
	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	$960	$960

LIABILITIES AND EQUITY
Total current liabilities	$6,839	$6,839

Long-term debt and finance leases	21,781	21,781

Total deferred credits and other liabilities	13,069	13,069

Equity:
Preferred stock (50 million shares authorized):
Mandatory convertible preferred stock, series A (17.25 million shares outstanding)	1,693	1,693
Mandatory convertible preferred stock, series B (5.75 million shares outstanding)	565	565
Preferred stock, series C (0.9 million shares outstanding)	889	889
Common stock (750 million shares authorized; 288 million shares, 302 million shares as adjusted, outstanding at December 31, 2020; no par value)	7,053	8,611
Retained earnings	13,673	13,673
Accumulated other comprehensive income (loss)	(500)	(551)

Total Sempra Energy shareholders’ equity	23,373	24,880
Preferred stock of subsidiary	20	20
Other noncontrolling interests	1,541	34

Total equity	24,934	24,934

Total liabilities and equity	$66,623	$66,623

The actual number of shares of our common stock and the number of shares of our common stock as adjusted for completion of the exchange offer set forth in the line item captioned “Common stock” in the foregoing table are based on 288,470,244 shares of our common stock outstanding as of December 31, 2020, and such actual number of shares and the number of shares of our common stock as adjusted for completion of the exchange offer set forth in such line item exclude:

•

13,781,025 shares of our common stock issued upon the mandatory conversion of our former 6% mandatory convertible preferred stock, series A, in accordance with the terms of such security on January 15, 2021;

•

up to 5,054,825 shares of our common stock issuable upon conversion of our 6.75% mandatory convertible preferred stock, series B (“series B preferred stock”), assuming conversion of all such shares based on the maximum conversion rate of 0.8791 shares of common stock per share of series B preferred stock, subject to anti-dilution, make-whole and other possible adjustments;

•

(i) 365,395 shares of our common stock reserved for issuance upon exercise of stock options outstanding as of December 31, 2020 under our various equity compensation plans, (ii) 358,991 shares of our common stock reserved for issuance upon vesting of service-based restricted stock units (including reinvested dividends) outstanding as of December 31, 2020 under our various equity compensation plans, (iii) 1,896,772 shares of our common stock reserved for issuance upon the vesting of performance-based restricted stock units (including reinvested dividends), assuming the maximum payout was achieved, outstanding as of December 31, 2020 under our various equity compensation plans, and (iv) shares of our common stock reserved for issuance upon the exercise or vesting of any awards we may have granted under our various equity compensation plans subsequent to December 31, 2020;

•

any additional shares of our common stock we have issued or may issue under our dividend reinvestment program, direct stock purchase plan or 401(k) savings plans subsequent to December 31, 2020 (the number of additional shares issued under these plans is dependent on whether Sempra continues to deliver newly issued shares under these plans, Sempra’s stock price and the elections by plan participants to purchase Sempra common stock in the future), under which we are currently delivering newly issued shares of our common stock to settle share purchases and approximately 244,386 shares of our common stock were issued in the year ended December 31, 2020; and

•	any additional shares we have issued or may issue for any other purpose through the completion of the exchange offer.

INFORMATION ABOUT IENOVA

The information in this section relating to IEnova is derived from IEnova’s filings with the CNBV.

Overview

IEnova develops, owns and operates, or holds interests in, energy infrastructure across several business lines, with a portfolio that includes a critical portion of the Mexican energy infrastructure value chain.

IEnova’s business consists of three business segments:

•

Gas Segment. The gas segment includes IEnova’s natural gas and ethane transportation systems and associated or stand-alone compression assets, its natural gas marketing business and its natural gas distribution business.

•

Power Segment. The power segment includes a natural gas-fired combined-cycle power plant, wind and solar power generation facilities and the construction and development of additional wind and solar power generation facilities.

•	Storage Segment. The storage segment includes refined products storage, IEnova’s LPG storage and pipeline systems, and its existing ECA Regas Facility.

IEnova’s assets generate revenues primarily under firm, long-term, take-or-pay, U.S. dollar-denominated contracts.

Gas Segment

Pipelines Business

IEnova’s pipelines business develops, builds and operates systems for the receipt, transportation, compression and delivery of natural gas and ethane. As of December 31, 2020, these systems (including assets operated through its JVs) feature more than 1,850 miles of natural gas pipelines with an aggregate design capacity of over 16,400 million cubic feet per day (“MMcfd”), and 15 natural gas compression stations (two of which are under construction), with more than 650,000 horsepower in the aggregate. IEnova also has 139 miles of ethane pipelines, with a transportation capacity of 204 MMcfd and 106,000 barrels per day (“Bbld”) of liquid ethane.

IEnova’s pipeline assets as of December 31, 2020 include the Gasoducto Rosarito pipeline system, the Transportadora de Gas Natural de Baja California pipeline, the Aguaprieta pipeline, the Naco compression station, the Sonora pipeline, the Ojinaga–El Encino pipeline, the San Isidro–Samalayuca pipeline, the Empalme lateral pipeline, the San Fernando pipeline, the Samalayuca pipeline, the Los Ramones I pipeline, the Gloria a Dios compression station, its ethane pipeline and, through JVs, the Los Ramones Norte and the Sur de Texas–Tuxpan pipelines.

Natural Gas Distribution Business

IEnova owns and operates the Ecogas natural gas distribution utility, which covers three distribution areas: Mexicali (serving the city of Mexicali), Chihuahua (serving the cities of Chihuahua, Delicias, Meoqui, Cuauhtémoc and Anáhuac) and La Laguna–Durango (serving the cities of Torreón, Gómez Palacio, Lerdo and Durango). With pipelines of 2,729 miles in length as of December 31, 2020, this system serves approximately 136,000 customer meters (serving more than 441,000 residential, commercial and industrial consumers).

Natural Gas Marketing Business

IEnova’s natural gas marketing business, IEnova Marketing, S. de R.L. de C.V. (“IEnova Marketing”), purchases LNG for storage and regasification at the ECA Regas Facility and sells natural gas to affiliates and third-party customers. This business also purchases natural gas from Sempra affiliates in order to sell it to IEnova customers in Baja California, including the CFE, which purchases such natural gas to power its plants in Rosarito, Baja California, and IEnova’s Termoeléctrica de Mexicali combined-cycle power plant (“TdM”). IEnova Marketing also supplies natural gas purchased from Sempra affiliates to third-party industrial customers in Mexicali, Chihuahua, Torreón and Durango. As of December 31, 2020, IEnova Marketing served over 150 customers.

Power Segment

Wind Power Generation Business

As of December 31, 2020, IEnova owns three operational wind power generation facilities, with another in development, in the states of Baja California and Nuevo León. These facilities include:

•

Energía Sierra Juárez, S. de R.L. de C.V. (“ESJ”), which was a JV with Saavi Energía, S. de R.L. de C.V., an affiliate of Actis LLP, in which IEnova had a 50% interest until March 2021 when IEnova completed its acquisition of the 50% interest it did not own and became the owner of a 100% interest in ESJ. The initial phase of this project consists of more than 45 wind turbines with a total capacity of more than 150 megawatts (“MW”) located in Tecate, Baja California. All of the electricity generated from the first phase is purchased by SDG&E under a 20-year power purchase agreement (“PPA”) denominated in U.S. dollars. In 2017, IEnova executed a 20-year PPA denominated in U.S. dollars with SDG&E in connection with the development of a new wind power generation facility near the first phase of ESJ, with a projected capacity of more than 100 MW. IEnova estimates this facility will require an investment of approximately U.S.$150 million and expects to start commercial operations in late 2021 or the first quarter of 2022.

•

Ventika, S.A.P.I. de C.V. and Ventika II, S.A.P.I. de C.V. (collectively, “Ventika”) includes two adjacent wind power generation facilities located in Nuevo León, consisting of more than 80 wind turbines with a capacity of more than 250 MW. All of Ventika’s capacity is contracted with private companies through long-term supply contracts denominated in U.S. dollars.

Solar Power Generation Business

IEnova owns five solar power plants, four of which are in operation as of December 31, 2020: Pima, located in Sonora with a capacity of 110 MW; Tepezalá, located in Aguascalientes with a capacity of 100 MW; Rumorosa, located in Baja California with a capacity of 41 MW; and Don Diego Solar, located in Sonora with a capacity of 125 MW. An additional plant, Border Solar, located in Chihuahua with a projected capacity of 150 MW, reached commercial operations in March 2021.

Natural Gas-Fired Power Generation Business

IEnova owns and operates TdM, a natural gas-fired, combined-cycle power plant located near Mexicali, Baja California with a capacity of more than 600 MW. The power plant receives natural gas supplied by IEnova’s natural gas marketing business, IEnova Marketing, through a connection with IEnova’s Gasoducto Rosarito pipeline system that allows it to receive regasified LNG from the ECA Regas Facility as well as gas supplied from the United States through the North Baja pipeline system. This facility is combined-cycle plant that employs advanced environmental technologies that meet or exceed the environmental standards of both Mexico and the State of California in the United States. Through a double-circuit dedicated transmission line, the plant is directly connected to the California Independent System Operator power grid at the Imperial Valley substation and is capable of providing energy to a wide range of customers in California.

Storage Segment

Liquefied Natural Gas Business

The ECA Regas Facility was the first west coast LNG-receiving facility in the Americas and provides receiving and storage facilities for IEnova’s LNG customers, regasifies their LNG and delivers the resulting natural gas to IEnova’s Gasoducto Rosarito pipeline system with the ability to deliver to Baja California, Mexico and the United States. The ECA Regas Facility has a storage capacity of approximately 320,000 cubic meters (“m3”) between two tanks, each with a capacity of approximately 160,000 m3 each. It is designed to operate at a maximum send-out capacity of approximately 1,300 MMcfd, or a nominal capacity of approximately 1,000 MMcfd.

LPG Storage and Associated Systems

IEnova owns and operates the TDF, S. de R. L. de C. V. (“TDF”) pipeline system and the Guadalajara LPG terminal. The TDF pipeline system was the first privately owned LPG pipeline in Mexico and consists of approximately 118 miles of a 12-inch diameter LPG pipeline with a design capacity of more than 30,000 Bbld and associated storage and dispatch facilities. The TDF system runs from Petroleos Mexicanos’ Burgos facility in the state of Tamaulipas to IEnova’s delivery facility near the city of Monterrey, Nuevo León. IEnova’s Guadalajara LPG terminal is an 80,000 barrels LPG storage facility near Guadalajara, Jalisco, with associated loading and dispatch facilities, and serves the LPG needs of Guadalajara, Mexico’s second largest city.

Refined Products Storage Business

IEnova’s refined products storage business develops systems for the receipt, storage and delivery of refined products, principally gasoline, diesel and jet fuel, throughout the states of Baja California, Colima, Puebla, Sinaloa, Veracruz, Valle de México and Jalisco for private clients. As of December 31, 2020, IEnova had marine and inland terminals under development and construction, with a projected storage capacity of approximately 8,000,000 barrels, which may be expanded. The Veracruz marine terminal reached commercial operations in March 2021. We expect the inland terminals in the vicinity of Mexico City and Puebla and the Topolobampo marine terminal to reach commercial operations in various dates in 2021.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Data

The following table presents the closing prices for Sempra common stock on the NYSE and IEnova ordinary shares on the Mexican Stock Exchange on November 27, 2020 and April 23, 2021, as well as the exchange offer consideration per IEnova ordinary share implied by those Sempra common stock closing prices, based on the Exchange Ratio described herein. November 27, 2020 was the last full Trading Day of the week prior to the public announcement of the exchange offer. April 23, 2021 was the most recent practicable Trading Day for which information was available prior to the date of this prospectus.

	Historical Data			Implied Total Net Consideration (on a per IEnova ordinary share basis)
	Sempra Common Stock	IEnova Ordinary Shares		Sempra Common Stock
	U.S.$	Mexican Pesos	U.S.$(1)	U.S.$(2)
November 27, 2020	$130.46	Ps.72.00	$3.59	$4.21
April 23, 2021	$137.07	Ps.84.67	$4.26	$4.43

(1)

IEnova ordinary shares trade on the Mexican Stock Exchange in Mexican pesos. Sempra common stock trades on the NYSE in U.S. dollars. The November 27, 2020 and April 23, 2021 closing prices in Mexican pesos have been converted to U.S. dollars based on an exchange rate of Ps.20.0467 and Ps.19.8865, respectively, per U.S.$1.00, at the exchange rate reported by the Mexican Central Bank on November 27, 2020 and April 23, 2021, respectively. See “Currency Presentation and Exchange Rates.”

(2)	Reflects the closing price of Sempra common stock on the indicated date, multiplied by 0.0323, the Exchange Ratio approved by the Transaction Committee of Sempra’s board of directors.

The implied total net consideration as of November 27, 2020, the last full Trading Day of the week prior to the public announcement of the exchange offer, reflects an approximately 17.3% premium for holders of IEnova ordinary shares (calculated using the closing price for IEnova ordinary shares as quoted on the Mexican Stock Exchange, the closing price for Sempra common stock as quoted on the NYSE and the Ps./U.S.$ exchange rate reported by the Mexican Central Bank, in each case as of that date). The implied total net consideration as of April 23, 2021, the most recent practicable Trading Day for which information was available prior to the initial date of the exchange offer, reflects an approximately 4.0% premium for holders of IEnova ordinary shares (calculated using the closing price for IEnova ordinary shares as quoted on the Mexican Stock Exchange, the closing price for Sempra common stock as quoted on the NYSE and the Ps./U.S.$ exchange rate reported by the Mexican Central Bank, in each case as of that date).

We urge you to obtain current market information regarding Sempra common stock and IEnova ordinary shares. We cannot assure you that the market prices for these securities or the U.S. dollar to Mexican peso exchange rate will not be significantly different in the future, including on the settlement date of the exchange offer. Any such change could affect the premium for the holders of IEnova ordinary shares.

Historical Market Prices and Dividends

The principal trading market for Sempra common stock is the NYSE. Application has been made to list Sempra’s common stock on the Mexican Stock Exchange, and upon completion of the exchange offer, Sempra’s common stock will start trading on the Mexican Stock Exchange. We expect that you will be able to sell your Sempra common stock on each stock exchange on which our shares are listed, so long as your broker or other securities intermediary has the ability to execute transactions on that exchange. The principal trading market for IEnova ordinary shares is the Mexican Stock Exchange. The following tables set forth with respect to the Sempra common stock and the IEnova ordinary shares, respectively, the high and low intra-day price per share on the NYSE and the Mexican Stock Exchange, as applicable, based on published financial sources, and dividends declared for the periods indicated.

Calendar Period	Sempra Common Stock
	High	Low	Dividend
Fiscal 2018 (ended December 31, 2018)	(U.S.$ per share)
First Quarter	$113.54	$100.63	$0.895
Second Quarter	$119.78	$100.49	$0.895
Third Quarter	$127.22	$110.99	$0.895
Fourth Quarter	$119.11	$104.88	$0.895
Fiscal 2019 (ended December 31, 2019)
First Quarter	$126.86	$106.09	$0.9675
Second Quarter	$141.86	$124.67	$0.9675
Third Quarter	$148.14	$131.32	$0.9675
Fourth Quarter	$154.47	$140.34	$0.9675
Fiscal 2020 (ended December 31, 2020)
First Quarter	$161.87	$88.00	$1.045
Second Quarter	$136.08	$101.18	$1.045
Third Quarter	$135.12	$112.33	$1.045
Fourth Quarter	$137.47	$117.70	$1.045
Fiscal 2021 (ending December 31, 2021)
First Quarter	$133.30	$114.66	$1.100

Calendar Period	IEnova Ordinary Shares
	High		Low			Dividend
	Mexican Pesos	U.S.$(1)	Mexican Pesos	U.S.$(1)	Mexican Pesos	U.S.$(2)
Fiscal 2018 (ended December 31, 2018)
First Quarter	Ps. 99.10	$4.97	Ps. 86.74	$4.35	Ps. 0.00	$0.00
Second Quarter	Ps. 93.91	$4.71	Ps. 77.71	$3.90	Ps. 0.00	$0.00
Third Quarter	Ps. 95.33	$4.78	Ps. 83.31	$4.18	Ps. 2.65	$0.14
Fourth Quarter	Ps. 93.99	$4.71	Ps. 64.61	$3.24	Ps. 0.00	$0.00
Fiscal 2019 (ended December 31, 2019)
First Quarter	Ps. 82.00	$4.11	Ps. 67.00	$3.36	Ps. 0.00	$0.00
Second Quarter	Ps. 85.12	$4.27	Ps. 70.57	$3.54	Ps. 0.00	$0.00
Third Quarter	Ps. 85.88	$4.31	Ps. 67.64	$3.39	Ps. 0.00	$0.00
Fourth Quarter	Ps. 90.66	$4.55	Ps. 78.09	$3.92	Ps. 2.79	$0.14
Fiscal 2020 (ended December 31, 2020)
First Quarter	Ps. 93.29	$4.68	Ps. 62.73	$3.15	Ps. 0.00	$0.00
Second Quarter	Ps. 80.04	$4.02	Ps. 54.17	$2.72	Ps. 0.00	$0.00
Third Quarter	Ps. 69.86	$3.50	Ps. 58.66	$2.94	Ps. 0.00	$0.00
Fourth Quarter	Ps. 81.70	$4.10	Ps. 65.50	$3.29	Ps. 0.00	$0.00
Fiscal 2021 (ending December 31, 2021)
First Quarter	Ps. 81.00	$4.06	Ps. 71.46	$3.58	Ps. 0.00	$0.00

(1)

IEnova ordinary shares trade on the Mexican Stock Exchange in Mexican pesos. All amounts in Mexican pesos have been converted to U.S. dollars based on an exchange rate of Ps.19.9352 per U.S.$1.00, at the exchange rate reported by the Mexican Central Bank on December 31, 2020. See “Currency Presentation and Exchange Rates.”

(2)

IEnova dividends are reported in U.S. dollars. Dividends of U.S.$210.00 million paid August 21, 2018 were converted to U.S. dollars using that day’s exchange rate of Ps.19.0305 per U.S.$1.00 as reported by the

Mexican Central Bank; dividends of U.S.$220.00 million paid November 14, 2019 were converted to U.S. dollars using that day’s exchange rate of Ps.19.4543 per U.S.$1.00 as reported by the Mexican Central Bank.

Post-Offer Dividend Policies

The declaration of dividends by Sempra is and, following the consummation of the exchange offer, will be at the discretion of the Sempra board of directors and will be determined after the consideration of various factors, including, without limitation, the earnings, cash flows, and financial condition, financial and legal requirements, and other relevant factors of Sempra and its subsidiaries at the time.

Following the consummation of the exchange offer, IEnova will be a majority-owned subsidiary of Sempra and may or may not pay dividends as determined by the shareholders of IEnova. See “The Exchange Offer—Material Tax Consequences” for a description of certain withholding tax issues regarding dividends.

Securities Market Information

Sempra’s shares of common stock are traded on the NYSE. The following table includes the intra-day maximum and minimum price and the average daily trading volume (“ADTV”) of Sempra’s shares of common stock on the NYSE, in each case for each of the last five years; each six-month period for last two years; and each monthly period for the last six months:

Shares of Sempra Common Stock Historical Data

Last Five Years Data (Last Twelve Months)
Yearly Data:		31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19	31-Dec-20
ADTV (shares)*		1,318	1,159	2,181	1,541	1,695
ADTV ($, in millions)**		134.77	131.04	243.16	205.42	214.47
Min Share Price ($)		86.72	99.71	100.49	106.09	88.00
Max Share Price ($)		114.66	122.98	127.22	154.47	161.87

Last Two Years Data
6-Months Data:			30-Jun-19	31-Dec-19	30-Jun-20	31-Dec-20
ADTV (shares)*			1,601	1,485	1,921	1,474
ADTV ($, in millions)**			198.35	212.71	243.89	185.68
Min Share Price ($)			106.09	131.32	88.00	112.33
Max Share Price ($)			141.86	154.47	161.87	137.47

Last Six Months Data
Monthly Data:	31-Jul-20	31-Aug-20	30-Sep-20	31-Oct-20	30-Nov-20	31-Dec-20
ADTV (shares)*	1,678	1,301	1,471	1,222	1,554	1,644
ADTV ($, in millions)**	204.94	166.43	175.47	154.34	203.65	212.03
Min Share Price ($)	114.15	121.98	112.33	116.67	123.98	124.72
Max Share Price ($)	129.18	135.12	125.90	134.01	137.47	132.78

Source: Bloomberg, as of December 31, 2020.

*	In thousands of shares.

**	Calculated as the sum of all trade prices multiplied by the number of shares traded at each price for each day.

The following graph shows a comparison of Sempra’s common stock price performance for the last five years relative to the S&P Global Ratings (“S&P”) 500 Utilities index share price performance over the same period:

The following graph shows a comparison of Sempra’s common stock price performance for the last two years relative to the S&P 500 Utilities index share price performance over the same period:

The following graph shows a comparison of Sempra’s common stock price performance for the last six months relative to the S&P 500 Utilities index share price performance over the same period:

The following table shows the ADTV of Sempra’s common stock and the S&P 500 Utilities index during the last three fiscal years:

Shares of Sempra Common Stock and S&P 500 Utilities Index Historical Data

Last 3 Years Data (Last Twelve Months)
Yearly Data:	2018	2019	2020
Sempra ADTV (shares)*	2,181	1,541	1,695
Sempra ADTV ($, in millions)**	243.16	205.42	214.47
S&P 500 Utilities ADTV ($, in millions)**	1,349.69	1,406.02	1,640.21

Source: Bloomberg, as of December 31, 2020.

*	In thousands of shares.

**	Calculated as the sum of all trade prices multiplied by the number of shares traded at each price for each day.

Sempra has not used the services of a market maker in any of the aforementioned periods.

Other than market-wide trading halts that impacted all securities listed on the NYSE, including Sempra, the trading of Sempra’s common stock has not been suspended at any time during the last three fiscal years.

At December 31, 2020, there were approximately 23,463 record holders of our common stock and an indeterminate number of beneficial owners of our common stock.

IENOVA SHARE OWNERSHIP

The table below provides information regarding the ownership of IEnova’s ordinary shares as of April 23, 2021.

	Shares Owned
Shareholder	Number	%
Semco Holdco, S. de R.L. de C.V.(1)	1,019,038,312	70.2%
Investing Public.	433,242,720	29.8%

Total	1,452,281,032	100.0%

(1)	Semco Holdco, S. de R.L. de C.V. is controlled by Sempra. No person or entity “controls” or has “significant influence” on Sempra, as such terms are defined in the Mexican Securities Law.

LEGAL INFORMATION

Comparison of Shareholder Rights

Sempra is a U.S. corporation incorporated in the State of California with several classes of securities traded on the NYSE and with headquarters located at 488 8th Avenue, San Diego, California 92101.

IEnova is a publicly traded company (sociedad anónima bursátil de capital variable) incorporated under the laws of Mexico, with headquarters located at Avenida Paseo de la Reforma 342, Piso 24, Colonia Juárez, Alcaldía Cuauhtémoc, Ciudad de México, C.P. 06600.

Your rights as a holder of Sempra common stock will differ materially from your rights as a holder of IEnova ordinary shares as a result of differences between the corporate laws of California and U.S. federal securities laws, and the Mexican Corporate Law and the Mexican Securities Law.

For information on whom to contact to obtain copies of Sempra’s amended and restated articles of incorporation and bylaws, see “Additional Information for Shareholders.” The chart below summarizes material differences between the rights of Sempra’s shareholders and IEnova’s shareholders. Because this is a summary, it does not contain all the information that may be important to you. You should read Sempra’s amended and restated articles of incorporation and bylaws and IEnova’s bylaws for more information.

Summary of Your Rights as a Holder of IEnova Ordinary Shares and Your Rights as a Potential Holder of Sempra Common Stock

	IEnova Shareholder Rights	Sempra Shareholder Rights
Corporate Governance:	For everything not provided in IEnova’s bylaws, the provisions contained in the Mexican Securities Law and the Mexican Corporate Law will govern the rights of the holders of IEnova ordinary shares.	All the affairs of Sempra are governed by its articles of incorporation and bylaws. If either the articles of incorporation or bylaws are silent, the Corporations Code of the State of California (the “California Corporations Code”) applies.
Capital Stock:	As of December 31, 2020, IEnova had a theoretical share capital of Ps.14,522,810,320 represented by 1,452,281,032 ordinary, nominative shares, of a single series, with no par value. At its November 30, 2020 ordinary shareholders’ meeting, IEnova approved the cancellation of all of the 77,122,780 ordinary shares maintained in its treasury as a result of share repurchases.

Sempra is authorized to issue up to a total number of 800,000,000 shares, of which 750,000,000 shall be shares of common stock with no par value and 50,000,000 shall be shares of preferred stock, which may be issued in different series.

As of April 23, 2021, Sempra had 302,760,705 shares of common stock outstanding and 6,650,000 shares of preferred stock outstanding in the following series:

•  5,750,000 shares of series B preferred stock; and

•  900,000 shares of 4.875% fixed-rate reset cumulative redeemable perpetual preferred stock, series C (“series C preferred stock”).

	IEnova Shareholder Rights	Sempra Shareholder Rights
Inherent Shareholders Rights

The shareholders of IEnova have, under the Mexican Corporate Law, the following rights:

•  the right to participate in the distribution of profits and capital stock in proportion to the amount of shares owned; and

•  a preemptive right to subscribe a pro rata portion of shares issued in the event of an increase in the share capital.

According to the Mexican Securities Law, IEnova’s shareholders have primarily the following rights:

•  (i) to have at their disposal, in the offices of IEnova, the information and documents related to each of the points contained in the agenda of a shareholders’ meeting of IEnova; (ii) to prevent matters from being discussed at an ordinary shareholders’ meeting under the heading of “sundry matters” or equivalent wordings; (iii) to be represented in shareholders’ meetings by individuals who accredit their capacity through proxy letters drafted by IEnova and made available to them; (iv) shareholders owning shares with voting rights, even limited or restricted, for each 10% stake in IEnova’s capital stock held by them, individually or jointly, shall be entitled to: (a) appoint and revoke a member of the board of directors at an ordinary shareholders’ meeting (such appointment may only be revoked by other shareholders when the appointment of all other directors is revoked, in which case, the individuals substituted may not be so appointed during a period of 12 months immediately following the relevant revocation date); (b) require the chairman of the board of directors or of the Audit Committee (comité de auditoria y prácticas societarias) to call an ordinary shareholders’ meeting at any time; (c) request a one-time postponement, for three calendar days

The shareholders of Sempra have, under the articles of incorporation, the following rights:

•  the right to elect the board of directors by voting their shares; and

•  the right to take action at a duly called annual or special shareholders’ meeting or by unanimous written consent of all shareholders.

The shareholders of Sempra have, under the bylaws, the following rights:

•  the right to nominate directors for election at the annual meeting, provided proper and timely written notice is given and the other relevant conditions and requirements under the bylaws are satisfied;

•  an “eligible shareholder”* has the right to make director nominations through Sempra’s proxy materials, provided proper and timely written notice is given and the other relevant conditions and requirements under the bylaws are satisfied;

•  the common shareholders have the right to raise any business for discussion at the annual meeting, provided proper and timely written notice is given and the other relevant conditions and requirements under the bylaws are satisfied; and

•  one or more shareholders owning not less than one-tenth of the voting power of the company shall be entitled to call a special meeting of shareholders, provided proper and timely written notice is given and the other relevant conditions and requirements under the bylaws are satisfied.

* To qualify as an “eligible shareholder,” a shareholder or a group must: (i) own and have owned, continuously for at least three years as of the date of the shareholder notice, a number of shares that represents at least 3% of the outstanding shares of the company that are entitled to vote in the

	IEnova Shareholder Rights	Sempra Shareholder Rights

and without the need for a new call, of the vote on any matter in respect of which they are not sufficiently informed; and (v) the holders of shares with voting rights, who individually or jointly hold 20% or more of the share capital, may judicially oppose the resolutions of the ordinary shareholders’ meetings in respect of which they have the right to vote.

election of directors as of the date of the shareholder notice; and (ii) thereafter continue to own the same shares through such annual meeting of shareholders. A group of no more than 20 shareholders and/or beneficial owners may aggregate the number of shares of the company that each group member has owned continuously for at least three years as of the date of the shareholder notice.
Board of Directors:

IEnova’s bylaws establish that the board will be comprised of a maximum number of 21 directors, of which at least 25% of the members of the board of directors must be “independent,” as such term is defined in the Mexican Securities Law.

Each shareholder owning at least 10% of the capital stock in IEnova has the right to appoint one director. The appointments are made at an ordinary shareholders’ meeting, for a one-year term and may be re-elected.

Currently, the board of directors of IEnova has 11 directors.

The quorum for board meetings is a majority of the board members.

Board meetings must be held quarterly or as otherwise called by the chairman or 25% of the members of the board of directors.

Sempra’s bylaws establish that the board shall consist of not less than nine nor more than 17 directors, and Sempra’s articles of incorporation establish that each director on the board of directors shall be elected to hold office until the next annual shareholders’ meeting. Any vacancies created may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director.

Currently, Sempra’s board of directors has 13 directors.

The quorum for board meetings is a majority of the board members.

Regular meetings of the board shall be held on such dates and at such times and places as may be designated by resolution of the board.

Committees of the Board of Directors:

IEnova has established an Audit Committee and a Corporate Practices Committee to provide oversight.

In accordance with the provisions of the Mexican Securities Law, (i) all of the members of the Audit Committee are independent, and (ii) the majority of the members of the Corporate Practices Committee are independent.

The board may appoint one or more committees, each consisting of two or more directors, to serve at the pleasure of the board. The board may delegate to such committees any or all of the authority of the board except with respect to:

a) The approval of any action which also requires the approval of the shareholders or approval of the outstanding shares;

b) The filling of vacancies on the board or on any committee;

	IEnova Shareholder Rights	Sempra Shareholder Rights

c) The fixing of compensation of the directors for serving on the board or on any committee;

d) The amendment or repeal of bylaws or the adoption of new bylaws;

e) The amendment or repeal of any resolution of the board which by its express terms is not so amendable or repealable;

f) A distribution to the shareholders, except at a rate, in a periodic amount or within a price range set forth in the articles of incorporation or determined by the board; and

g) The appointment of other committees of the board or the members thereof.

Any such committee, or any member thereof, must be appointed by resolution adopted by a majority of the authorized number of directors.

Newly created Directorships:

There is no specific provision in IEnova’s bylaws regarding newly created directorships.

The board of directors is authorized to appoint directors provisionally, without the intervention of the shareholders’ meeting in accordance with the Mexican Securities Law, in the cases provided in the bylaws, and pursuant to article 155 of the Mexican Corporate Law. The ordinary shareholders’ meeting must ratify such appointments or, as the case may be, appoint substitute directors, without any prejudice to the shareholders’ rights to appoint and remove directors at the ordinary shareholders’ meeting.

Sempra’s bylaws establish that the exact number of directors comprising the board may be fixed from time to time, within the limits specified above, by approval of the board or the shareholders.
Removal of Directors:

Any shareholder having the right to appoint a director also has the right to remove or replace that director at any time, but only through a shareholders’ meeting.

The appointment of a director nominated by a shareholder who represents at least 10% of the capital stock may only be

The articles of incorporation state that vacancies created by removal of a director may be filled by a majority of the directors then in office, whether or not less than quorum, or by a sole remaining director.

Sempra’s articles of incorporation and bylaws are generally silent as to removal of directors other than the elimination of

	IEnova Shareholder Rights	Sempra Shareholder Rights
revoked when the appointment of all other directors is revoked.

cumulative voting pursuant to Article V of the articles of incorporation. Thus, by default, the California Corporations Code applies with respect to the removal of directors.

California Corporations Code § 303 states that any or all of the directors may be removed without cause if the removal is approved by the outstanding shares, subject to the following:

•  No director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director’s most recent election were then being elected.

•  When by the provisions of the articles the holders of the shares of any class or series, voting as a class or series, are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

California Corporations Code § 302 states that any director may be removed for cause if such director is declared of unsound mind by any order of court or convicted of a felony.

Officers:

IEnova’s bylaws provide that the board of directors shall appoint among its members one chairman, who is entitled to a tie-breaking vote in the board meetings.

The bylaws also provide for the appointment of a secretary of the board of directors, who will also act as secretary at the shareholders’ meetings. Such secretary shall be appointed by the board of directors and may not be a board member.

Sempra’s bylaws provide that the board shall appoint officers of Sempra which (i) shall consist of a Chief Executive Officer, President, Chief Financial Officer and Secretary and (ii) may consist of a Chairman of the board, a Chief Operating Officer, one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, a Controller, one or more Assistant Controllers, and such other officers with such titles and duties as the board may from time to time elect.

	IEnova Shareholder Rights	Sempra Shareholder Rights

In addition to any such appointments that may be made by the board, the Chairman, if an executive officer, shall also have the authority to appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and other assistant officer positions as the Chairman, if an executive officer, determines to be advisable. Any two or more offices may be held by the same person.

Fiduciary Duties of Directors:

IEnova’s directors are subject to diligence and loyalty fiduciary duties provided under the Mexican Securities Law, consisting, in general terms, of the duty to always act on an informed basis, in the best interest of the company, subject to confidentiality duties and preventing any action whenever they involve any conflict of interest.

Any director whose interests conflict with those of the company in any business transaction, must disclose it to the other directors and refrain from participating in the corresponding deliberation and decision. Any director who violates this provision may be liable for any damages incurred by IEnova.

Sempra’s articles incorporation and bylaws are silent as to fiduciary duties which by default makes the California Corporations Code applicable.

Pursuant to California Corporations Code § 309(a), a director stands in fiduciary relation to the company and must perform his or her duties as a director: (i) in good faith, (ii) in a manner the director believes to be in the best interests of the company and its shareholders and (iii) with such care, including reasonable inquiry, as an ordinarily prudent person would use under similar circumstances.

Liability of Directors and Officers:	Directors are jointly and severally liable for (i) the due payment of contributions made by the shareholders; (ii) compliance with the legal and statutory requirements established with respect to dividends paid to the shareholders; (iii) the existence and maintenance of the accounting, control, registration, filing or information systems required by law; (iv) the exact compliance with the resolutions of the shareholders’ meetings; and (v) any irregularities committed by those who have preceded them if, knowing them, they do not report such irregularities.

Sempra’s articles of incorporation (i) eliminate monetary damages for director liability to the fullest extent permissible under California law, (ii) grant the company the power to provide indemnification of any agent (as defined in California Corporations Code § 317) to the fullest extent permissible under California law subject to the limits on excess indemnification in California Corporations Code § 204 and (iii) grant the company the power to purchase and maintain insurance on behalf of any agent (as defined in California Corporations Code § 317) against any liability asserted against of incurred by the agent in that capacity or arising out of the agent’s status to the fullest extent permissible under California law.

Sempra’s bylaws provide for indemnification of the directors and officers against both third-party and

	IEnova Shareholder Rights	Sempra Shareholder Rights

derivative actions if such director or officer acted in good faith and in a manner such person believed to be in the best interests of the company and its shareholders, which shall be determined by (i) a majority vote of a quorum consisting of directors who are not parties to such proceeding; (ii) if such a quorum of directors is not obtainable, by independent legal counsel in a written opinion; (iii) approval by the affirmative vote of a majority of the shares of the company represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of holders of a majority of the outstanding shares which would be entitled to vote at such meeting and, for such purpose, the shares owned by the person to be indemnified shall not be considered outstanding or entitled to vote; or (iv) the court in which such proceeding is or was pending, upon application made by the company, such director or officer, or the attorney or other person rendering services in connection with the defense, whether or not such application by said director or officer, attorney or other person is opposed by the company.

Expenses incurred by a director or officer of the company in defending any proceeding shall be advanced by the company but must be repaid to the company if it is ultimately determined that such director or officer was not entitled to indemnification.

Voting Rights:	At shareholders’ meetings, each outstanding share shall be entitled to one vote.	At shareholders’ meetings, each outstanding common share shall be entitled to one vote. Sempra’s articles of incorporation provide that no shareholder may cumulate votes in the election of directors.
Meetings of Shareholders:	IEnova’s bylaws provide that a shareholders’ meeting is either ordinary, extraordinary or special. All meetings must be held at the corporate domicile.	Sempra’s bylaws provide that a shareholders meeting is either an annual meeting or a special meeting. All meetings must be held at the principal

	IEnova Shareholder Rights	Sempra Shareholder Rights

Special meetings shall meet to discuss any matters that may affect the rights of a special class of shareholders.

An ordinary shareholders’ meeting must be held at least once a year, within four months following the end of the fiscal year and must address the following matters as provided by the Mexican Corporate Law and the Mexican Securities Law: (i) discuss, approve or modify the report of the board of directors, and the financial statements, and take the steps that they deem necessary with respect thereto; (ii) appoint the board of directors; and (iii) determine the remuneration payable to the board of directors if such remuneration is not determined in the bylaws.

An ordinary shareholders’ meeting will also be required to approve any transaction with a value equal to 20% or more of IEnova’s consolidated assets.

An extraordinary shareholders’ meeting may be held at any time to deal with the matters set forth in articles 182 of the Mexican Corporate Law, 48, 53 and 108 of the Mexican Securities Law, as well as other applicable provisions, and IEnova’s bylaws, including: (i) approve, any clause intended to prevent the acquisition of shares with the purpose of obtaining a control position over IEnova; (ii) approve the maximum amounts for capital increases of the fixed part of the capital stock, and the conditions under which the respective issued shares must be subscribed; and (iii) approve the cancellation of the registry of IEnova’s ordinary shares in the RNV.

office of the company in San Diego, California, or such other place as may be determined by the board (including by electronic transmission, by electronic video screen communication or by any other means permitted by applicable law).

Sempra’s bylaws provide that an annual meeting of the shareholders must take place each year on such date and at such time as designated by the board.

Special meetings of the shareholders for any purpose may be called at any time by (i) the Chairman, the Chief Executive Officer, the President or the board, or (ii) one or more shareholders holding not less than one-tenth of the voting power of the company.

Call to Shareholders’ Meetings:

In accordance with IEnova’s bylaws, the ordinary shareholders’ meeting will meet at least once a year, within four months following the end of the fiscal year, and in all other cases in which it is called by the board of directors.

Likewise, shareholders representing at least 10% of the capital stock may request the chairman of the board of

In accordance with Sempra’s bylaws, an annual meeting of the shareholders must take place each year on such date and at such time as designated by the board.

Special meetings of the shareholders for any purposes may be called at any time (i) by the Chairman, the Chief Executive Officer, the President or the board, or (ii) by one or more shareholders holding

	IEnova Shareholder Rights	Sempra Shareholder Rights
	directors or of the Audit Committee (comité de auditoria y prácticas societarias) to call an ordinary shareholders’ meeting at any time.	not less than one-tenth of the voting power of the company.
Quorum at Shareholder Meetings:

IEnova’s bylaws provide that the quorum required to hold an ordinary shareholders’ meeting upon first call should be at least 50% of the ordinary shares. On the second or subsequent calls, the meeting may be held with any number of ordinary shares represented at such meeting.

To approve any matter at an ordinary shareholders’ meeting, either in first or subsequent calls, the affirmative vote of the majority of the ordinary shares represented at the meeting is required.

In the case of special and extraordinary shareholders’ meetings, upon first call at least 75% of the ordinary shares must be represented to constitute a quorum. At a second or subsequent call, at least 50% of the ordinary shares should be represented.

To approve any matter at a special or extraordinary shareholders’ meeting either in first or subsequent calls, the affirmative vote of 50% of the shares outstanding is required.

Sempra’s bylaws provide that a majority of the shares entitled to vote must be represented in order to constitute a quorum for the transaction of business.
Shareholder Action by Written Consent:	Written resolutions in lieu of a shareholders’ meeting are permitted under Mexican law and IEnova’s bylaws, if adopted unanimously and confirmed in writing to the secretary of the board of directors.	Written resolutions in lieu of a shareholders’ meeting are permitted under the Sempra articles of incorporation, if adopted unanimously.
Advance Notice of Shareholder Proposed Business at Annual Meetings:

Notice of a shareholders’ meeting must be published at least 15 days before the date of the meeting in the public electronic system of the Mexican Ministry of Economy (Secretaría de Economía).

During this period, information related to the agenda for the shareholders’ meeting must be kept in the offices of IEnova and be available for shareholder inspection.

Pursuant to applicable U.S. securities laws, a shareholder may submit a proposal to be voted on at an annual meeting of shareholders and included in the company’s proxy materials for such meeting if (i) the proposal is received at the company’s principal executive offices not less than 120 calendar days before the anniversary of the date the company’s proxy statement was released to shareholders in connection with its previous year’s annual meeting, and (ii) all other relevant conditions and

IEnova Shareholder Rights	Sempra Shareholder Rights

requirements under applicable U.S. securities laws are satisfied.

Pursuant to Sempra’s bylaws, to be properly brought before an annual shareholders’ meeting, business must be (i) specified in the notice of the annual meeting (or in any supplement or amendment to such notice), (ii) brought before the annual meeting by or at the direction of the board or by the Chairman, Chief Executive Officer or Lead Director, (iii) other than a shareholder proposal submitted in accordance with U.S. securities laws as described above, properly brought before the annual meeting by a shareholder who is entitled to vote at the meeting and who complies with the notice procedures and other requirements set forth in the bylaws, or (iv) properly brought before the annual meeting by an “eligible shareholder” whose nominee for election to the board submitted pursuant to the bylaws is properly included in the company’s proxy materials for the relevant annual meeting.

To qualify as an “eligible shareholder,” a shareholder or a group must: (i) own and have owned, continuously for at least three years as of the date of the shareholder notice, a number of shares that represents at least 3% of the outstanding shares of the company that are entitled to vote in the election of directors as of the date of the shareholder notice; and (ii) thereafter continue to own the same shares through such annual meeting of shareholders. A group of no more than 20 shareholders and/or beneficial owners may aggregate the number of shares of the company that each group member has owned continuously for at least three years as of the date of the shareholder notice.

To be timely brought, the shareholder’s written notice must be received by the close of business at the principal executive offices of the company not less than 90 nor more than 120 days in

IEnova Shareholder Rights	Sempra Shareholder Rights

advance of the date corresponding to the date of the last annual meeting of shareholders.

To be proper, the shareholder’s written notice must set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought and the reasons for conducting such business at the annual meeting, (ii) the text of the proposal, (iii) the name and address of the shareholder, (iv) the class and number of shares of the company beneficially owned or held of record by the shareholder or any of its shareholder associated persons and a description of derivative positions and the like held by the shareholder or any of its shareholder associated persons with respect to such shares, (v) a description of all agreements, arrangements or understandings between the shareholder and other shareholders or any other person (naming such person), in each case relating to the business to be brought, (vi) any material interest of the shareholder or any of its shareholder associated persons in such business and (vii) such other information concerning the shareholder, any of its shareholder associated persons and the business to be brought as would be required under the rules of the SEC in a proxy statement soliciting proxies in support of the such business.

In addition, if the shareholder’s written notice relates to the nomination at the annual meeting of any person for election to the board, such notice to be proper must also set forth (i) the name, age, business address and residence address of each person to be so nominated, (ii) the principal occupation or employment of each such person, (iii) the number of shares of the company beneficially owned or held of record by each such person and a description of derivative positions and the like held by such person with respect

	IEnova Shareholder Rights	Sempra Shareholder Rights
to such shares, (iv) a description of all agreements, arrangements or understandings between the shareholder and each nominee or any other person (naming such person), in each case relating to the nomination and (v) such other information concerning each such person as would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such person as a director, including a consent signed by each such person to serve as a director of the company if elected, and (vi) if any such nominee or the shareholder nominating the nominee or any of its shareholder associated persons expresses an intention or recommendation that the company enter into a strategic transaction, any material interest in such transaction of each such proposed nominee, shareholder or shareholder associated person.
Delisting:	IEnova may only request the delisting of its shares from the Mexican Stock Exchange with the prior approval of its shareholders at an extraordinary meeting with the affirmative vote of no less than 95% of its shares.	Such matters are not addressed by Sempra’s articles of incorporation or bylaws or the California Corporations Code.
Shareholder Pre-emptive Rights:

In the event of an increase in the paid-in portion of the capital stock through the subscription of treasury shares or an increase in the capital stock through the issuance of new shares, the holders of outstanding shares shall have preference, on a pro rata basis, for the subscription of the new shares corresponding to the corresponding series of shares.

This right shall be exercised by means of payment in cash and in accordance with the rules set forth for such purposes by the respective shareholders’ meeting, and, if applicable, by the board of directors, but, in any case, shareholders must be granted a period of no less than 15 days counted as of the date of publication of the relative resolutions in the electronic system of the Mexican Ministry of Economy (Secretaría de Economía).

Such matters are not addressed by Sempra’s articles of incorporation or bylaws. There is no statutory provision in the California Corporations Code that automatically provides for preemptive rights.

	IEnova Shareholder Rights	Sempra Shareholder Rights
This pre-emptive right does not apply in respect of a public offering of newly issued or repurchased IEnova ordinary shares.
Shareholder Actions:

Other than in respect of actions to enforce the fiduciary duties of members of the board of directors, the Mexican Corporate Law, the Mexican Securities Law and IEnova’s bylaws are silent as to derivative actions.

The company, by resolution of the shareholders at a shareholders’ meeting, may designate a person to take necessary steps to enforce the liability of any director. Those directors who are shareholders will not be able to vote in a meeting that deals with their own potential liability.

If the shareholders in an ordinary shareholders’ meeting resolve not to take action in respect of an alleged breach of fiduciary duty, shareholders representing at least 15% of the capital stock of the company may directly institute proceedings for civil damages against any directors, provided that such action is only to the benefit of the company and such shareholders did not agree to the previous shareholders resolution not to commence action against such directors.

Shareholders with voting rights who individually or jointly hold 20% or more of the capital stock may judicially oppose to resolutions of the shareholders’ meetings in respect to those resolutions over which they have voting rights, on the grounds of violation of the Mexican Corporate Law or the bylaws.

Such matters are not addressed by Sempra’s articles of incorporation or bylaws.

The California Corporations Code provides that a shareholder must allege (i) the shareholder’s efforts to secure from the board such action as plaintiff desires, or the reasons for not making such effort, and (ii) that it has either informed the company or the board in writing of the ultimate facts of each cause of action against each defendant or delivered to the company or the board a true copy of the complaint which the shareholder proposes to file.

Shareholders who do not follow these requirements have no standing to bring a derivative action on behalf of the company.

Stock Purchases:	Pursuant to the Mexican Securities Law and IEnova’s bylaws, IEnova may repurchase its own shares through the Mexican Stock Exchange.	Such matters are not addressed by Sempra’s articles of incorporation or bylaws or the California Corporations Code.
Mandatory Tender Offer:	Pursuant to the Mexican Securities Law, any individual(s) who intends to acquire the ownership of 30% or more of the ordinary shares of a public company, whether through a stock exchange or	Such matters are not addressed by Sempra’s articles of incorporation or bylaws or the California Corporations Code.

	IEnova Shareholder Rights	Sempra Shareholder Rights
not, is bound to carry out such acquisition by means of a public tender offer for all series of shares outstanding of the corresponding company. The tender offer shall be made: (i) for the percentage of the company’s capital stock equivalent to the proportion of ordinary shares that it is intended to acquire in relation to the total of such shares, or by 10% of such capital, whichever is greater, provided that the bidder limits its holding to a percentage that does not imply obtaining control of IEnova; or (ii) by 100% of the capital stock when the bidder intends to obtain control of IEnova.
Anti-Takeover Provisions:

Pursuant to IEnova’s bylaws, any person seeking to acquire 10% or more of IEnova’s outstanding shares will need to obtain prior written approval from IEnova’s board of directors; if any such acquisition is made without such approval, then the voting rights of such shares may be deemed void, and the person that made the unauthorized purchase will be required to sell the shares within a 90 day period and will face penalties.

Furthermore, if IEnova’s board approves a purchase of:

•  more than 20%, but less than 40%, of IEnova’s ordinary shares, then the purchaser will have to make a public cash tender offer to acquire the greater of (i) the percentage of share capital that said acquirer requested to purchase; or (ii) 10% of IEnova’s total shares; provided that, such acquisition does not exceed 50% of IEnova’s ordinary shares, or result in a change of control; or

•  40% of IEnova’s ordinary shares or a percentage that results in a change of control, then the purchaser will have an obligation to undertake a public cash tender offer for a 100% IEnova’s ordinary shares.

The articles of incorporation and bylaws include anti-takeover provisions that:

•  authorize the board of directors, without a vote or other action by the shareholders, to cause the issuance of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights, preferences, privileges and restrictions of that series, which may include, among other things, dividend and liquidation rights and preferences, rights to convert such shares into common stock, voting rights and other rights which may dilute or otherwise adversely affect the voting or other rights and the economic interests of holders of Sempra’s common stock or one or more other series of Sempra’s preferred stock, if any, then outstanding;

•  establish advance notice requirements and procedures for shareholders to submit nominations of candidates for election to the board of directors and to propose other business to be brought before a shareholders’ meeting;

•  provide that vacancies in the board of directors, including vacancies created by the removal of any director, may

IEnova Shareholder Rights	Sempra Shareholder Rights
The above restrictions will not apply to, among others, any person that has control over IEnova.

be filled by a majority of the directors then in office or by a sole remaining director;

•  provide that no shareholder may cumulate votes in the election of directors, which means that the holders of a majority of the outstanding shares of Sempra’s common stock can elect all directors standing for election by the company’s common shareholders;

•  require that any action to be taken by our shareholders must be taken either (i) at a duly called annual or special meeting of shareholders, or (ii) by the unanimous written consent of all of our shareholders, unless the board of directors, by resolution adopted by two-thirds of the authorized number of directors, waives the foregoing provision in any particular circumstance; and

•  require action by one or more shareholders holding not less than one-tenth of the voting power of the company in order for shareholders to call a special meeting of shareholders.

Certain Relationships between Sempra and IEnova

Intercompany Loans

Sempra and its affiliates are lenders to IEnova and its affiliates, as borrowers, in connection with various credit facilities under which an aggregate principal amount of approximately U.S.$37.8 million was outstanding as of December 31, 2020.

Guarantees and Letters of Credit

Sempra provides credit support in the form of direct guarantees for certain obligations of IEnova to its affiliates, under which an aggregate principal amount of approximately U.S.$482.8 million could be drawn as of December 31, 2020. Sempra also provides certain guarantees with respect to storage services agreements between Shell México Gas Natural, S. de R.L. de C.V. and Gazprom Marketing & Trading México S. de R.L. de C.V. and IEnova’s ECA Regas Facility in Baja California, Mexico, which are uncapped.

Power Purchase and Resource Adequacy Agreement

Sempra is party to an electric power management agreement with IEnova pursuant to which Sempra markets and serves as scheduling coordinator for IEnova’s electric power sales and IEnova reimburses Sempra’s expenses in connection with these services and pays Sempra an annual energy services fee. For the years ended December 31, 2020, 2019 and 2018, IEnova paid Sempra approximately U.S.$6.1 million, U.S.$5.6 million and

U.S.$6.8 million, respectively, and for the years ended December 31, 2020, 2019 and 2018, Sempra paid IEnova approximately U.S.$160.5 million, U.S.$197.6 million and U.S.$200.0 million, respectively, under this agreement.

LNG and Natural Gas Purchase and Sale Agreements

Sempra is party to an LNG purchase and sale agreement with IEnova pursuant to which Sempra has agreed to sell certain amounts of LNG annually to IEnova and to reimburse IEnova for cover terminal and pipeline capacity fixed costs associated with undelivered LNG cargoes. In November 2020, the parties amended the agreement to reduce the payments from Sempra to IEnova in connection with the assignment of pipeline capacity to ECA LNG Holdings B.V.’s (“ECA LNG Phase 1”) natural gas liquefaction export project under construction. In addition, Sempra is party to multiple natural gas purchase and sale agreements with IEnova pursuant to which Sempra has agreed to sell natural gas to IEnova to satisfy its obligations under supply agreements with certain large industrial customers in Mexico. For the years ended December 31, 2020, 2019 and 2018, IEnova paid Sempra approximately U.S.$217.5 million, U.S.$321.4 million and U.S.$310.7 million, respectively, and Sempra paid IEnova approximately U.S.$101.4 million, U.S.$101.6 million and U.S.$100.3 million, respectively, under these agreements.

Tangguh Partners LNG Purchase and Sale Agreement

Sempra is party to a sale and purchase agreement with a consortium of companies that produce LNG through the Tangguh LNG Project in Indonesia (the “Tangguh Partners”) pursuant to which the Tangguh Partners have agreed to sell certain amounts of LNG annually to Sempra. IEnova is party to the agreement with respect to the scheduling of deliveries of LNG cargoes and other matters relating to the use of IEnova’s marine terminal.

Services Agreements

Sempra and its affiliates provide corporate overhead services to IEnova’s corporate segment. For the years ended December 31, 2020, 2019 and 2018, IEnova paid Sempra approximately U.S.$9.3 million, U.S.$10.6 million and U.S.$12.9 million, respectively, for these services.

Arrangements Related to ECA LNG Phase 1

ECA LNG Phase 1 is a JV between Sempra LNG, IEnova and an unaffiliated third party, in which each of Sempra LNG and IEnova each own 41.7% and the unaffiliated third party owns the remaining 16.6%. The ECA LNG Phase 1 project is under construction and contemplates a single-train liquefaction facility with a nameplate capacity of 3.25 million tonnes per annum (“Mtpa”) and initial offtake capacity of approximately 2.5 Mtpa of LNG and estimated capital expenditures of approximately $2 billion. ECA LNG Phase 1 reached a final investment decision for the project in November 2020. The successful development and ultimate construction of the project is subject to a number of risks and uncertainties and there is no assurance that this project will be completed. See “Risk Factors” for more information. A variety of arrangements among Sempra’s and IEnova’s affiliates have been established in connection with the ECA LNG Phase 1 project, including those described below.

•

ECA LNG Phase 1 is party to a natural gas purchase and sale agreement pursuant to which an affiliate of Sempra will, beginning upon commercial operation of the project and continuing for 20 years thereafter, purchase natural gas and deliver it at the Mexico-U.S. border for transportation to the liquefaction facility in exchange for ECA LNG Phase 1’s payment of certain fixed fees and commodity costs and a management fee of $5.0 million annually.

•

ECA LNG Phase 1 is party to transportation services agreements with affiliates of IEnova, pursuant to which ECA LNG Phase 1 will, beginning near commercial operation of the project and continuing through 2043, reserve transportation capacity on certain existing and proposed expansions of IEnova’s Gasoducto Rosarito pipeline system in exchange for ECA LNG Phase 1’s payment of an average of approximately $59.6 million annually.

•

ECA LNG Phase 1 is party to a storage and other services agreements with an affiliate of IEnova, pursuant to which ECA LNG Phase 1 will, beginning as the project commences commissioning activities and continuing through 2043 (with extensions permitted), obtain storage capacity at the ECA Regas Facility in exchange for ECA LNG Phase 1’s payment of $46.0 million annually until 2028 and increased amounts thereafter.

•

Sempra, IEnova and certain of their respective affiliates have entered into guarantees of ECA LNG Phase 1’s obligations to various parties, including other affiliates and unaffiliated third parties, in connection with construction and operation of the project. The aggregate amount of these guarantees that have been made in favor of unaffiliated third parties is approximately $1.7 billion, and the aggregate amount of these guarantees that have been made in favor of affiliates of either Sempra or IEnova is approximately $1.2 billion. In some cases, ECA LNG Phase 1 has paid the guarantors certain fees in exchange for providing these guarantees.

•

ECA LNG Phase 1 is party to various arrangements with the ECA Regas Facility, including power and other utility supply agreements, lease agreements for the land within the terminal on which the liquefaction facility will be constructed, and agreements to jointly hold certain permits and insurances in connection with construction and operation of the facilities. These arrangements generally continue through 2043 (with extensions permitted).

•

An affiliate of Sempra is party to an agreement with IEnova’s ECA Regas Facility and another affiliate of IEnova pursuant to which, in connection with the development of the ECA LNG Phase 1 project, the Sempra affiliate will receive payments of $53.0 million for its efforts to procure new long-term customers for the ECA Regas Facility and IEnova’s Gasoducto Rosarito pipeline system.

•	ECA LNG Phase 1 is party to various other arrangements with affiliates of Sempra and IEnova for marketing, operations and maintenance, and administration and management services.

•

IEnova entered into an agreement to assign its contracted capacity at the ECA Regas Facility to ECA LNG Phase 1. Both parties will make use of the capacity through the expiration of the LNG purchase agreement with Tangguh PSC in 2029, and ECA LNG Phase 1 will be the sole user of this capacity thereafter.

Legal Matters

Certain legal matters with respect to the validity of the Sempra common stock to be issued pursuant to the exchange offer will be passed upon for Sempra by White & Case LLP. White  & Case, S.C., will pass upon certain legal matters relating to the exchange offer.

Experts

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Sempra’s Annual Report and the effectiveness of Sempra’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and its subsidiaries, incorporated by reference in this prospectus from Exhibit 99.1 in Sempra’s Annual Report, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which are incorporated by reference herein, and are incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ISSUANCE OF SHARES OF SEMPRA COMMON STOCK IN THE EXCHANGE OFFER

This exchange offer contemplates the participation of Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, as exchange agent. The exchange agent shall deliver the shares of Sempra common stock for subscription by holders of IEnova ordinary shares, pursuant to the intermediation services agreement between Sempra and the exchange agent.

The following table shows the number of shares of Sempra common stock that will be subscribed by the participants in the exchange offer in exchange for their IEnova ordinary shares if all IEnova ordinary shares are validly tendered into, and not withdrawn from, the exchange offer and no IEnova ordinary shares are issued after the initial date of the exchange offer.

Exchange Agent	Number of Shares of Sempra Common Stock	Number of IEnova Ordinary Shares	Percentage of IEnova Ordinary Shares in the Exchange Offer
Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer	13,993,739	433,242,720	29.8%

Total	13,993,739	433,242,720	29.8%

The shares of Sempra common stock offered hereby shall be delivered by the exchange agent to participants in the exchange offer, which shall be holders of IEnova ordinary shares that exchange their IEnova ordinary shares for shares of Sempra common stock pursuant to the terms and mechanics of the exchange offer as described in this prospectus. Because this is an exchange offer, only holders of IEnova ordinary shares, or persons acting for or on behalf of such holders in the context of this exchange offer, shall be entitled to participate in the exchange offer and, therefore, to subscribe for the shares of Sempra common stock offered hereby.

The exchange agent shall take all necessary measures in order for the marketing and the subscription mechanics to comply with applicable Mexican law and regulation.

Any person that participates in the exchange offer pursuant to this prospectus shall have the opportunity to participate pursuant to the process described in this prospectus. All investors that participate in this process shall do so under the same conditions.

For purposes of the allocation of the shares of Sempra common stock to be issued pursuant to the exchange offer, there shall not be any minimum amounts per investor, and neither the concepts of pro rata allocation or priority shall apply, because the terms of the exchange offer shall apply precisely under the mechanism described in this prospectus and as per the Exchange Ratio for the allocation of such shares.

See “The Exchange Offer—Exchange Offer Closing Procedure” for more information.

Except as described in this prospectus, the exchange agent and Sempra are not aware that any of the main shareholders, management or members of the board of directors of Sempra, or its Related Persons, are holders of IEnova ordinary shares and thus eligible to participate in this exchange offer. For this purpose, a “Related Person” means the following persons, with respect to an issuer: (a) persons that control or have significant influence on an entity that belongs to the same corporate group or consortium as the issuer, as well as the officers or directors, and relevant executives of the entities that belong to such group or consortium; (b) the persons that have the authority to conduct the affairs of an entity that belongs to the same corporate group or consortium as the issuer; (c) the spouse, concubine, and any related family members by blood or marriage to the fourth degree or by law (afinidad) to the third degree, of the persons to which scenarios (a) and (b) above apply, as well as the partners and co-owners of the persons mentioned in such sections with whom they engage in business relationships; (d) the entities that belong to the same corporate group or consortium as the issuer; and (e) the entities controlled by, or of over whom significant influence is exercised by, the persons referred to in sections (a) and (c); where “control” means the capacity of a person to (i) impose, directly or indirectly, the decisions at the shareholders’, partners’ or equivalent bodies’ meetings, or to appoint or replace the majority of the board members, directors or managers or their equivalent officers, of any person; (ii) maintain ownership, directly or indirectly, of voting rights over more than 50% of the capital stock of any person; and/or (iii) manage, directly or indirectly, the administration, strategy or principal policies of any person, whether through the ownership of voting securities, by agreement or otherwise; and “person” means, without limitation, an individual, legal entity, association, limited liability partnership, JV, limited liability company, trust, irregular partnership, and any governmental entity with legal capacity.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Where You Can Find More Information

Sempra files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is www.sec.gov. Upon completion of the exchange offer, once Sempra’s shares of common stock are registered with the RNV and listed on the Mexican Stock Exchange, Sempra will also be required to file with the CNBV, the Mexican Stock Exchange and the general public in Mexico, the financial, economic, accounting and administrative information applicable to foreign issuers under the Mexican Securities Law and the General Provisions Applicable to Issuers of Securities and Other Participants of the Securities Market in Mexico (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores), as amended from time to time, substantially in the form of the information filed in its principal trading market in the United States, translated into Spanish.

Sempra’s common stock is listed on the NYSE under the symbol “SRE,” Sempra’s series B preferred stock is listed on the NYSE under the symbol “SREPRB,” Sempra’s series C preferred stock is not listed on any securities exchange or trading facility or included in any automated dealer quotation system, and Sempra’s junior subordinated notes are listed on the NYSE under the symbol “SREA.” Reports, proxy statements and other information concerning Sempra can also be inspected at the offices of the NYSE at 11 Wall Street, New York, New York 10005.

Sempra’s website address is www.sempra.com. This reference to Sempra’s website is not an active hyperlink and the information on, or that can be accessed through, this website is not, and shall not be deemed to be, a part of this prospectus.

Sempra has filed a registration statement on Form S-4 to register with the SEC the shares of Sempra common stock to be issued to IEnova shareholders in the exchange offer. This prospectus is a part of that registration statement.

Incorporation by Reference

As allowed by SEC rules, this prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

In addition, the SEC allows Sempra to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC that is also incorporated by reference in this prospectus will automatically update and supersede the prior information. Any statement contained in this prospectus or a previously filed document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document that is incorporated by reference in this prospectus modifies or replaces that statement.

Sempra incorporates by reference the documents listed below and all documents that it files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date IEnova ordinary shares are accepted for payment in the exchange offer and the offering is terminated. In addition, documents filed by Sempra pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement shall be deemed to be incorporated by reference into this prospectus. Notwithstanding anything herein to the contrary, Sempra is not, however, incorporating by reference any documents or portions thereof or exhibits thereto, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including, without limitation, any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC:

•

Sempra’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 25, 2021 (including the information incorporated by reference therein from Sempra’s Definitive Proxy Statement on Schedule 14A for its 2021 Annual Shareholders Meeting, filed with the SEC on March 26, 2021).

•	Sempra’s Current Reports on Form 8-K with SEC filing dates of April 5, 2021, April 12, 2021 and April 15, 2021.

•

The description of Sempra common stock contained in its Registration Statement on Form 8-A, filed with the SEC on June 5, 1998, as updated by Exhibit 4.2 to the Annual Report on Form 10-K for the year ended December 31, 2020 and any amendment or report filed with the SEC for the purpose of updating such description.

Sempra has supplied all information contained or incorporated by reference in this prospectus relating to Sempra, and IEnova has supplied all information contained in this prospectus relating to IEnova.

You can obtain copies any of any of these documents from us, the SEC or the SEC’s website described above. Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this registration statement.

If you would like to request documents, please do so by May 17, 2021 to receive them in time to be able to tender shares in the exchange offer before the expiration date. If you request any incorporated documents from us, we will mail them to you promptly by first-class mail, or similar means.

You should rely only on the information contained or incorporated by reference in this prospectus in making a decision whether or not to tender your IEnova ordinary shares in the exchange offer. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated April 26, 2021. You should not assume that the information contained in the prospectus is accurate as of any date other than that date, and neither the mailing of this prospectus to IEnova’s shareholders nor exchange of Sempra’s common stock for IEnova ordinary shares in the exchange offer will create any implication to the contrary.

The registration of the Sempra’s common shares in the RNV does not imply any certification on the soundness of the securities, the solvency of Sempra or IEnova or the accuracy or veracity of the information contained in this registration statement or in the prospectus filed with the CNBV in Mexico, nor does it confirm any actions executed against the law.

The authorization from the CNBV to conduct the exchange offer does not make any representation as to the suitability or sufficiency of the Exchange Ratio for the IEnova ordinary shares, is limited to authorizing the execution of the exchange offer as per the authority granted to the CNBV under applicable law, and shall not be deemed as a recommendation or opinion from such authority as to whether or not to participate in the exchange offer described in this prospectus and in the prospectus filed with the CNBV.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities to any person in any jurisdiction in which an offer or solicitation is unlawful. The exchange offer is not being made to, and tenders will not be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the laws of that jurisdiction. However, Sempra may, in its sole discretion, take any action it may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of IEnova ordinary shares in any jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on Sempra’s behalf by one or more registered brokers or dealers licensed under the laws of the relevant jurisdiction.

Neither the delivery of this prospectus nor any exchange in the exchange offer will, under any circumstance, create an implication that the affairs of Sempra or IEnova have not changed since the date as of which information is furnished or since the date of this prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATES

In this prospectus, all references to “U.S. dollars,” “U.S.$,” “$,” or “dollars” are to U.S. currency, and all references to “Mexican pesos” or “Ps.” are to Mexican currency. Unless otherwise stated, all references to Ps./U.S.$ exchange rates refer to the exchange rate reported by the Mexican Central Bank in the Federal Official Gazette on the applicable date.

The following table sets out, for the periods and dates indicated, certain information concerning the rates of exchange for the Mexican peso expressed in Mexican pesos per U.S. dollar:

Year Ended December 31,	Mexican pesos per U.S. dollar
	Period End	Average	High	Low
2015	17.340	15.871	17.378	14.556
2016	20.664	18.675	21.051	17.177
2017	19.735	18.910	21.908	17.494
2018	19.657	19.237	20.716	17.979
2019	18.873	19.261	20.125	18.772
2020	19.935	21.493	25.119	18.571

OFFERING EXPENSES

The following table shows an estimate of the expenses that may be incurred in connection with the exchange offer, all of which are to be paid by Sempra. All amounts are shown in U.S. dollars, irrespective of the currency in which the expenses are actually paid by Sempra. To the extent such expenses are paid in Mexican pesos, the amounts reflected in this table have been converted to U.S. dollars based on an exchange rate of Ps.19.8865 per U.S.$1.00, the exchange rate reported by the Mexican Central Bank on April 23, 2021, which is the most recent practicable date prior to the date of this prospectus.

Exchange agent fees and expenses	$1,276,000.00
Legal fees and expenses	$2,145,100.00
Accounting fees and expenses	$700,000.00
Financial advisor fees and expenses	$10,000,000.00
SEC registration fee	$194,267.00
CNBV registration fee	$1,208.41
RNV registration fee	$198,726.53
Mexican Stock Exchange listing fee	$79,330.20
NYSE listing fee	$41,919.00
Miscellaneous	$50,000.00

Total	$14,686,551.13

Tenders can only be made by a broker, dealer, bank, trust company, custodian or other securities intermediary who holds IEnova ordinary shares in book-entry form. Beneficial owners of IEnova ordinary shares should contact their broker, dealer, bank, trust company, custodian or other securities intermediary through whom they own IEnova ordinary shares for information on how to tender shares in the exchange offer.

Properly completed and manually executed facsimiles or other copies of Acceptance Letters will be accepted. The Acceptance Letter and any other required documents should be delivered only by Indeval participants to the exchange agent at its address set forth below.

The exchange agent for the exchange offer is:

Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer

Attention: Mary Carmen Espinoza Osorio, Francisco Márquez Granillo

(telephone numbers +52 (55) 5621-9662 and/or +52 (55) 5621-0870 and e-mail addresses: rfi_equity.group@bbva.com, mary.espinosa@bbva.com and franciscojavier.marquez.grani@bbva.com)

Paseo de la Reforma No. 510, Piso 18

Col. Juárez, Del. Cuauhtémoc, C.P. 06600

Mexico City, Mexico

Any questions or requests for assistance may be directed to the information agent at the telephone numbers and location listed below.

The information agent for the exchange offer is:

Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer

Attention: Arturo Medina at +52 (55) 1807-4850 or by email at josearturo.medina@bbva.com; Carlos Pacheco at +52 (55) 5057-6633 or by email at carlosjavier.pacheco@bbva.com; or Irini Trujillo at +52 (55) 2979-5071 or by email at irini.trujillo@bbva.com

Paseo de la Reforma No. 510, Piso 18

Col. Juárez, Del. Cuauhtémoc, C.P. 06600

Mexico City, Mexico